2012 ANNUAL REPORT


13002048

SERVICE INDUSTRY
Retail | Hospitality | Events | Disaster Recovery

MANUFACTURING
Production Workers

TRANSPORTATION & LOGISTICS
Aviation | Mechanics | Drivers | Warehouse

CONSTRUCTION
General Labor | Skilled Trades


TRUEBLUE®

The Leader in Specialized Blue-Collar Staffing



Summary of Consolidated Financial and Operating Data

(in millions, except per share data and branch count, fiscal year ended Dec. 28, 2012)

STATEMENT OF OPERATIONS DATA	2012	2011	2010	2009	2008
Revenue from services	$1,389.5	$1,316.0	$1,149.4	$1,018.4	$1,384.3
Cost of services	1,017.1	969.0	845.9	727.4	971.8
Gross profit	372.4	347.0	303.5	291.0	412.5
Selling, general and administrative expenses	300.5	282.8	258.8	262.2	332.1
Goodwill and intangible asset impairment	—	—	—	—	61.0
Depreciation and amortization	18.9	16.4	16.5	17.0	16.8
Interest and other income, net	1.6	1.5	0.9	2.3	5.5
Income before tax expenses	54.6	49.3	29.1	14.1	8.1
Income tax expense	21.0	18.5	9.3	5.3	12.3
Net income (loss)	$ 33.6	$ 30.8	$ 19.8	$ 8.8	$ (4.2)
Net income (loss) per diluted share	$ 0.84	$ 0.73	$ 0.46	$ 0.20	$ (0.10)
Weighted average diluted shares outstanding	39.9	42.3	43.5	43.0	42.9

BALANCE SHEET DATA	2012	2011	2010	2009	2008
Working capital	$ 203.6	$ 168.3	$ 207.6	$ 163.2	$ 147.5
Total assets	601.7	560.8	546.5	518.1	519.7
Long-term liabilities	154.5	154.9	147.8	147.9	154.2
Total liabilities	$ 268.1	$ 267.2	$ 233.8	$ 232.7	$ 249.5
Branches open at period end	691	712	721	754	850

TrueBlue is a leading provider of specialized blue-collar staffing. In 2012, TrueBlue connected approximately 350,000 people to work through the following brands: Labor Ready, Spartan Staffing, CLP Resources, PlaneTechs, and Centerline, and served approximately 140,000 businesses in the construction, transportation and logistics, manufacturing, and other service industries.

To Our Shareholders:


We're integrating technology to increase efficiency and better serve the customer.
text messages to/from workers
CUSTOMER
request
request fulfilled
TRUEBLUE

Less than 10 minutes to fill some jobs

I am pleased to report that in 2012 we continued to make significant progress toward our goal of becoming the leading provider of specialized blue-collar staffing. We put people to work in blue-collar jobs across a growing number of industries and further established our value to customers as a source of expertise for their specialized needs.

This past year was an especially important one on the journey we began more than 20 years ago as a provider of general labor using a dispatch hall model to place people in short-term assignments. As we secured our position as the leading provider of on-demand general labor, we took steps to expand our offerings. Our 2004 acquisition of Spartan Staffing enabled us to assist customers with long-term solutions and additional skill sets, and other companies we acquired between 2005 and 2008 added new blue-collar skills and trades such as electricians, carpenters, welders, and even aviation mechanics.

We have put tremendous focus on making it easier for customers to do business with us, and our strategy over the past few years has been to make our full range of capabilities available to all our customers. To advance this strategy, following our acquisitions we began to open offices under the various brand names we had purchased, but we quickly determined that the overlap with customers between these service lines and the additional infrastructure needed didn't make this the best approach.

That's why in early 2012 we announced to our teams that we would begin the process of combining our service lines and customer support teams in markets where they overlap. This new leg in our journey to become one team enabled us to focus on the true needs of our customers and not on whether service teams could grow their individual service lines. We tested this concept in several markets in 2012, and the results encouraged us further that the "one team" approach will improve customer service, make us more efficient, and lead to a faster rate of organic growth.

Another big step for us over the past year was implementing technology that is focused on recruiting, communicating and assigning our workforce to jobs primarily through text messaging. Most of our workers have traditionally been recruited through neighborhood branch locations. Our new technology not only advertises job openings, it allows workers to respond when they are ready to work. Time and time again, we are seeing certain jobs filled in less than 10 minutes and workers are usually quickly on their way to a location nearby. We have also implemented the ability to pay workers shortly after their shifts end using an electronic pay card. These technologies and changes in our business processes will allow us to reduce branch count, centralize operations in several markets, and further leverage our fixed costs as we recruit workers and service our customers.

As in any year, 2012 had its challenges and opportunities. One customer that had been among our largest over the past few years informed us that in spite of being pleased with our services, the project we had been supplying certified aviation mechanics to was winding down and their need for labor would be significantly reduced. At the same time, we began working more extensively with the clean energy industry, which has become a significant part of our business, and a major client quickly ramped up its relationship with us. Not only did our clean energy customer rely on us to recruit general and skilled labor, but the expertise we could offer in their industry made us an integral partner that could solve a variety of issues related to construction in remote areas. Fortunately, our strategy of offering a diversity of blue-collar staffing options has strengthened our business model by giving us the ability to grow into new industries and protect our revenue stream by reducing our exposure to industry-specific slowdowns.

We were pleased by the consistent growth of our core business in 2012 and are optimistic about the year ahead. We see businesses, large and small, continuing to call on the temporary help industry to fill positions. We also believe there will be strong growth in blue-collar jobs, based on the continued upward trend of manufacturing in the U.S. and the growth of housing starts over recent quarters. With our improved ability to serve several areas of the service industry and our strong position in waste and disaster recovery services, we believe the outlook is strong for our organic growth.

Our growth strategies, along with our strong balance sheet, will provide us the opportunity to continue to deliver outstanding returns for our shareholders.

Net income per diluted share


$(0.10)
$0.20
$0.46
$0.73
$0.84
'08
'09
'10
'11
'12

Revenue grew six percent in 2012 over the prior year to a total of $1.4 billion, and EBITDA* grew 12 percent to $72 million. Given the shifting mix in our customer base, including the two large aviation and clean energy projects discussed earlier, we are proud of the double-digit growth in EBITDA and the operating leverage we produced on the changing business.

In February of this year, we announced that TrueBlue acquired MDT Personnel, the nation's third-largest general-labor staffing firm. MDT served 8,000 customers across 25 states through 105 branches and several on-site locations. This acquisition was particularly attractive for us because there was very little overlap in customers served between MDT and TrueBlue during 2012. We quickly integrated the MDT business into our existing business lines and consolidated about 60 percent of their offices with one of our nearby branches.

In addition to our ability to quickly integrate their current leadership, branch personnel, customers, and temporary associates into our operations, we

* See Reconciliation of EBITDA to Net Income on page 4 of this annual report.

We have grown net income through increased efficiencies and branch consolidations.

Net Income (in millions)
Branches Open



850
754
$8.8
$19.8
721
$30.8
712
$33.6
691
'08
'09
'10
'11
'12
$(4.2)

picked up a talented group of employees whose results-driven culture is similar to our own. Our ability to serve customers through on-site services has also been expanded. We are optimistic about all the potential we see in bringing together the MDT team and services into the TrueBlue family and believe that revenue from new customers should exceed $200 million during our first full year of operations.

I believe our growth strategies, along with our strong balance sheet, will provide us the opportunity to continue to deliver outstanding returns for our shareholders. I want to thank our Board of Directors for their service to our shareholders and also express my gratitude to our management team, which remains focused on balancing strong corporate governance with shareholder growth. The fact that TrueBlue was recognized once again in 2012 by Forbes as one of America's 100 "Most Trustworthy Companies," with a score of 99 out of 100 for management, governance and transparency, is testimony that they serve well in both capacities.

I also want to thank our employees for their contribution to our success over the past year and for helping to position us for the future. Change is not easy, yet our employees have wholeheartedly embraced the change necessary to implement our growth strategies. And finally, I want to thank you, our shareholders, for your continued support of TrueBlue as we continue to change the game in the staffing industry and constantly strive to serve our customers in new and innovative ways.

Sincerely,

Steve Cooper
President and
Chief Executive Officer



Reconciliation of EBITDA to Net Income (in millions)

	2012**	2011**	%
Net income	**34**	31	9%
Income tax expense	**21**	19	
Income tax before expense	**55**	49	
Interest and other income, net	**(2)**	(1)	
Income from operations	**53**	48	
Depreciation & amortization	**19**	16	
EBITDA*	**72**	64	12%

* EBITDA is a non-GAAP financial measure which excludes interest, taxes, depreciation and amortization from net income. EBITDA is a key measurement used by management in evaluating performance. EBITDA should not be considered a measure of financial performance in isolation or as an alternative to net income (loss) in the Statement of Operations in accordance with GAAP, and, as presented, may not be comparable to similarly titled measures of other companies.

** Some amounts may not sum due to rounding.

FORWARD-LOOKING STATEMENTS This document contains forward-looking statements, which speak only as of the date thereof. These statements relate to our expectation for future events and our future financial performance. Generally, you can identify forward-looking statements by terminology such as: may, should, expect, plan, intend, anticipate, believe, estimate, predict, potential, or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Factors that could affect our financial results are described in the Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

The certification of the Chief Executive Officer required by the New York Stock Exchange Listing Standards, Section 303A.12(a), relating to TrueBlue's compliance with the New York Stock Exchange Corporate Governance Listing Standards, was submitted to the New York Stock Exchange on June 8, 2012. In addition the company's CEO and CFO certification required under Section 302 of the Sarbanes-Oxley Act are filed as exhibits to the Company's Annual Report on Form 10-K.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: December 28, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File Number: 001-14543

TrueBlue, Inc.

(Exact name of Registrant as specified in its charter)


SEC MAIL PROCESSING
RECEIVED
JUN - 7 2013
WASH. D.C.
193
SECTION

Washington	**91-1287341**
(State of Incorporation)	(IRS Employer ID)
1015 A Street, Tacoma, Washington	**98402**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(253) 383-9101**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock without par value	**The New York Stock Exchange**

Securities registered under Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value (based on the NYSE quoted closing price) of the common stock held by non-affiliates of the registrant as of the last business day of the second fiscal quarter, June 29, 2012, was approximately $0.611 billion.

As of February 8, 2013, there were 40,609,618 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report is incorporated by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders scheduled to be held May 15, 2013, which definitive proxy statement will be filed not later than 120 days after the end of the fiscal year to which this report relates.

COMMENT ON FORWARD LOOKING STATEMENTS

This Form 10-K contains forward-looking statements. These statements relate to our expectations for future events and future financial performance. Generally, the words "anticipate," "believe," "expect," "intend," "plan," and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. These statements are only predictions. Actual events or results may differ materially. Factors which could affect our financial results are described in Item 1A of this Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

TrueBlue, Inc.
2012 Annual Report on Form 10-K
Table of Contents

TrueBlue, Inc.
Form 10-K
PART I

Item 1. BUSINESS

TrueBlue, Inc. ("TrueBlue," "we," "us," "our") is a leading provider of temporary blue-collar staffing services. We provide a wide range of specialized blue-collar staffing services. We operate as Labor Ready for general labor, Spartan Staffing for light industrial services, CLP Resources for skilled trades, PlaneTechs for mechanics and technicians for the aviation and transportation industries, and Centerline Drivers for dedicated and temporary drivers. We have a network of 691 branches in all 50 states, Puerto Rico and Canada, customer on-site locations generally dedicated to one customer, and national service centers, which supply our customers with temporary workers.

We began operations in 1989 under the name Labor Ready, Inc. providing on-demand, general labor staffing services. We became a public company in 1995. In 2004 we began acquiring additional brands to expand our service offerings to customers in the blue-collar staffing market. Effective December 18, 2007, Labor Ready, Inc. changed its name to TrueBlue, Inc. We are headquartered in Tacoma, Washington.

Temporary Staffing Industry

The temporary staffing industry supplies temporary staffing services to minimize the cost and effort of hiring and administering permanent employees in order to rapidly respond to changes in business conditions, to temporarily replace absent employees, to temporarily fill new positions, and to convert fixed or permanent labor costs to variable or flexible costs. Temporary staffing companies act as intermediaries in matching available temporary workers to employer assignments. The demand for a flexible workforce continues to grow with competitive and economic pressures to reduce costs and respond to changing market conditions.

The temporary staffing industry is large and highly fragmented with many competing companies. No single company has a dominant share of the temporary staffing industry. Staffing companies compete both to recruit and retain a supply of temporary workers and to attract and retain customers to employ these workers. Customer demand for temporary staffing services is dependent on the overall strength of the labor market and trends toward greater workforce flexibility. The temporary staffing industry includes a number of markets focusing on business needs that vary widely in duration of assignment and level of technical specialization. We operate within the blue-collar staffing market of the temporary staffing industry.

The blue-collar staffing market is subject to volatility based on overall economic conditions. Historically, in periods of economic growth, the number of companies providing temporary staffing services has increased due to low barriers to entry and during recessionary periods the number of companies has decreased through consolidation, bankruptcies, or other events. The temporary staffing industry is experiencing increased demand in relation to total job growth as customers have placed a greater priority on maintaining a more flexible workforce.

Long-term Strategies

Our long term strategies are clearly focused on creating shareholder value. Creating differentiated services, developing transformational competitive advantages, and increasing the efficiency of our service delivery model are underlying strategic principles that guide our strategies.

Our primary strategic focus is creating specialization in the services we offer. Our customers have a variety of challenges in running their business, many of which are unique to the industry in which they operate. Our objective is to be the leading provider of blue-collar staffing by providing specialized service offerings which will improve the productivity and performance of our customers. We believe that specialization differentiates us from our competition and ensures we deliver industry specific solutions tailored to the specific needs of our customers. We have and continue to invest in building industry expertise in various blue collar markets. Those investments have strengthened our ability to provide compelling workforce solutions for our customers. We have also built our sales and service capabilities for national customers while maintaining our core strength of selling and servicing small to mid-sized businesses at the local level. Our specialization substantially improves our ability to provide quality solutions that customers value.

We believe technology can transform traditional methods of doing business in our industry. We are investing in mobile texting solutions which will drive substantial productivity gains in a variety of ways. We believe mobile solutions will increase the number and quality of potential workers as candidates are increasingly looking for efficient and convenient ways to connect with work opportunities. We expect it will reduce the amount of time it takes our branches to match and assign temporary workers to jobs; particularly for hard-fill-jobs and large short-notice orders. We believe revenues will increase from new business and from fewer unfilled orders in our current business. Also, we believe the geographic reach of our branches will increase and provide the opportunity to reduce occupancy costs by consolidating local branches.

As we consolidate our branch network, we plan to centralize certain recruiting, placement, and customer service duties in major metropolitan areas. Historically, our branches are staffed by generalist positions performing a variety of sales and service activities. We plan to centralize and specialize selected sales and service activities to further improve the productivity and quality of our service.

Acquisitions continue to be a key growth strategy. We have completed a variety of acquisitions in the past and believe we have developed a strong set of competencies in assessing, valuing, and integrating acquisitions. We are excited about the future of the temporary staffing industry and believe we can continue to create shareholder value through acquisitions.

Operations

We provide a wide range of specialized blue-collar staffing services. We operate as Labor Ready for on-demand general labor, Spartan Staffing for skilled manufacturing and logistics labor, CLP Resources for skilled trades for commercial, industrial and energy construction as well as building and plant maintenance, PlaneTechs for skilled mechanics and technicians to the aviation and transportation industries, and, Centerline Drivers for temporary and dedicated drivers to the transportation and distribution industries. Our operations are all in the blue-collar staffing market of the temporary staffing industry. All our brands:

- Provide blue-collar temporary labor services to our customers;
- Serve customers who have a need for temporary staff to perform blue-collar tasks which do not require a permanent employee;
- Build a temporary workforce through recruiting, screening and hiring. Temporary workers are dispatched to customers where they work under the supervision of our customers;
- Drive profitability by managing the bill rates to our customers and the pay rates to our workers. Profitable growth requires increased volume and or bill rates which grow faster than pay rates and leveraging our cost structure; and
- Use innovative technology to improve our ability to recruit quality workers, effectively match workers to the needs of our customers, and meet our customers' needs more efficiently. We are focused on improving the ease of doing business with us for both our temporary workers and customers.

Our long-term financial performance expectations of all our brands are similar as are the underlying financial and economic metrics used to manage those brands. Profitable growth is driven by leveraging our cost structure across all brands to achieve economies of scale and investing in technology that improves our productivity.

Our business is generally conducted through a broad network of local branch locations, customer on-site locations generally dedicated to one customer and national service centers. We have a growing capability to service remote customer needs and work sites where we have no physical location. Management of our temporary staffing operations is coordinated from our headquarters in Tacoma, Washington where we provide support and centralized services to our brands and network of offices.

Customers

Our customer mix consists primarily of small and medium-sized businesses serviced by one or more branch offices. We also serve larger national customers. Our full range of blue-collar temporary staffing services enables us to meet all of the blue-collar staffing needs of our customers.

Methods used to sell temporary staffing services to customers vary depending on the customer's need for temporary staffing services, the local labor supply, the length of assignment, the number of workers and skills required. We are a business-to-business sales provider. Our sales process takes place at the customer's location. Success is often based on the experience and skill of the sales person and the strength of relationship with the customer. Retention of customers, exclusive of economic conditions, is dependent on the strength of our relationship with the customer, the skill, quality and tenure of temporary workers, and customer service skills.

During 2012, we served approximately 140,000 customers in the services, retail, wholesale, manufacturing, transportation, aviation, and construction industries. Our ten largest customers accounted for 22% of total revenue for 2012, 19% for 2011 and 19% for 2010. Sales to our largest customer accounted for 7% of total revenue for 2012, 8% for 2011 and 9% for 2010.

Employees and Temporary Associates

As of December 28, 2012 we employed approximately 2,900 full-time and part-time employees. In addition, we placed approximately 350,000 temporary workers on assignments with our customers during 2012. We recruit temporary workers daily so that we can be responsive to the planned as well as unplanned needs of the customers we serve. We attract our pool of temporary workers through personal referrals, online resources, extensive internal databases, advertising, job fairs, and various other methods. We identify the skills, knowledge, abilities, and personal characteristics of a temporary worker and match their competencies or capabilities to a customer's requirements. This enables our customers to obtain immediate value by placing a highly productive and skilled employee on the job site. We use a variety of proprietary programs for identifying and assessing the skill level of our temporary workers when selecting a particular individual for a specific assignment and retaining those workers for future assignments. We believe that our assessment systems enable us to offer a higher quality of service by increasing productivity, decreasing turnover, and reducing absenteeism.

We provide a bridge to permanent, full-time employment for thousands of temporary workers each year. Temporary workers come to us to fill a short-term financial need, or as a flexible source of income while also working elsewhere or pursuing education. Many stay because of the flexibility that we offer. In many cases, we enable individuals to pay their rent, buy groceries, and remain self-sufficient. Temporary workers may be assigned to different jobs and job sites, and their assignments could last for as little as a single day or extend for several weeks or months. We provide our temporary workers meaningful work and the opportunity to improve their skills.

Our risk management practices have increased the safety of the work environment for our temporary workers. We have increased the involvement of our customers and temporary workers in our safety program. We have a variety of safety-related programs, provide safety information to temporary employees, and conduct job-site visits to increase the safety of employees while working for our customers.

We are considered the legal employer of our temporary workers and laws regulating the employment relationship are applicable to our operations. We consider our relations with our employees and temporary workers to be good.

Competition

We compete in the temporary staffing industry by offering a full range of blue-collar staffing services. The temporary staffing industry is large and fragmented, comprised of thousands of companies employing millions of people and generating billions of dollars in annual revenues.

We experience competition in attracting customers as well as qualified employment candidates. The staffing business is highly competitive with limited barriers to entry, with a number of firms offering services similar to those provided by us on a national, regional, or local basis. We compete with several multi-national full-service and specialized temporary staffing companies, as well as a multitude of local companies. In most geographic areas, no single company has a dominant share of the market. The majority of temporary staffing companies serving the blue-collar staffing market are locally-owned businesses. In many areas the local companies are the strongest competitors, largely due to their longevity in the market and the strength of their customer relationships.

Competitive forces have historically limited our ability to raise our prices to immediately and fully offset increased costs of doing business; some of which include increased temporary worker wages, costs for workers' compensation, and unemployment insurance.

The most significant competitive factors in the staffing business are price, ability to promptly fill customer orders, success in meeting customers' quality expectations of temporary workers, and appropriately addressing customer service issues. We believe we derive a competitive advantage from our service history and commitment to the blue-collar temporary employment market and our specialized approach in serving the industries of our customers. Also, our national presence and proprietary systems and programs including worker safety, risk management, and legal and regulatory compliance are key differentiators from many of our competitors.

Seasonality and Cyclical Nature of our Business

Our business experiences seasonal fluctuations. Our quarterly operating results are affected by the seasonality of our customers' businesses. Demand for our staffing services is higher during the second and third quarters of the year and peaks in the third quarter. Demand is lower during the first and fourth quarters, in part due to limitations to outside work during the winter months. Our working capital requirements are primarily driven by temporary worker payroll and customer accounts receivable. Since receipts from customers lag payroll to temporary workers, working capital requirements increase substantially in periods of growth.

The staffing industry has historically been cyclical, often acting as an indicator of both economic downturns and upswings. Staffing customers tend to use temporary staffing to supplement their existing workforces and generally hire permanent workers when long-term demand is expected to increase. As a consequence, our revenues tend to increase quickly when the economy begins to grow and, conversely, our revenues also decrease quickly when the economy begins to weaken. While we have longer-term customer relationships, which are not directly dependent upon the economic cycle, these revenues are not significant enough to offset the impact of cyclical economic activity for our temporary staffing services.

Financial Information about Geographic Areas

The following table depicts our revenue earned from within the United States and from international operations for the past three fiscal years (*in millions, except percentages*).

	2012		2011		2010	
United States (including Puerto Rico)	$ 1,341.5	96.5%	$ 1,266.3	96.2%	$ 1,105.5	96.2%
International operations (Canada)	48.0	3.5%	49.7	3.8%	43.9	3.8%
Total revenue from services	$ 1,389.5	100.0%	$ 1,316.0	100.0%	$ 1,149.4	100.0%

The international operations are dependent on shared information and communications equipment housed and maintained in the United States. Net property and equipment located in international operations was less than 1% of total property and equipment in each of the last three fiscal years.

Available Information

Our Annual Report on Form 10-K, along with all other reports and amendments filed with or furnished to the Securities and Exchange Commission ("SEC") are publicly available, free of charge, on our website at www.trueblue.com or at www.sec.gov as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Board Committee Charters are also posted to our website. The information on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. RISK FACTORS

Investing in our securities involves risk. The following risk factors and all other information set forth in this Annual Report on Form 10-K should be considered in evaluating our future prospects. In particular, keep these risk factors in mind when you read "forward-looking" statements elsewhere in this report. Forward-looking statements relate to our expectations for future events and time periods. Generally, the words "anticipate," "believe," "expect," "intend," "plan" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. If any of the events described below occurs, our business, financial condition, results of operations, liquidity or access to the capital markets could be materially and adversely affected.

Our business is significantly affected by fluctuations in general economic conditions.

The demand for our blue-collar staffing services is highly dependent upon the state of the economy and upon staffing needs of our customers. As economic activity slows, companies tend to reduce their use of temporary employees before terminating their regular employees. Significant declines in demand and corresponding revenues, can result in expense de-leveraging, which would result in lower profit levels. Any variation in the economic condition or unemployment levels of the United States, Puerto Rico and Canada or in the economic condition of any region or specific industry in which we have a significant presence may severely reduce the demand for our services and thereby significantly decrease our revenues and profits.

Our business is subject to extensive government regulation and a failure to comply with regulations could materially harm our business.

Our business is subject to extensive regulation. The cost to comply, and any inability to comply, with government regulation could materially harm our business. Increased government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially harm our business.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Health Care Reform Laws") include various health-related provisions to take effect through 2014, including requiring most individuals to have health insurance and establishing new regulations on health plans. Although the Health Care Reform Laws do not mandate that employers offer health insurance, beginning in 2014 tax penalties will be assessed on large employers who do not offer health insurance that meets certain affordability or benefit requirements. Unless modified by regulations or subsequent legislation, providing such additional health insurance benefits to our temporary workers, or the payment of tax penalties if such coverage is not provided, will increase our costs. If we are unable to raise the rates we charge our customers to cover these costs, such increases in costs could materially harm our business.

We may incur employment related and other claims that could materially harm our business.

We employ individuals on a temporary basis and place them in our customers' workplaces. We have minimal control over our customers' workplace environments. As the employer of record of our temporary workers, we incur a risk of liability for various workplace events, including claims for personal injury, wage and hour violations, discrimination or harassment, and other actions or inactions of our temporary workers. In addition, some or all of these claims may give rise to litigation including class action litigation. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and can be reasonably estimated.

We cannot be certain that our insurance will be sufficient in amount or scope to cover all claims that may be asserted against us. Should the ultimate judgments or settlements exceed our insurance coverage, they could have a material effect on our business. We cannot be certain we will be able to obtain appropriate types or levels of insurance in the future, that adequate replacement policies will be available on acceptable terms or that the companies from which we have obtained insurance will be able to pay claims we make under such policies.

We are dependent on workers' compensation insurance coverage at commercially reasonable terms.

We provide workers' compensation insurance for our temporary workers. Our workers' compensation insurance policies are renewed annually. The majority of our insurance policies are with AIG, formerly known as Chartis. Our insurance carriers require us to collateralize a significant portion of our workers' compensation obligation. The majority of collateral is held in trust by a third party for the payment of these claims. The loss or decline in value of the collateral could require us to seek additional sources of capital to pay our workers' compensation claims. We cannot be certain we will be able to obtain appropriate types or levels of insurance in the future or that adequate replacement policies will be available on acceptable terms. As our business grows or our financial results deteriorate, the amount of collateral required will likely increase and the timing of providing collateral could be accelerated. Resources to meet these requirements may not be available. The loss of our workers' compensation insurance coverage would prevent us from doing business in the majority of our markets. Further, we cannot be certain that our current and former insurance carriers will be able to pay claims we make under such policies.

Our liquidity may be materially adversely affected by constraints in the capital markets.

The principal sources of our liquidity are funds generated from operating activities, available cash and cash equivalents, and borrowings under our credit facility. We must have sufficient sources of liquidity to fund our working capital requirements, workers' compensation collateral requirements, service our outstanding indebtedness, and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue promising business opportunities.

Our failure to comply with the restrictive covenants under our revolving credit facility could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, or are unable to refinance at all, our results of operations and financial condition could be adversely affected by increased costs and rates.

Acquisitions and new business ventures may have an adverse effect on our business.

We expect to continue making acquisitions and entering into new business ventures or initiatives as part of our long-term business strategy. These acquisitions, new business ventures, and initiatives involve significant challenges and risks, including that they may not advance our business strategy, that we may not realize a satisfactory return on our investment, that we may experience difficulty in integrating operations, or diversion of management's attention from our other business. These events could cause harm to our operating results or financial condition.

We operate in a highly competitive business and may be unable to retain customers or market share.

The staffing services business is highly competitive and the barriers to entry are low. There are new competitors entering the market which may increase pricing pressures. In addition, long-term contracts form only a small portion of our revenue. Therefore, there can be no assurance that we will be able to retain customers or market share in the future. Nor can there be any assurance that we will, in light of competitive pressures, be able to remain profitable or, if profitable, maintain our current profit margins.

Our management information systems are vulnerable to damage and interruption.

The efficient operation of our business is dependent on our management information systems. We rely heavily on proprietary management information systems to manage our order entry, order fulfillment, pricing and collections, as well as temporary worker recruitment, dispatch and payment. Our management information systems, mobile device technology and related services, and other technology may not yield the intended results. Our systems may experience problems with functionality and associated delays. The failure of our systems to perform as we anticipate could disrupt our business and could result in decreased revenue and increased overhead costs, causing our business and results of operations to suffer materially. Our primary computer systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and errors in usage by our employees. Failure of our systems to perform may require significant additional capital and management resources to resolve, causing material harm to our business.

Our results of operations could materially deteriorate if we fail to attract, develop and retain qualified employees.

Our performance is dependent on attracting and retaining qualified employees who are able to meet the needs of our customers. We believe our competitive advantage is providing unique solutions for each individual customer, which requires us to have highly trained and engaged employees. Our success depends upon our ability to attract, develop and retain a sufficient number of qualified employees, including management, sales, recruiting, service and administrative personnel. The turnover rate in the staffing industry is high, and qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply. Our inability to recruit a sufficient number of qualified individuals may delay or affect the speed of our planned growth or strategy change. Delayed expansion, significant increases in employee turnover rates or significant increases in labor costs could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to attract and retain sufficient qualified temporary workers.

We compete with other temporary staffing companies to meet our customer needs and we must continually attract qualified temporary workers to fill positions. Attracting and retaining some skilled temporary employees depends on factors such as desirability of the assignment, location, and the associated wages and other benefits. We have in the past experienced worker shortages and we may experience such shortages in the future. Further, if there is a shortage of temporary workers, the cost to employ these individuals could increase. If we are unable to pass those costs through to our customers, it could materially and adversely affect our business.

We may have additional tax liabilities that exceed our estimates.

We are subject to federal taxes and a multitude of state and local taxes in the United States and taxes in foreign jurisdictions. In the ordinary course of our business, there are transactions and calculations where the ultimate tax determination is uncertain. We are regularly subject to audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax provisions and accruals. The results of an audit or litigation could materially harm our business.

Accidental disclosure of our employees' or customers' information could materially harm our business.

Failure to protect the integrity and security of our employees' and customers' information, including proprietary information, could expose us to litigation and materially damage our relationship with our employees and our customers. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions. Our failure to adhere to or successfully implement changes in response to the changing regulatory requirements could result in legal liability, additional compliance costs, and damage to our reputation.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause our stock price to fall.

Outsourcing certain aspects of our business could result in disruption and increased costs.

We have outsourced certain aspects of our business to third party vendors that subject us to risks, including disruptions in our business and increased costs. For example, we have engaged third parties to host and manage certain aspects of our data center information and technology infrastructure and to provide certain back office support activities. Accordingly, we are subject to the risks associated with the vendor's ability to provide these services to meet our needs. If the cost of these services is more than expected, or if the vendor or we are unable to adequately protect our data and information is lost, or our ability to deliver our services is interrupted, then our business and results of operations may be negatively impacted.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

We lease the building space at all of our branch offices except for two that we own in Florida. Under the majority of these leases, both parties have the right to terminate the lease on 90 days notice. We own an office building in Tacoma, Washington, which serves as our headquarters. Management believes all of our facilities are currently suitable for their intended use.

Item 3. LEGAL PROCEEDINGS

See discussion of legal contingencies and developments in Note 7 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 4. MINE SAFETY DISCLOSURES

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange under the ticker symbol TBI. The table below sets forth the high and low sales prices for our common stock as reported by the New York Stock Exchange during the last two fiscal years:

	High	Low
December 28, 2012		
Fourth Quarter	$ 16.51	$ 11.84
Third Quarter	$ 17.40	$ 14.18
Second Quarter	$ 18.22	$ 13.59
First Quarter	$ 18.13	$ 14.17
December 30, 2011		
Fourth Quarter	$ 14.69	$ 10.40
Third Quarter	$ 16.43	$ 10.80
Second Quarter	$ 17.58	$ 12.84
First Quarter	$ 19.25	$ 14.68

Holders of the Corporation's Capital Stock

We had approximately 561 shareholders of record as of February 8, 2013.

Dividends

No cash dividends have been declared on our common stock to date nor have any decisions been made to pay a dividend in the future. Payment of dividends is evaluated on a periodic basis and if a dividend were paid, it would be subject to the covenants of our lending facility, which may have the effect of restricting our ability to pay dividends.

Stock Repurchases

Under our authorized stock repurchase programs, we repurchased and retired 0.3 million shares of our common stock during 2012 for a total amount of $4.4 million, including commissions. In July 2011, our Board of Directors approved a program to repurchase $75 million of our outstanding common stock. As of December 28, 2012, $35.2 million remained available for repurchase of common stock under the current authorization, which has no expiration date. We repurchased and retired 4.5 million shares of our common stock during 2011 for a total amount of $56.9 million including commissions.

The table below includes repurchases of our common stock pursuant to publicly announced plans or programs and those not made pursuant to publicly announced plans or programs during the thirteen weeks ended December 28, 2012.

Period	Total number of shares purchased (1)	Weighted average price paid per share (2)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares (or approximate dollar value) that may yet be purchased under plans or programs at period end (3)
9/29/12 through 10/26/12	842	$15.86	—	$35.2 million
10/27/12 through 11/23/12	1,756	$13.70	—	$35.2 million
11/24/12 through 12/28/12	2,880	$14.60	—	$35.2 million
Total	5,478	$14.50	—	

(1) During the thirteen weeks ended December 28, 2012, we purchased 5,478 shares in order to satisfy employee tax withholding obligations upon the vesting of restricted stock. These shares were not acquired pursuant to any publicly announced purchase plan or program.

(2) Weighted average price paid per share does not include any adjustments for commissions.

(3) Our Board of Directors authorized a $75 million share repurchase program in July 2011 that does not have an expiration date. As of December 28, 2012, $35.2 million remains available for repurchase of our common stock under the current authorization.

TrueBlue Stock Comparative Performance Graph

The following graph depicts our stock price performance from December 28, 2007 through December 28, 2012, relative to the performance of the S&P Smallcap 600 Index, and a peer group of companies in the temporary staffing industry. All indices shown in the graph have been reset to a base of 100 as of December 28, 2007, and assume an investment of $100 on that date and the reinvestment of dividends, if any, paid since that date.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
Among TrueBlue, Inc., the S&P Smallcap 600 Index
and Selected Peer Group


TOTAL RETURN TO SHAREHOLDERS
(assumes $100 investment on 12/28/2007)
140
120
100
80
60
40
Dollars
2007
2008
2009
2010
2011
2012
TrueBlue, Inc.
Peer Group (1)
S&P Smallcap 600 Index

Total Return Analysis	2007		2008		2009		2010		2011		2012	
TrueBlue, Inc.	$	100	$	62	$	101	$	122	$	94	$	105
Peer Group (1)	$	100	$	63	$	102	$	121	$	83	$	100
S&P Smallcap 600 Index (2)	$	100	$	64	$	85	$	104	$	104	$	117

(1) The peer group includes Kelly Services, Inc., Manpower, Inc., Robert Half International, Adecco SA and Randstad.

(2) In 2012 we selected the S&P Smallcap 600 Index as an index comparison due to our market capitalization being more in line with this index as opposed to the using the S&P Midcap 400 Index. The S&P Midcap 400 Index had a 2012 total return of $116 based on an assumed $100 investment on 12/28/2007.

Item 6. SELECTED FINANCIAL DATA

The following selected consolidated financial information has been derived from our audited Consolidated Financial Statements. The data should be read in conjunction with item 1A "Risk Factors", Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the notes included in Item 8 of this Annual Report on Form 10-K.

Summary Consolidated Financial and Operating Data
As of and for the Fiscal Year Ended (1)
(in millions, except per share data and number of branches)

	2012 (52 Weeks)	2011 (52 Weeks)	2010 (53 Weeks)	2009 (52 Weeks)	2008 (52 Weeks)
Statements of Operations Data:					
Revenue from services	$ 1,389.5	$ 1,316.0	$ 1,149.4	$ 1,018.4	$ 1,384.3
Cost of services	1,017.1	969.0	845.9	727.4	971.8
Gross profit	372.4	347.0	303.5	291.0	412.5
Selling, general and administrative expenses	300.5	282.8	258.8	262.2	332.1
Goodwill and intangible asset impairment	—	—	—	—	61.0
Depreciation and amortization	18.9	16.4	16.5	17.0	16.8
Interest and other income, net	1.6	1.5	0.9	2.3	5.5
Income before tax expenses	54.6	49.3	29.1	14.1	8.1
Income tax expense	21.0	18.5	9.3	5.3	12.3
Net income (loss)	$ 33.6	$ 30.8	$ 19.8	$ 8.8	$ (4.2)
Net income (loss) per diluted share	$ 0.84	$ 0.73	$ 0.46	$ 0.20	$ (0.10)
Weighted average diluted shares outstanding	39.9	42.3	43.5	43.0	42.9

	At Fiscal Year End,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Working capital	$ 203.6	$ 168.3	$ 207.6	$ 163.2	$ 147.5
Total assets	$ 601.7	$ 560.8	$ 546.5	$ 518.1	$ 519.7
Long-term liabilities	$ 154.5	$ 154.9	$ 147.8	$ 147.9	$ 154.2
Total liabilities	$ 268.1	$ 267.2	$ 233.8	$ 232.7	$ 249.5
Branches open at period end	691	712	721	754	850

(1) Our fiscal year ends on the last Friday in December. The 2012 fiscal year ended on December 28, 2012, included 52 weeks. The 2010 fiscal year ended on December 31, 2010, included 53 weeks, with the 53rd week falling in our fourth fiscal quarter. All other prior years presented included 52 weeks.

The operating results reported above include the results of acquisitions subsequent to their respective purchase dates. In February 2008, we acquired substantially all of the assets of TLC Services Group, Inc. and in April 2008, we acquired 100% of the common stock of Personnel Management, Inc.

No cash dividends have been declared on our common stock to date nor have any decisions been made to pay a dividend in the future.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and Notes thereto included in Item 8 in this Annual Report on Form 10-K. This item contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Item 1A, Risk Factors."

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect future results. Our MD&A is presented in six sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations and Commitments
- Summary of Critical Accounting Policies
- New Accounting Standards

OVERVIEW

TrueBlue is a leading provider of temporary blue-collar staffing. We provide a wide range of specialized blue-collar staffing services. We have a network of 691 branches in all 50 states, Puerto Rico and Canada, customer on-site locations generally dedicated to one customer, and national service centers which supply our customers with temporary workers. In 2012, we connected approximately 350,000 people to work through the following blue-collar staffing brands: Labor Ready for general labor, Spartan Staffing for light industrial services, CLP Resources for skilled trades, PlaneTechs for aviation and diesel mechanics and technicians, and Centerline Drivers for dedicated and temporary drivers. Headquartered in Tacoma, Washington, we serve approximately 140,000 businesses primarily in the services, construction, transportation, manufacturing, retail and wholesale industries.

Revenue grew to $1.4 billion for 2012, a 5.6% increase compared to the prior year. Revenue growth slowed in the second half of 2012 due to lower revenue from a large customer and softening growth trends across the business. Services related to this large customer are project based and have been declining throughout the year as the project matures and our customer makes workforce adjustments. Excluding revenue from this customer, revenue grew 8.6%. The growth is driven primarily by our continued success in renewable energy construction projects along with an improving construction market.

Our revenue growth is also due to the continued success of our specialized market sales and service strategy. Our dedicated sales leaders have expertise in the specific industries we serve. They partner with our service teams to meet the specific project needs of our national customers. Likewise, they provide our branches with best practice industry knowledge including sales and service methods for each industry. Our local sales and service teams build strong customer relationships and loyalty in providing tailored solutions that meet the day to day needs of our local customers.

Gross profit as a percent of revenue for fiscal 2012 of 26.8% improved by 0.4% compared to 2011 primarily due to increased bill rates which more than offset increases to minimum wages and unemployment taxes in 2012. We continue to be selective in the customers we serve and diligent in our approach to setting appropriate bill rates.

Selling, general, and administrative expenses as a percentage of revenue remained relatively constant at 21.6% for 2012 as compared to 21.5% for the prior year. Revenue from a large customer declined approximately $30 million compared to 2011. The operations servicing this customer were not reduced as they are located in a national recruiting and service center that is being leveraged to grow other service lines.

Net income grew by 9.2% to $34 million, or $0.84 per diluted share for fiscal 2012, compared to a net income of $31 million, or $0.73 per diluted share, for fiscal 2011.

We are in a strong financial position to fund working capital needs for planned 2013 growth and expansion opportunities. We have cash and cash equivalents of $130 million at December 28, 2012. As of December 28, 2012, the maximum $80 million was available under the Revolving Credit Facility and $7 million of letters of credit had been issued against the facility, leaving an unused portion of $73 million.

RESULTS OF OPERATIONS

The following table presents selected financial data (*in millions, except percentages and per share amounts*):

	2012	2011	2010
Revenue from services	$ 1,389.5	$ 1,316.0	$ 1,149.4
Total revenue growth %	5.6%	14.5%	12.9%
Gross profit as a % of revenue	26.8%	26.4%	26.4%
Selling, general and administrative expenses	$ 300.5	$ 282.8	$ 258.7
Selling, general and administrative expenses as a % of revenue	21.6%	21.5%	22.5%
Income from operations	$ 53.0	$ 47.8	$ 28.3
Income from operations as a % of revenue	3.8%	3.6%	2.5%
Net Income	$ 33.6	$ 30.8	$ 19.8
Net Income per diluted share	$ 0.84	$ 0.73	$ 0.46

Our business experiences seasonal fluctuations. Our quarterly operating results are affected by the seasonality of our customers' businesses as well as timing and duration of project work. Demand for our staffing services is higher during the second and third quarters of the year with demand peaking in the third quarter and lower during the first and fourth quarters, in part due to limitations to outside work during the winter months.

Revenue

Revenue from services in comparison with the same period in the prior year was as follows *(in millions, except percentages)*:

	2012	2011	2010
Revenue from services	$ 1,389.5	$ 1,316.0	$ 1,149.4
Total revenue growth %	5.6%	14.5%	12.9%

Revenue grew to $1.4 billion for 2012, a 5.6% increase compared to the prior year. Revenue growth slowed in the second half of 2012 due to manufacturing declines, softening growth trends across the business, and lower revenue from a large customer. Services related to this large customer are project based and have been declining throughout the year as the project matures and our customer makes workforce adjustments. Excluding revenue from this customer revenue grew 8.6%. Our revenue growth is also due to the continued success of our specialized market sales and service strategy. Our dedicated sales leaders have expertise in the specific industries we serve. They partner with our service teams to meet the specific project needs of our national customers. Likewise, they provide our branches with best practice industry knowledge including sales and service methods for each industry. Our local sales and service teams build strong customer relationships and loyalty in providing tailored solutions that meet the day to day needs of our local customers. As a result we have experienced continued success in renewable energy construction projects along with an improving construction market.

For fiscal 2011, revenue grew to $1.3 billion, a 14.5% increase compared to the prior year. The strong revenue growth in 2011 was primarily driven by strong demand for our services across most major industries and geographies. We experienced double digit revenue growth in most of the industry groups we serve.

Gross profit

Gross profit in comparison with the same period in the prior year was as follows (*in millions, except percentages*):

	2012	2011	2010
Gross profit	$ 372.4	$ 347.0	$ 303.5
Gross profit as a % of revenue	26.8%	26.4%	26.4%

Gross profit represents revenues from services less direct costs of services, which consist of payroll, payroll taxes, workers' compensation insurance costs, and reimbursable costs. Gross profit as a percent of revenue improved by 0.4% for fiscal 2012 primarily due to increased bill rates which more than offset increases to minimum wages and unemployment taxes in 2012. Our team continues to leverage our specialized approach in the blue-collar market along with disciplined pricing to drive higher gross margin. We are selective in the customers we serve and diligent in our approach to setting appropriate bill rates.

Workers' compensation expense was 3.8% of revenue for fiscal 2012 and 3.9% for fiscal 2011. We actively manage the safety of our temporary workers with our risk management programs and work together with our network of service providers to control costs. We further reduced accidents for fiscal 2012 and the associated cost of workers' compensation.

For Fiscal 2011, gross profit as a percentage of revenue was unchanged compared to fiscal 2010 due to offsetting factors. Gross profit as a percentage of revenue for fiscal 2010 included the benefit of HIRE Act credits, net of other payroll tax items, of 0.2% of revenue. The HIRE Act provided incentives for hiring and retaining workers by exempting the employer share of the social security tax on wages paid to qualified individuals beginning on March 18, 2010 and expired on December 31, 2010. Excluding the benefit of these net 2010 HIRE Act credits, gross profit as a percent of revenue for 2011 compared to 2010 has improved by 0.2%. The improvement was primarily due to our success with pricing and increased billing rates. Workers' compensation expense was 3.9% of revenue for fiscal 2011 and 3.8% for fiscal 2010.

Selling, general and administrative expenses

Selling, general and administrative ("SG&A") expenses were as follows (*in millions, except percentages*):

	2012	2011	2010
Selling, general and administrative expenses	$ 300.5	$ 282.8	$ 258.7
Percentage of revenue	21.6%	21.5%	22.5%

SG&A as a percentage of revenue remained relatively constant at 21.6% for 2012 as compared to 21.5% for the prior year. The increase in SG&A spending of $17.7 million or 6.2% for fiscal 2012 is primarily due to the variable selling and other operating expenses associated with the revenue increase of $73.5 million or 5.6%. Excluding revenue from a large customer, revenue increased $103.8 million or 8.6% over the prior year. Revenue from this large customer declined approximately $30 million compared to 2011. The operations servicing this customer were not reduced as they are located in a national recruiting and service center that is being leveraged to grow other service lines. We remain focused on leveraging our cost structure which should produce incremental operating margins with additional future revenue.

We have continued to invest in our specialized vertical market sales and service strategy and projects to further improve our efficiency and effectiveness in recruiting and retaining our temporary workers and attracting and retaining our customers. We completed a major investment in the operating system of our largest brand during 2012. We are seeing the benefits of improved operating efficiency.

For fiscal 2011, SG&A declined to 21.5% as a percentage of revenue as compared to 22.5% for fiscal 2010. During 2011 we produced strong incremental operating margins as we leveraged our fixed cost structure. The increase in SG&A spending for 2011 was primarily due to two factors. First, we experienced an expected increase in variable expenses to support the increased revenue of $167 million over the prior year. Second, we invested in specialized sales and marketing personnel to sell to and serve our vertical market customer groups. Our vertical market specialists and their programs made significant contributions to our revenue growth. We also filled open sales and service positions in local markets and made a variety of market adjustment increases to compensation to retain our key performers.

Depreciation and amortization and interest

Depreciation and amortization and interest were as follows *(in millions, except percentages)*:

	2012	2011	2010
Depreciation and amortization	$ 18.9	$ 16.4	$ 16.5
Percentage of revenue	1.4%	1.2%	1.4%

Depreciation and amortization for fiscal 2012 increased over the prior year by $2.5 million primarily from increased capital spending on enterprise technology improvement projects. These projects are designed to further improve our efficiency and effectiveness in recruiting and retaining our temporary workers and attracting and retaining our customers.

Interest and other income, net

Depreciation and amortization and interest were as follows *(in millions, except percentages)*:

	2012	2011	2010
Interest and other income, net	$ 1.6	$ 1.5	$ 0.9
Percentage of revenue	0.1%	0.1%	0.1%

Net interest income for 2012 remained relatively flat when compared to 2011. Net interest income for 2011 increased over 2010 due to increased yields on our restricted cash and investments and the 2011 renewal of our revolving credit facility with lower fees and cost to borrow.

Income taxes

The effective income tax rate was as follows *(in millions except percentages)*:

	2012	2011	2010
Income tax expense	$ 21.0	$ 18.5	$ 9.3
Effective income tax rate	38.4%	37.6%	32.0%

Our effective tax rate on earnings for 2012 was 38.4% compared to 37.6% for the same period in 2011. The increase in the effective income tax rate is due primarily to federal Work Opportunity Tax Credits which largely expired at the end of 2011. This income tax credit was designed to encourage employers to hire workers from certain targeted groups with higher-than-average unemployment rates. The principal difference between the statutory federal income tax rate of 35% and our effective income tax rate results from state income taxes, federal tax credits and certain non-deductible expenses. The lower effective tax rate in 2010 was primarily due to the favorable resolution of certain prior year tax matters.

The American Taxpayer Relief Act of 2012 ("the Act") was signed into law on January 2, 2013. The Act retroactively restored the Work Opportunity Tax Credit. Because a change in tax law is accounted for in the period of enactment, the retroactive effect of the Act on the Company's U.S. federal taxes for 2012, a benefit of approximately $3.2 million, will be recognized in 2013. In addition, we expect the Act's extension of these provisions through the end of 2013 will reduce our estimated annual effective tax rate for 2013 compared to 2012.

Results of Operations Future Outlook

The following highlights represent our expectations in regard to operating trends for fiscal year 2013. These expectations are subject to revision as our business changes with the overall economy:

- Our top priority remains to increase revenue and leverage our cost structure which should produce incremental operating margins with additional future revenue. We will continue to invest in our specialized sales and customer service programs which we believe will enhance our ability to capitalize on further revenue growth and customer retention. We actively pursue large project opportunities in vertical markets with growth opportunities. One of our largest successes is in the construction of renewable energy projects. While our growth rates have diminished due to more challenging prior year comparisons, renewable energy projects remain an attractive opportunity.
- Effective February 4, 2013, we acquired MDT Personnel, the third-largest general labor staffing firm in the United States. MDT supplies blue-collar labor to industries similar to those served by TrueBlue, including construction, event staffing, disaster recovery, hospitality, and manufacturing through its network of 105 branches and 15 customer on-site locations in 25 states. TrueBlue will expand the size of its general labor business by merging MDT's operations with those of the Labor Ready brand. Selected branches will be consolidated to leverage our cost structure and produce long term incremental operating margins. The acquisition will enhance TrueBlue's national position as the leading provider of dependable blue-collar temporary labor. The decision to acquire MDT's operations reflects our overall optimism about growth in the staffing industry. We will continue to pursue other opportunities to grow our share of the blue collar market through acquisitions.
- As the economy grows, we will continue to evaluate opportunities to expand our market presence. All of our multi-location brands have opportunities to expand through new physical locations or by sharing existing locations. Where possible, we plan to expand the presence of our brands by sharing existing locations to achieve cost synergies. We plan to build on our success with centralized recruitment and dispatch of our temporary workers to locations without physical branches and expand our geographic reach.

- We have been investing in mobile technology solutions. We see compelling opportunities to improve the speed in assigning candidates to jobs and increase the productivity of our branch employees resulting in the consolidation of branches and other benefits to our cost structure. These technologies are currently under development and we expect to deploy them during the middle of 2013. We believe this will position us to begin generating efficiencies during the back half of 2013. The extent of additional efficiencies will be understood after our deployment and evaluation in 2013.
- Services for a large customer project have been declining throughout 2012 as the project matures and our customer makes workforce adjustments. While we expect continued revenue from this customer, our work is project based and the completion of certain projects will continue to impact our revenue trends. Revenue from this customer was approximately $76 million in 2012. We expect that to continue to decline in 2013.
- Customer demand for blue-collar staffing services is dependent on the overall strength of the labor market and trends towards greater workforce flexibility within the blue-collar markets in which we operate. Due to our industry's sensitivity to economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short term nature of staffing assignments, our visibility for future demand is limited. As a result, we monitor a number of economic indicators as well as certain trends to estimate future revenue. Future results will be dependent on whether the underlying economic uncertainty continues, trends in customer preference towards a more flexible workforce continue, and our ability to more effectively and efficiently serve customer needs. Based on these anticipated trends, we expect continued uncertainty in the economy and pressure on revenue in 2013. However, we are encouraged by an improving construction market and diminishing uncertainty.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is operating cash flows. Our net income and, consequently, our cash provided from operations are impacted by sales volume, timing of collections, seasonal sales patterns and profit margins. Over the past three fiscal years, net cash provided by operations was approximately $124.9 million.

Cash flows from operating activities

Our cash flows from operating activities were as follows (*in millions*):

	2012	2011	2010
Net income	$ 33.6	$ 30.8	$ 19.8
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	18.9	16.4	16.5
Provision for doubtful accounts	7.0	6.6	8.2
Stock-based compensation	7.9	7.4	7.2
Deferred income taxes	3.1	(1.9)	5.3
Other operating activities	1.9	(0.5)	(0.2)
Changes in operating assets and liabilities:			
Accounts receivable	(20.4)	(51.8)	(11.6)
Income taxes	(3.7)	3.5	(3.3)
Accounts payable and other accrued expenses	1.3	16.2	3.4
Workers' compensation claims reserve	3.7	4.5	(2.2)
Other assets and liabilities	(1.0)	(0.6)	(1.1)
Net cash provided by operating activities	$ 52.3	$ 30.6	$ 42.0

Net cash provided by operating activities was $52.3 million for fiscal 2012 as compared to net cash provided by operating activities of $30.6 million for fiscal 2011.

- The increase in cash from operating activities is primarily due to net income of $33.6 million.
- In 2012, accounts receivable increased by $20.4 million primarily due to continued revenue growth. In 2011, accounts receivable increased by $51.8 million due to revenue growth and a low beginning balance due to significant customer payments received at the end of 2010.

- The increase in depreciation and amortization during 2012 is primarily due to increased capital spending focused on enterprise technology improvement projects. These projects are designed to further improve our efficiency and effectiveness in recruiting and retaining our temporary workers and attracting and retaining our customers.
- Generally our workers' compensation reserve for estimated claims increases as temporary labor services increase and decreases as temporary labor services decline. During the current year, our workers' compensation reserve increased as we increased the delivery of temporary labor services, partially offset by the timing of claim payments.
- Income taxes receivable increased in 2012 due to over payments of estimated taxes as a result of larger than expected deductions.

Cash flows from investing activities

Our cash flows from investing activities were as follows (*in millions*):

	2012	2011	2010
Capital expenditures	$ (17.8)	$ (9.7)	$ (7.0)
Change in restricted cash and cash equivalents	7.6	68.5	3.9
Purchase of restricted investments	(33.8)	(88.2)	—
Maturities of restricted investments	18.1	9.3	—
Other	(0.3)	(6.8)	(0.3)
Net cash used in investing activities	$ (26.2)	$ (26.9)	$ (3.4)

- Capital expenditures were higher in 2012 primarily related to investments made to upgrade our proprietary information systems and invest in enterprise technology improvement projects. These projects are designed to further improve our efficiency and effectiveness in recruiting, dispatching and retaining our workers as well as leveraging our centralized service delivery and making it easier for the customer to do business. We anticipate that total capital expenditures will be approximately $10 million in 2013.
- Restricted cash and investments consist primarily of collateral that has been provided or pledged to insurance carriers and state workers' compensation programs. The change in restricted cash and cash equivalents is primarily a product of purchasing restricted investments, maturities on restricted investments, and payments to workers' compensation insurance providers. When combining this change with purchases of restricted investments net of maturities of restricted investments, restricted cash and investments increased by $8.1 million for fiscal 2012. This increase is primarily due to an increase in the collateral requirements by our workers' compensation insurance providers related to growth in operations and due the timing of payments to our insurance providers.

  In 2011, the changes to restricted cash and investments were primarily due an agreement we entered into with AIG, formerly known as Chartis, and the Bank of New York Mellon creating a trust ("Trust") which holds the majority of our collateral obligations under existing workers' compensation insurance policies previously held directly by AIG. Restricted investments increased by $10.4 million for 2011, primarily due to additional restricted cash and investments required as collateral due to growth.
- The 2011 change to Other includes the purchase of a staffing company and a technology company in 2011.

Cash flows from financing activities

Our cash flows from financing activities were as follows (*in millions*):

	2012	2011	2010
Purchases and retirement of common stock	$ (4.4)	$ (56.9)	$ —
Net proceeds from stock option exercises and employee stock purchase plans	4.2	1.1	1.1
Common stock repurchases for taxes upon vesting of restricted stock	(2.2)	(1.8)	(1.6)
Payments on debt	(4.5)	(0.3)	(0.4)
Other	0.7	0.7	0.1
Net cash used in financing activities	$ (6.2)	$ (57.2)	$ (0.8)

- Under our authorized stock repurchase program, we repurchased and retired 0.3 million shares of our common stock during fiscal 2012 for a total amount of $4.4 million including commissions. We repurchased and retired 4.5 million shares of our common stock during fiscal 2011 for a total amount of $56.9 million including commissions.

Future outlook

We are in a strong financial position to fund working capital needs for planned growth. The strength of our current financial position is highlighted as follows:

- We have cash and cash equivalents of $129.5 million as of December 28, 2012.
- Our borrowing availability under our credit facility is principally based on accounts receivable and the value of our corporate building. We have $72.8 million of borrowing available under our credit facility as of December 28, 2012. We believe the credit facility provides adequate borrowing availability.
- The majority of our workers' compensation payments are made from restricted cash versus cash from operations.
- On July 25, 2012, we filed a $100 million Shelf Registration Statement with the Securities and Exchange Commission that replaced our previous Shelf Registration which expired in July 2012. The Shelf Registration allows us to sell various securities in amounts and prices determined at the time of sale. The filing enables us to access capital efficiently and quickly if needed, however, we have no current plans to make an offering.

We believe that cash provided from operations and our capital resources will be adequate to meet our cash requirements over the next twelve months, and thereafter for the foreseeable future. However, should economic conditions again deteriorate, our financial results could be adversely impacted and we may need to seek additional sources of capital. These additional sources of financing may not be available, or may not be available on commercially reasonable terms.

Capital resources

We have a credit agreement with Bank of America, N.A. and Wells Fargo Capital Finance, LLC for a secured revolving credit facility of up to a maximum of $80 million (the "Revolving Credit Facility"). The Revolving Credit Facility expires in September 2016.

The maximum amount we can borrow under the Revolving Credit Facility is subject to certain borrowing limits. Specifically, we are limited to the sum of 85% of our eligible accounts receivable and the liquidation value of our Tacoma headquarters office building not to exceed $15 million, which is reduced quarterly by $0.4 million. As of December 28, 2012, the Tacoma headquarters office building liquidation value totaled $13.5 million. This borrowing limit is further reduced by the sum of a reserve in an amount equal to the payroll and payroll taxes for our temporary employees for one payroll cycle and other reserves if deemed applicable. As of December 28, 2012, the maximum $80 million was available and letters of credit in the amount of $7.2 million had been issued against the facility, leaving an unused portion of $72.8 million. The letters of credit collateralize a portion of our workers' compensation obligation.

The Revolving Credit Facility requires that we maintain liquidity in excess of $12 million or be subject to a fixed charge coverage ratio. Liquidity is defined as the amount we are entitled to borrow as advances under the Revolving Credit Facility plus the amount of cash and cash equivalents held in accounts subject to a control agreement benefiting the lenders. The amount we were entitled to borrow at December 28, 2012 was $72.8 million and the amount of cash and cash equivalents under control agreements was

$128.3 million for a total of $201.1 million of liquidity, which is well in excess of the minimum liquidity requirement. We are currently in compliance with all covenants related to the Revolving Credit Facility.

Under the terms of the Revolving Credit Facility, we pay a variable rate of interest on funds borrowed that is based on LIBOR or the Prime Rate, at our option, plus an applicable spread based on excess liquidity as set forth below:

Excess Liquidity	Prime Rate Loans	LIBOR Rate Loans
Greater than $40 million	0.50%	1.50%
Between $20 million and $40 million	0.75%	1.75%
Less than $20 million	1.00%	2.00%

A fee on borrowing availability of 0.25% is also applied against the unused portion of the Revolving Credit Facility. Letters of credit are priced at the margin in effect for LIBOR loans, plus a fronting fee of 0.125%.

Obligations under the Revolving Credit Facility are secured by substantially all of our domestic personal property and our headquarters located in Tacoma, Washington.

We have agreements with certain financial institutions that allow us to restrict cash and cash equivalents and investments for the purpose of providing collateral instruments to our insurance carriers to satisfy workers' compensation claims. At December 28, 2012, we had restricted cash and investments totaling approximately $136.3 million.

In 2011, we entered into an agreement with AIG, formerly known as Chartis, and the Bank of New York Mellon creating a trust ("Trust") which holds the majority of our collateral obligations under existing workers' compensation insurance policies previously held directly by AIG. We established investment policy directives for the Trust, with the first priority to be preservation of capital, second to maintain and ensure a high degree of liquidity, and third to maximize after-tax returns.

Trust investments must meet minimum acceptable quality standards. The primary investments include U.S. Treasury Securities, U.S. Agency Debentures, U.S. Agency Mortgages, Corporate Securities, and Municipal Securities. For those investments rated by the Nationally Recognized Statistical Rating Organizations the minimum ratings are:

	S&P	Moody's	Fitch
Short-term Rating	A-1/SP-1	P-1/MIG-1	F-1
Long-term Rating	A	A2	A

Workers' compensation insurance, collateral and claims reserves

Workers' compensation insurance

We provide workers' compensation insurance for our temporary and permanent employees. For policy years beginning in July 2003 and thereafter, AIG, formerly known as Chartis, has been our workers' compensation carrier. The policy year is effective July 1 to June 30 and is subject to annual renewal. We completed our renewal with AIG for the 2012 - 2013 policy year in June. For certain states we pay workers' compensation insurance premiums and obtain full coverage under government-administered programs. The majority of our current workers' compensation insurance policies cover claims for an event above a $2.0 million deductible limit, on a "per occurrence" basis. This results in our being substantially self-insured. While we have primary responsibility for all claims, our insurance coverage provides reimbursement for certain losses and expenses beyond our deductible limits ("Excess Claims").

We have full liability for all remaining payments on claims that originated between January 2001 and June 2003, without recourse to any third party insurer as the result of a novation agreement we entered into with Kemper Insurance Company in December 2004. Prior to 2001, we were insured by various carriers who are now insolvent and as a result we are substantially reserved for any claims above the self-insurance limit.

Workers' compensation collateral

Our insurance carriers and certain state workers' compensation programs require us to collateralize a portion of our workers' compensation obligation, for which they become responsible should we become insolvent. The collateral typically takes the form of cash and cash-backed instruments, highly rated investment grade securities, letters of credit, and/or surety bonds. On a regular basis, these entities assess the amount of collateral they will require from us relative to our workers' compensation obligation. Such amounts can increase or decrease independent of our assessments and reserves. We generally anticipate that our collateral commitments will continue to grow as we grow our business. We pay our premiums and deposit our collateral in installments. AIG is the beneficiary of the Trust held at Bank of New York Mellon, which holds the majority of the restricted cash and investments collateralizing our self-insured workers' compensation policies.

Our total collateral commitments were made up of the following components (*in millions*):

	2012	2011
Cash collateral held by insurance carriers	$ 21.5	$ 21.3
Cash and cash equivalents held in Trust (1)	14.8	19.2
Investments held in Trust	91.2	78.0
Letters of credit (2)	9.0	16.7
Surety bonds (3)	16.2	16.2
Total collateral commitments	$ 152.7	$ 151.4

(1) Included in this amount is $0.9 million and $0.8 million of accrued interest at December 28, 2012 and December 30, 2011, respectively.

(2) We have agreements with certain financial institutions to issue letters of credit as collateral. We had $1.8 million and $5.9 million of restricted cash collateralizing our letters of credit at December 28, 2012 and December 30, 2011, respectively.

(3) Our surety bonds are issued by independent insurance companies on our behalf and bear annual fees based on a percentage of the bond, which is determined by each independent surety carrier, but do not exceed 2.0% of the bond amount, subject to a minimum charge. The terms of these bonds are subject to review and renewal every one to four years and most bonds can be canceled by the sureties with as little as 60 days notice.

Workers' compensation reserve

The following table provides a reconciliation of our collateral commitments to our workers' compensation reserve as of the period end dates presented (*in millions*):

	2012	2011
Total workers' compensation reserve	$ 195.6	$ 191.8
Add back discount on reserves (1)	20.4	18.6
Less excess claims reserve (2)	(26.9)	(27.2)
Reimbursable payments to insurance provider (3)	6.4	2.9
Less portion of workers' compensation not requiring collateral (4)	(42.8)	(34.7)
Total collateral commitments	$ 152.7	$ 151.4

(1) Our workers' compensation reserves are discounted to their estimated net present value while our collateral commitments are based on the gross, undiscounted reserve.

(2) Workers' compensation reserve includes the estimated obligation for claims above our deductible limits. These are the responsibility of the insurance carriers against which there are no collateral requirements.

(3) This amount is included in restricted cash and represents a timing difference between claim payments made by our insurance carrier and the reimbursement from cash held in the Trust. When claims are paid by our carrier, the amount is removed from the workers' compensation reserve but not removed from collateral until reimbursed to the carrier.

(4) Represents deductible and self-insured reserves where collateral is not required.

Our workers' compensation reserve is established using estimates of the future cost of claims and related expenses, which are discounted to their estimated net present value. The discounted workers' compensation claims reserve was $195.6 million at December 28, 2012.

Our workers' compensation reserve for self-insured claims is established using estimates of the future cost of claims and related expenses that have been reported but not settled, as well as those that have been incurred but not reported. Reserves are estimated for claims incurred in the current year, as well as claims incurred during prior years. Management evaluates the adequacy of the workers' compensation reserves in conjunction with an independent quarterly actuarial assessment. Factors considered in establishing and adjusting these reserves include, among other things:

- Changes in medical and time loss ("indemnity") costs;
- Mix changes between medical only and indemnity claims;
- Regulatory and legislative developments that have increased benefits and settlement requirements;

- Type and location of work performed;
- The impact of safety initiatives; and,
- Positive or adverse development of claim reserves.

Our workers' compensation claims reserves are discounted to their estimated net present value using discount rates based on returns of "risk-free" U.S. Treasury instruments with maturities comparable to the weighted average lives of our workers' compensation claims.

Our workers' compensation reserves include estimated expenses related to claims above our deductible limits ("excess claims"), and a corresponding receivable for the insurance coverage on excess claims based on the contractual policy agreements we have with insurance carriers. We discount this reserve and corresponding receivable to its estimated net present value using the discount rates based on average returns of "risk-free" U.S. Treasury instruments available during the year in which the liability was incurred. The discounted workers' compensation reserve for excess claims and the corresponding receivable for the insurance on excess claims was $27.1 million as of December 28, 2012.

The following table provides an analysis of changes in our workers' compensation claims reserves (*in millions*):

	2012	2011	2010
Beginning balance	$ 191.8	$ 187.3	$ 189.5
Self-insurance reserve expenses related to current year, net (1)	55.7	52.4	49.4
Payments related to current year claims (2)	(11.3)	(11.2)	(11.9)
Payments related to claims from prior years (2)	(26.9)	(29.3)	(27.4)
Changes to prior years' self-insurance reserve, net (3)	(13.7)	(16.9)	(17.1)
Amortization of prior years' discount (4)	0.2	7.9	4.6
Net change in excess claims reserve (5)	(0.2)	1.6	0.2
Ending balance	195.6	191.8	187.3
Less current portion	44.7	43.5	42.4
Long-term portion	$ 150.9	$ 148.3	$ 144.9

(1) Our self-insurance reserves are discounted to their estimated net present value using discount rates based on returns of "risk-free" U.S. Treasury instruments with maturities comparable to the weighted average lives of our workers' compensation claims. At December 28, 2012, the weighted average rate was 2.4%.

(2) Payments made against self-insured claims are made over a weighted average period of approximately 5.5 years.

(3) Changes in reserve estimates are reflected in the statement of operations in the period when the changes in estimates are made.

(4) Amortization of discount over the estimated weighted average life. In addition, any changes to the estimated weighted average lives and corresponding discount rates for actual payments made are reflected in the statement of operations in the period when the changes in estimates are made.

(5) Changes to the workers' compensation reserve for claims above our self-insured limits ("excess claims") net of discount to its estimated net present value using the risk-free rates associated with the actuarially determined weighted average lives of our excess claims. At December 28, 2012, the weighted average rate was 4.4%. The excess claim payments are made and the corresponding reimbursements from our insurance carriers are received over a weighted average period of approximately 19.7 years. Two of the workers' compensation insurance companies with which we formerly did business are in liquidation and have failed to pay a number of excess claims to date. We have recorded a valuation allowance against all of the insurance receivables from the insurance companies in liquidation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have various contractual obligations that are recorded as liabilities in our consolidated financial statements. Certain contractual obligations, such as operating leases, are not recognized as liabilities in our consolidated financial statements, but are required to be disclosed. There were no material changes outside the ordinary course of business in our contractual obligations during 2012.

The following table provides a summary of our contractual obligations as of the end of fiscal 2012. We expect to fund these commitments with existing cash and cash equivalents, and cash flows from operations.

	Payments Due by Period (in millions)				
Contractual Obligations	Total	2013	2014 through 2015	2016 through 2017	2018 and later
Operating leases (1)	$ 17.8	$ 6.6	$ 8.0	$ 3.0	$ 0.2
Capital leases	0.1	0.1	—	—	—
Purchase obligations (2)	7.5	6.9	0.6	—	—
Other obligations (3)	8.3	6.4	—	—	1.9
Total contractual cash obligations	$ 33.7	$ 20.0	$ 8.6	$ 3.0	$ 2.1

(1) Excludes all payments related to branch leases cancelable within 90 days

(2) Purchase obligations include agreements to purchase goods and services that are enforceable, legally binding and specify all significant terms. Purchase obligations do not include agreements that are cancelable without significant penalty.

(3) Includes $1.9 million for liability for unrecognized tax benefits and $6.4 million for future payments related to acquisition.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Workers' compensation reserves

We maintain reserves for workers' compensation claims, including the excess claims portion above our deductible, using actuarial estimates of the future cost of claims and related expenses. These estimates include claims that have been reported but not settled and claims that have been incurred but not reported. These reserves, which reflect potential liabilities to be paid in future periods based on estimated payment patterns, are discounted to estimated net present value using discount rates based on average returns on "risk-free" U.S. Treasury instruments, which are evaluated on a quarterly basis. We evaluate the reserves regularly throughout the year and make adjustments accordingly. If the actual cost of such claims and related expenses exceed the amounts estimated, additional reserves may be required. Changes in reserve estimates are reflected in the statement of operations in the period when the changes in estimates are made.

Our workers' compensation reserves include estimated expenses related to claims above our self-insured limits ("excess claims") and a corresponding receivable for the insurance coverage on excess claims based on the contractual policy agreements we have with insurance companies. We discount the reserve and its corresponding receivable to its respective estimated net present value using the risk-free rates associated with the actuarially determined weighted average lives of our excess claims. When appropriate, based on our best estimate, we record a valuation allowance against the insurance receivable to reflect amounts that may not be realized.

There are two main factors that impact workers' compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed, and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, the state in which the injury occurs, related medical costs, and lost-time wage costs. A 10% increase in the cost of claims incurred would result in an increase to workers' compensation expense of $5.5 million.We have not had significant changes in the assumptions used in calculating our reserve balance. However, our reserve balances have been positively impacted primarily by the success of our accident prevention programs. In the event that we are not able to further reduce our accident rates, the positive impacts to our reserve balance will diminish.

Stock-based compensation

Under various plans, officers, employees and non-employee directors have received or may receive grants of stock, restricted stock awards, performance share units or options to purchase common stock. We also have an employee stock purchase plan ("ESPP").

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. We recognize compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in the future periods. We determine the fair value of options to purchase common stock using the Black-Scholes valuation model, which requires the input of subjective assumptions. We recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. Based on an analysis using changes in certain assumptions that could be reasonably possible in the near term, management believes the effect on the expense recognized for fiscal 2012 would not have been material.

Allowance for doubtful accounts

We establish an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. The allowance for doubtful accounts is determined based on historical write-off experience, expectations of future write-offs and current economic data and represents our best estimate of the amount of probable credit losses. The allowance for doubtful accounts is reviewed quarterly and past due balances are written-off when it is probable the receivable will not be collected. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and intangible assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We allocated goodwill to reporting units based on the reporting units that are expected to benefit from the business combination. We do not amortize goodwill but test it for impairment annually as of the last day of our fiscal third quarter, or when indications of potential impairment exist. We monitor the existence of potential impairment indicators throughout the fiscal year.

We test for goodwill impairment at the reporting unit level. We consider our brands Labor Ready, Spartan Staffing, CLP Resources, PlaneTechs and Centerline to be reporting units for goodwill impairment testing. In fiscal 2012, 2011 and 2010, there were no changes to our reporting units. The impairment test involves comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the fair value exceeds carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, a second step is required to measure possible goodwill impairment loss. The second step includes hypothetically valuing the tangible and intangible assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit's goodwill is compared to the carrying value of that goodwill. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value. We determine the fair value of each reporting unit primarily using a discounted cash flow model. Based on our test, the fair market value of our reporting units was substantially greater than net carrying value.

Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes on each reporting unit. Critical assumptions include projected revenue growth, gross profit rates, selling, general and administrative expense rates, working capital fluctuations, capital expenditures and terminal growth rates, as well as an appropriate risk adjusted discount rate. Discount rates are determined using the capital asset pricing model.

The blue-collar staffing market is subject to volatility based on overall economic conditions. As a consequence, our revenues tend to increase quickly when the economy begins to grow, as occurred during 2011. Conversely, our revenues also decrease quickly when the economy begins to weaken, as occurred during the most recent recession. If actual results were to significantly deviate from management's estimates and assumptions of future performance, we could experience a material impairment to our goodwill.

We also use comparable market earnings multiple data and our company's market capitalization to corroborate our reporting unit valuations. We base fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We have indefinite-lived intangible assets related to our CLP Resources and Spartan Staffing trade names. We test our trade names annually for impairment, or when indications of potential impairment exist. We utilize the relief from royalty method to determine the fair value of each of our trade names. If the carrying value exceeds the fair value, we recognize an impairment loss in an amount equal to the excess. Considerable management judgment is necessary to determine key assumptions, including projected revenue, royalty rates and appropriate discount rates.

An impairment assessment of physical assets is necessary whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. In such cases, the asset must be written down to the greater of the net realizable value or fair market value.

Reserves for contingent legal and regulatory liabilities

From time to time we are subject to compliance audits by federal, state, and local authorities relating to a variety of regulations including wage and hour laws, taxes, workers' compensation, immigration, and safety. From time to time we are also subject to legal proceedings in the ordinary course of our operations. We have established reserves for contingent legal and regulatory liabilities. We record a liability when our management judges that it is probable that a legal claim will result in an adverse outcome and the amount of liability can be reasonably estimated. To the extent that an insurance company is contractually obligated to reimburse us for a liability, we record a receivable for the amount of the probable reimbursement. We evaluate our reserve regularly throughout the year and make adjustments as needed. If the actual outcome of these matters is different than expected, an adjustment is charged or credited to expense in the period the outcome occurs or the period in which the estimate changes.

Income taxes and related valuation allowances

We account for income taxes by recording taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. We measure these expected future tax consequences based upon the provisions of tax law as currently enacted; the effects of future changes in tax laws are not anticipated. Future tax law changes, such as changes to federal and state corporate tax rates and the mix of states and their taxable income, could have a material impact on our financial condition or results of operations. When appropriate, we record a valuation allowance against deferred tax assets to offset future tax benefits that may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based in part upon management's judgments regarding future events and past operating results.

NEW ACCOUNTING STANDARDS

See Note 1 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates, each of which could adversely affect the value of our investments. We do not currently use derivative financial instruments.

In 2011, we entered into an agreement with AIG, formerly known as Chartis, and the Bank of New York Mellon creating a trust which holds the majority of our collateral obligations under existing workers' compensation insurance policies previously held by AIG. The Trust now holds a significant portion of our total Restricted cash and investments, much of which is invested in high quality debt instruments. As a result of the shift in our restricted cash and investments portfolio, we are exposed to risk from interest rates and credit exposure. We mitigate these risks through investment policy directives for the Trust, with the first priority to be the preservation of capital, and second to maintain and ensure a high degree of liquidity. The investments are broadly diversified among high quality investments in U.S. Treasury Securities, U.S. Agency Debentures, U.S. Agency Mortgages, Corporate Securities, and Municipal Securities. The individual investments within the Trust are subject to credit risk due to possible rating changes, default or impairment. We monitor the portfolio to ensure this risk does not exceed prudent levels. We consistently apply and adhere to our investment policy of holding high quality, diversified securities.

We have the positive intent and ability to hold all investments until maturity and accordingly all our investments are classified as held-to-maturity. Any fluctuation or change in interest rates would not impact our net income. Furthermore, an increase or decrease in interest rates immediately and uniformly by 10% would not have a material effect on our restricted cash and investments or cash and cash equivalents balances.

We have a certain amount of assets and liabilities denominated in certain foreign currencies related to our international operations. We have not hedged our foreign currency translation risk and we have the ability to hold our foreign-currency denominated assets indefinitely and do not expect that a sudden or significant change in foreign exchange rates will have a material impact on future operating results or cash flows.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of the Company and its subsidiaries are included herein as indicated below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TrueBlue, Inc.
Tacoma, Washington

We have audited the accompanying consolidated balance sheets of TrueBlue, Inc. and subsidiaries (the "Company") as of December 28, 2012 and December 30, 2011, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 28, 2012. Our audits also included the financial statement schedules listed in the index at Item 15(a)(2). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TrueBlue, Inc. and subsidiaries as of December 28, 2012 and December 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 28, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Seattle, Washington
February 21, 2013

TRUEBLUE, INC.

CONSOLIDATED BALANCE SHEETS

In Thousands (Except Par Values)

	December 28, 2012	December 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 129,513	$ 109,311
Accounts receivable, net of allowance for doubtful accounts	167,292	153,878
Prepaid expenses, deposits and other current assets	8,541	9,252
Income tax receivable	6,373	1,874
Deferred income taxes	5,447	6,300
Total current assets	317,166	280,615
Property and equipment, net	58,171	56,239
Restricted cash and investments	136,259	130,498
Deferred income taxes	2,562	4,818
Goodwill	48,079	48,139
Intangible assets, net	16,554	19,433
Other assets, net	22,952	21,027
Total assets	$ 601,743	$ 560,769
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued expenses	$ 27,292	$ 25,862
Accrued wages and benefits	35,102	35,271
Current portion of workers' compensation claims reserve	44,652	43,554
Other current liabilities	6,510	7,602
Total current liabilities	113,556	112,289
Workers' compensation claims reserve, less current portion	150,937	148,289
Other long-term liabilities	3,576	6,612
Total liabilities	268,069	267,190
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Preferred stock, $0.131 par value, 20,000 shares authorized; No shares issued and outstanding	—	—
Common stock, no par value, 100,000 shares authorized; 40,220 and 39,933 shares issued and outstanding	1	1
Accumulated other comprehensive income	2,818	2,643
Retained earnings	330,855	290,935
Total shareholders' equity	333,674	293,579
Total liabilities and shareholders' equity	$ 601,743	$ 560,769

See accompanying notes to consolidated financial statements

TRUEBLUE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS & COMPREHENSIVE INCOME

FISCAL YEARS ENDED DECEMBER 28, 2012, DECEMBER 30, 2011 AND DECEMBER 31, 2010

In Thousands (Except Per Share Data)

	2012	2011	2010
Revenue from services	$ 1,389,530	$ 1,316,013	$ 1,149,367
Cost of services	1,017,145	968,967	845,916
Gross profit	372,385	347,046	303,451
Selling, general and administrative expenses	300,459	282,828	258,722
Depreciation and amortization	18,890	16,384	16,468
Income from operations	53,036	47,834	28,261
Interest expense	(1,131)	(1,207)	(1,515)
Interest and other income	2,700	2,697	2,416
Interest and other income, net	1,569	1,490	901
Income before tax expense	54,605	49,324	29,162
Income tax expense	20,976	18,533	9,323
Net income	$ 33,629	$ 30,791	$ 19,839
Net income per common share:			
Basic	$ 0.85	$ 0.73	$ 0.46
Diluted	$ 0.84	$ 0.73	$ 0.46
Weighted average shares outstanding:			
Basic	39,548	41,961	43,224
Diluted	39,862	42,322	43,540
Total other comprehensive income, net of tax:			
Foreign currency translation	$ 175	$ (263)	$ 631
Comprehensive income	$ 33,804	$ 30,528	$ 20,470

See accompanying notes to consolidated financial statements

TRUEBLUE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FISCAL YEARS ENDED DECEMBER 28, 2012, DECEMBER 30, 2011 AND DECEMBER 31, 2010

In Thousands

	Common stock		Retained earnings	Accumulated other comprehensive income	Total shareholders' equity
	Shares	Amount			
Balances, December 25, 2009	**43,833**	**$ 1**	**$ 283,156**	**$ 2,275**	**$ 285,432**
Net income			19,839		19,839
Foreign currency translation, net of tax				631	631
Issuances under equity plans, including tax benefits	253		(354)		(354)
Stock-based compensation			7,159		7,159
Balances, December 31, 2010	**44,086**	**$ 1**	**$ 309,800**	**$ 2,906**	**$ 312,707**
Net income			30,791		30,791
Foreign currency translation, net of tax				(263)	(263)
Purchases and retirement of common stock	(4,455)		(56,932)		(56,932)
Issuances under equity plans, including tax benefits	302		(156)		(156)
Stock-based compensation			7,432		7,432
Balances, December 30, 2011	**39,933**	**$ 1**	**$ 290,935**	**$ 2,643**	**$ 293,579**
Net income			33,629		33,629
Foreign currency translation, net of tax				175	175
Purchases and retirement of common stock	(306)		(4,386)		(4,386)
Issuances under equity plans, including tax benefits	593		2,760		2,760
Stock-based compensation			7,917		7,917
Balances, December 28, 2012	**40,220**	**$ 1**	**$ 330,855**	**$ 2,818**	**$ 333,674**

See accompanying notes to consolidated financial statements

TRUEBLUE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEARS ENDED DECEMBER 28, 2012, DECEMBER 30, 2011 AND DECEMBER 31, 2010

In Thousands

	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 33,629	$ 30,791	$ 19,839
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	18,890	16,384	16,468
Provision for doubtful accounts	6,994	6,638	8,158
Stock-based compensation	7,917	7,432	7,159
Deferred income taxes	3,091	(1,910)	5,322
Other operating activities	1,946	(473)	(202)
Changes in operating assets and liabilities:			
Accounts receivable	(20,408)	(51,824)	(11,604)
Income taxes	(3,748)	3,513	(3,338)
Other assets	(1,214)	(1,244)	(727)
Accounts payable and other accrued expenses	1,524	5,423	747
Accrued wages and benefits	(182)	10,793	2,752
Workers' compensation claims reserve	3,746	4,537	(2,195)
Other liabilities	138	529	(406)
Net cash provided by operating activities	52,323	30,589	41,973
Cash flows from investing activities:			
Capital expenditures	(17,826)	(9,707)	(7,050)
Change in restricted cash and cash equivalents	7,587	68,504	3,945
Purchases of restricted investments	(33,778)	(88,173)	—
Maturities of restricted investments	18,116	9,238	—
Other	(250)	(6,800)	(298)
Net cash used in investing activities	(26,151)	(26,938)	(3,403)
Cash flows from financing activities:			
Purchases and retirement of common stock	(4,386)	(56,932)	—
Net proceeds from stock option exercises and employee stock purchase plans	4,164	1,131	1,054
Common stock repurchases for taxes upon vesting of restricted stock	(2,154)	(1,776)	(1,568)
Payments on other liabilities	(4,548)	(302)	(382)
Other	751	664	129
Net cash used in financing activities	(6,173)	(57,215)	(767)
Effect of exchange rates on cash	203	(278)	973
Net change in cash and cash equivalents	20,202	(53,842)	38,776
CASH AND CASH EQUIVALENTS, beginning of period	109,311	163,153	124,377
CASH AND CASH EQUIVALENTS, end of period	$ 129,513	$ 109,311	$ 163,153

See accompanying notes to consolidated financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

TrueBlue, Inc. ("TrueBlue," "we," "us," "our") is the leader in temporary blue-collar staffing services. We provide a wide range of specialized blue-collar staffing services. We operate as: Labor Ready for general labor, Spartan Staffing for light industrial services, CLP Resources for skilled trades, PlaneTechs for aviation and diesel mechanics and technicians, and Centerline Drivers for dedicated and temporary drivers. We have a network of 691 branches in all 50 states, Puerto Rico and Canada, customer on-site locations generally dedicated to one customer, and national service centers which supply our customers with temporary workers.

We began operations in 1989 under the name Labor Ready, Inc. providing on-demand, general labor staffing services. We became a public company in 1995. In 2004 we began acquiring additional brands to expand our service offerings to customers in the blue-collar staffing market. Effective December 18, 2007, Labor Ready, Inc. changed its name to TrueBlue, Inc. We are headquartered in Tacoma, Washington.

Basis of presentation

The consolidated financial statements include the accounts of TrueBlue, Inc. and all of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

TrueBlue operations are one reportable segment. Our operations are all in the blue-collar staffing market of the temporary staffing industry and focus on supplying customers with temporary workers. All our brands have the following similar characteristics:

- They provide blue-collar temporary labor services;
- They serve customers who have a need for temporary staff to perform tasks which do not require a permanent employee;
- They each build a temporary workforce through recruiting, screening and hiring. Temporary workers are dispatched to customers where they work under the supervision of our customers;
- They each drive profitability by managing the bill rates to our customers and the pay rates to our workers. Profitable growth is also driven by leveraging our cost structure across all brands.

Our long-term financial performance expectations of all our brands are similar as are the underlying financial and economic metrics used to manage those brands.

Our international operations are not significant to our total operations for segment reporting purposes. Total revenues from our international operations were 3.5%, 3.8% and 3.8% of our total revenue for fiscal years ended 2012, 2011 and 2010, respectively.

Fiscal year end

Our fiscal year ends on the last Friday of December. Fiscal 2010 included 53 weeks; the final quarter consisted of 14 weeks.

Use of estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include, but are not limited to, allowance for doubtful accounts, estimates for asset and goodwill impairments, stock-based performance awards, assumptions underlying self-insurance reserves, and the potential outcome of future tax consequences of events that have been recognized in the financial statements. Actual results and outcomes may differ from these estimates and assumptions.

Revenue recognition

Revenue from temporary staffing services is recognized at the time the service is provided and is net of adjustments related to customer credits. Revenue also includes cash dispensing machine fees, billable travel, and other reimbursable costs. Customer discounts or other incentives are recognized in the period the related revenue is earned. We discontinued the use of all domestic cash dispensing machines in fiscal 2012. Revenues are reported net of sales, use or other transaction taxes collected from customers and remitted to taxing authorities.

We record revenue on a gross basis as a principal versus on a net basis as an agent in the consolidated statement of operations. We have determined that gross reporting as a principal is the appropriate treatment based upon the following key factors:

- We maintain the direct contractual relationship with the customer.
- We have discretion in selecting and assigning the temporary workers to particular jobs and establishing their billing rate.
- We bear the risk and rewards of the transaction including credit risk if the customer fails to pay for services performed.

Cost of services

Cost of services primarily includes wages of temporary workers and related payroll taxes and workers' compensation expenses. Cost of services also includes billable travel and other reimbursable costs.

Advertising costs

Advertising costs consist primarily of print and other promotional activities. We expense advertisements as of the first date the advertisements take place. Advertising expenses included in selling, general and administrative expenses were $3.7 million, $3.6 million and $3.3 million in 2012, 2011 and 2010, respectively.

Cash and cash equivalents

We consider all highly liquid instruments purchased with an original maturity of three months or less at date of purchase to be cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount together with interest for certain past due accounts. We establish an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. The allowance for doubtful accounts is determined based on current collection efforts, historical collection trends, write-off experience, customer credit risk, and current economic data. The allowance for doubtful accounts is reviewed quarterly and represents our best estimate of the amount of probable credit losses. Past due balances are written-off when it is probable the receivable will not be collected. Our allowance for doubtful accounts was $5.0 million and $5.8 million as of December 28, 2012 and December 30, 2011, respectively.

Restricted cash and investments

Cash and investments pledged as collateral and restricted to use for workers' compensation insurance programs are included as restricted cash and investments in our Consolidated Balance Sheets. Our investments consist of highly rated investment grade debt securities which are rated A or higher by Nationally Recognized Statistical Rating Organizations. We have the positive intent and ability to hold all these investments until maturity and accordingly all of our investments are classified as held-to-maturity. In the event that an investment is downgraded, it is replaced with a highly rated investment grade security. We review for impairment on a quarterly basis and do not consider temporary unrealized losses to be impaired.

On March 11, 2011, we entered into an agreement with The Bank of New York Mellon as escrow agent and National Union Fire Insurance Company of Pittsburgh, PA on behalf of itself and its insurance company affiliates including but not limited to AIG, formerly known as Chartis Casualty Company (Chartis). The agreement creates a trust (the "Trust") at The Bank of New York Mellon which holds the majority of our collateral obligations under existing workers' compensation insurance policies that were previously held directly by AIG. Placing the collateral in the Trust allows us to manage the investment of the assets and provides greater protection of those assets.

Fair value of financial instruments and investments

The carrying value of cash and cash equivalents and restricted cash approximates fair value because of the short-term maturity of those instruments. The fair value of our restricted investments is based upon the quoted market price on the last business day of the fiscal reporting period. Where an observable quoted market price for a security does not exist, we estimate fair value using a variety of valuation methodologies, which include observable inputs for comparable instruments and unobservable inputs. There are inherent limitations when estimating the fair value of financial instruments and the fair values reported are not necessarily indicative of the amounts that would be realized in current market transactions.

Property and equipment

Property and equipment are recorded at cost. We compute depreciation using the straight-line method over the estimated useful lives of the assets.

	Years
Buildings	40
Computers and software	3 - 10
Furniture and equipment	3 - 10

Leasehold improvements are amortized over the shorter of the related non-cancelable lease term, which is typically 90 days, or their estimated useful lives.

Non-capital expenditures associated with opening new branch locations are expensed as incurred.

When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations & Comprehensive Income.

Repairs and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

Costs associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software, from three to ten years. A subsequent addition, modification or upgrade to internal-use software is capitalized to the extent that it enhances the software's functionality or extends its useful life. Software maintenance and training costs are expensed in the period incurred.

Property under capital lease is comprised of software used in our operations and corporate support functions. The related amortization for capital lease assets is included in amortization expense in the Consolidated Statements of Operations & Comprehensive Income.

Leases

We conduct our branch office operations from leased locations. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of our lease agreements generally range from three to five years with options to cancel with 90 day notification. Most of the leases contain renewal options and escalation clauses.

For leases that contain predetermined fixed escalations of the minimum rent, we recognize the related rent expense on a straight-line basis from the date we take possession of the property to the end of the minimum lease term. We record any difference between the straight-line rent amounts and amounts payable under the leases as part of deferred rent, in accrued liabilities or long-term liabilities, as appropriate.

Cash or lease incentives received upon entering into certain branch leases ("tenant allowances") are recognized on a straight-line basis as a reduction to rent from the date we take possession of the property through the end of the initial lease term. We record the unamortized portion of tenant allowances as a part of deferred rent, in accrued liabilities or long-term liabilities, as appropriate.

We also lease certain equipment and software under non-cancelable operating and capital leases. Assets acquired under capital leases are depreciated and amortized over the shorter of the useful life of the asset or the lease term, including renewal periods, if reasonably assured.

Goodwill and intangible assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We allocated goodwill to reporting units based on the reporting units that are expected to benefit from the business combination. We do not amortize goodwill but test it for impairment annually as of the last day of our fiscal third quarter, or when indications of potential impairment exist. We monitor the existence of potential impairment indicators throughout the fiscal year.

We test for goodwill impairment at the reporting unit level. We consider our brands Labor Ready, Spartan Staffing, CLP Resources, PlaneTechs and Centerline to be reporting units for goodwill impairment testing. In fiscal 2012, 2011 and 2010, there were no changes to our reporting units. The impairment test involves comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the fair value exceeds carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, a second step is required to measure possible goodwill impairment loss. The second step includes hypothetically valuing the tangible and intangible assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit's goodwill is compared to the carrying value of that goodwill. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value. We determine the fair value of each reporting unit using a discounted cash flow model.

Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes on each reporting unit. Critical assumptions include projected revenue growth, gross profit rates, selling, general and administrative expense rates, working capital fluctuations, capital expenditures and terminal growth rates, as well as an appropriate risk adjusted discount rate. Discount rates are determined using the capital asset pricing model.

The blue-collar staffing market is subject to volatility based on overall economic conditions. As a consequence, our revenues tend to increase quickly when the economy begins to grow, as occurred during 2011. Conversely, our revenues also decrease quickly when the economy begins to weaken, as occurred during the most recent recession. If actual results were to significantly deviate from management's estimates and assumptions of future performance, we could experience a material impairment to our goodwill.

We also use comparable market earnings multiple data and our company's market capitalization to corroborate our reporting unit valuations. We base fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We have indefinite-lived intangible assets related to our CLP Resources and Spartan Staffing trade names. We test our indefinite-lived intangible assets annually for impairment, or when indications of potential impairment exist. We utilize the relief from royalty method to determine the fair value of each of our trade names. If the carrying value exceeds the fair value, we recognize an impairment loss in an amount equal to the excess. Considerable management judgment is necessary to determine key assumptions, including projected revenue, royalty rates and appropriate discount rates.

Long-lived asset impairment

Long-lived assets include property and equipment and definite-lived intangible assets. Definite-lived intangible assets consist of customer relationships, trade names and non-compete agreements. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or planned operating results, significant changes in the manner of use of the assets or significant changes in our business strategies. Long-lived assets are grouped at the lowest level at which identifiable cash flows are largely independent when assessing impairment. Our branch assets, including property and equipment, and customer relationship intangibles, are grouped and evaluated at the individual branch level. All other property and equipment and definite-lived intangibles are grouped at either the brand or corporate level as appropriate based on the identifiable cash flows. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized the carrying amount of the asset is reduced to its estimated fair value based on quoted market prices or other valuation techniques (e.g., discounted cash flow analysis). Considerable management judgment is necessary to estimate future after-tax cash flows, including cash flows from continuing use and terminal value. Accordingly, actual future results could vary from our estimates.

Branch closures and exit costs

We routinely evaluate our branch network and close under-performing branches. We classify closed branches in discontinued operations when the operations and cash flows of the branch have been or will be eliminated from ongoing operations. To determine if cash flows have been or will be eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity to remaining open branches and estimates of revenue migration from the closed branch to any branch remaining open. The estimated revenue migration is based on historical estimates of our revenue migration upon opening or closing a branch in a similar market. Branch closings meeting the criteria for discontinued operations were not material individually or cumulatively for any reporting year presented. Assets related to planned branch closures or other exit activities are evaluated for impairment in accordance with our impairment policy, giving consideration to revised estimates of future cash flows.

Workers' compensation reserves

We maintain reserves for workers' compensation claims using actuarial estimates of the future cost of claims and related expenses. These estimates include claims that have been reported but not settled and claims that have been incurred but not reported. These reserves, which reflect potential liabilities to be paid in future periods based on estimated payment patterns, are discounted to estimated net present value using discount rates based on average returns of "risk-free" U.S. Treasury instruments, which are evaluated on a quarterly basis. We evaluate the reserves regularly throughout the year and make adjustments accordingly. If the actual cost of such claims and related expenses exceed the amounts estimated, additional reserves may be required. Changes in reserve estimates are reflected in the Consolidated Statements of Operations & Comprehensive Income in the period when the changes in estimates are made.

Our workers' compensation reserves include estimated expenses related to claims above our self-insured limits ("excess claims") and a corresponding receivable for the insurance coverage on excess claims based on the contractual policy agreements we have with insurance companies. We discount the liability and its corresponding receivable to its estimated net present value using the "risk-free" rates associated with the actuarially determined weighted average lives of our excess claims. When appropriate, based on our best estimate, we record a valuation allowance against the insurance receivable to reflect amounts that may not be realized.

Reserves for contingent legal and regulatory liabilities

From time to time we are subject to compliance audits by federal, state and local authorities relating to a variety of regulations including wage and hour laws, taxes, workers' compensation, immigration and safety. From time to time we are also subject to legal proceedings in the ordinary course of our operations. We establish reserves for contingent legal and regulatory liabilities when our management judges that it is probable that a legal claim will result in an adverse outcome and the amount of liability can be reasonably estimated. To the extent that an insurance company is contractually obligated to reimburse us for a liability, we record a receivable for the amount of the probable reimbursement. We evaluate our reserve regularly throughout the year and make adjustments as needed. If the actual outcome of these matters is different than expected, an adjustment is charged or credited to expense in the period the outcome occurs or the period in which the estimate changes.

Income taxes and related valuation allowance

We account for income taxes by recording taxes payable or receivable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. These expected future tax consequences are measured based on provisions of tax law as currently enacted; the effects of future changes in tax laws are not anticipated. Future tax law changes, such as changes to the federal and state corporate tax rates and the mix of states and their taxable income, could have a material impact on our financial condition or results of operations. When appropriate, we record a valuation allowance against deferred tax assets to offset future tax benefits that may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based in part upon management's judgments regarding future events and past operating results. Based on that analysis, we have determined that a valuation allowance is appropriate for certain foreign net operating losses that we expect will not be utilized within the permitted carry forward periods as of December 28, 2012 and December 30, 2011. See Note 11 for further discussion.

Stock-based compensation

Under various plans, officers, employees and non-employee directors have received or may receive grants of stock, restricted stock awards, performance share units or options to purchase common stock. We also have an employee stock purchase plan ("ESPP").

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. We recognize compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in the future periods. We determine the fair value of options to purchase common stock using the Black-Scholes valuation model, which requires the input of subjective assumptions. We recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

Foreign currency

Cumulative foreign currency translation adjustments relate to our consolidated foreign subsidiary. Assets and liabilities recorded in foreign currencies are translated at the applicable exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year.

Purchases and retirement of our common stock

Purchases of our common stock are not displayed separately as treasury stock on the Consolidated Balance Sheets in accordance with the Washington Business Corporation Act, which requires the retirement of purchased shares. As a result, shares of our common stock that we purchase are retired immediately. It is our accounting policy to first record these purchases as a reduction to our Common stock account. Once the Common stock account has been reduced to a nominal balance, remaining purchases are recorded as a reduction to our Retained earnings account. Furthermore, activity in our common stock account related to stock-based compensation is also recorded to Retained earnings until such time as the reduction to Retained earnings due to stock repurchases has been recovered. See Note 9 and Note 10 for further discussion of share purchases and stock-based compensation, respectively.

Shares outstanding

Shares outstanding include shares of unvested restricted stock. Unvested restricted stock included in reportable shares outstanding was 0.6 million and 0.7 million shares as of December 28, 2012 and December 30, 2011, respectively. Shares of unvested restricted stock are excluded from our calculation of basic weighted average shares outstanding, but their dilutive impact is added back in the calculation of diluted weighted average shares outstanding.

Recently Adopted Accounting Standards

During the first quarter of 2012, we adopted the accounting standard regarding the presentation of comprehensive income. This standard was issued to increase the prominence of items reported in other comprehensive income. We have presented all non owner changes in shareholders' equity in a single, continuous statement in our financial statements as "Consolidated Statements of Operations & Comprehensive Income." The standard does not change the following: items that must be reported in other comprehensive income, when an item of other comprehensive income must be reclassified to net income, the requirement to disclose the tax effect for each component of other comprehensive income or how earnings per share is calculated or presented. Our comprehensive income includes primarily foreign currency translation. The adoption of this standard in the first quarter of 2012 impacted our financial statement presentation only.

Recent Accounting Guidance not yet Effective

In July 2012, the Financial Accounting Standards Board issued guidance on testing indefinite-lived intangibles for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of its indefinite-lived intangible assets are less than their carrying amounts. If an entity determines that it is more likely than not that the fair value of each asset exceeds its carrying amount, it would not need to calculate the fair value of the asset in that year. If the entity concludes otherwise, it is required to perform an impairment test comparing the carrying value of the intangible asset with its fair value and recognize an impairment loss if necessary. The new guidance will be effective for us beginning in our fiscal year 2013 and early adoption is permitted.

NOTE 2: FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We apply a fair value hierarchy that prioritizes the inputs used to measure fair value:

- Level 1: Inputs are valued using quoted market prices in active markets for identical assets or liabilities. Our Level 1 assets primarily include cash and cash equivalents, mutual funds and United States Treasury Securities.

- Level 2: Inputs are valued based upon quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. Our Level 2 assets are restricted investments which primarily consist of Municipal Securities, Corporate Securities, U.S. Agency Mortgages and U.S. Agency Debentures. We obtain our inputs from quoted market prices and independent pricing vendors.

- Level 3: Inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. We currently have no Level 3 assets or liabilities.

The carrying value of our cash and cash equivalents, restricted cash and accounts receivable approximates fair value due to their short term nature. We also hold certain restricted investments which collateralize workers' compensation programs and are classified as held-to-maturity and carried at amortized cost on our Consolidated Balance Sheets. There are inherent limitations when estimating the fair value of financial instruments and the fair values reported are not necessarily indicative of the amounts that would be realized in current market transactions.

The following table presents the fair value and hierarchy for our cash equivalents and restricted investments (in millions):

	December 28, 2012	December 30, 2011
Level 1:		
Cash equivalents (1)	$ 94.6	$ 55.5
Restricted cash equivalents (1)	26.8	31.2
Restricted investments classified as held-to-maturity (2)	—	1.0
Other restricted investments (3)	3.5	2.2
Level 2:		
Restricted investments classified as held-to-maturity (4)	92.7	78.0

(1) Cash equivalents and restricted cash equivalents consist of money market funds, deposits and investments with original maturities of three months or less.
(2) Level 1 restricted investments classified as held-to-maturity consist of United States Treasury Securities.
(3) Level 1 other restricted investments consist of deferred compensation investments which are comprised of mutual funds. We have an equal and offsetting accrued liability related to the deferred compensation plan.
(4) Level 2 restricted investments classified as held-to-maturity consist of Municipal Securities, Corporate Securities, U.S. Agency Mortgages and U.S. Agency Debentures.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

Restricted cash and investments consist principally of collateral that has been provided or pledged to insurance carriers for workers' compensation and state workers' compensation programs. Our insurance carriers and certain state workers' compensation programs require us to collateralize a portion of our workers' compensation obligation. The collateral typically takes the form of cash and cash equivalents and highly rated investment grade securities, primarily in U.S. Treasury Securities, U.S. Agency Debentures, U.S. Agency Mortgages, Corporate Securities and Municipal Securities. The majority of our collateral obligations are held in a trust ("Trust") at the Bank of New York Mellon.

The following is a summary of restricted cash and investments (*in millions*):

	December 28, 2012	December 30, 2011
Cash collateral held by insurance carriers	$ 21.5	$ 21.3
Cash and cash equivalents held in Trust (1)	14.8	19.2
Investments held in Trust	91.2	78.0
Cash collateral backing letters of credit	1.8	5.9
Other (2)	7.0	6.1
Total restricted cash and investments	$ 136.3	$ 130.5

(1) Included in this amount is $0.9 million and $0.8 million of accrued interest at December 28, 2012 and December 30, 2011, respectively.
(2) Primarily consists of restricted cash in money market accounts and deferred compensation plan accounts which are comprised of mutual funds.

The following tables present fair value disclosures for our held-to-maturity investments which are carried at amortized cost (*in millions*):

	December 28, 2012			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Municipal securities	$ 57.3	$ 1.0	$ (0.1)	$ 58.2
Corporate bonds	17.9	0.3	—	18.2
Asset backed bonds	16.0	0.3	—	16.3
	$ 91.2	$ 1.6	$ (0.1)	$ 92.7

	December 30, 2011			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Municipal securities	$ 42.8	$ 0.8	$ (0.1)	$ 43.5
Corporate bonds	16.1	0.2	—	16.3
Asset backed bonds	13.6	0.1	—	13.7
State government and agency securities	4.5	—	—	4.5
United States Treasury securities	1.0	—	—	1.0
	$ 78.0	$ 1.1	$ (0.1)	$ 79.0

The amortized cost and fair value by contractual maturity of our held-to-maturity investments are as follows (*in millions*):

	December 28, 2012	
	Amortized Cost	Fair Value
Due in one year or less	$ 11.8	$ 11.8
Due after one year through five years	43.3	44.1
Due after five years through ten years	36.1	36.8
	$ 91.2	$ 92.7

Actual maturities may differ from contractual maturities because the issuers of certain debt securities have the right to call or prepay their obligations without penalty.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost and consist of the following (*in millions*):

	December 28, 2012	December 30, 2011
Buildings and land	$ 25.9	$ 24.5
Computers and software	91.7	80.5
Cash dispensing machines	1.0	4.5
Furniture and equipment	8.9	8.7
Construction in progress	7.7	3.6
	135.2	121.8
Less accumulated depreciation and amortization	(77.0)	(65.6)
	$ 58.2	$ 56.2

Capitalized software costs, net of accumulated amortization, were $30.9 million and $34.5 million as of December 28, 2012 and December 30, 2011, respectively, excluding amounts in Construction in progress. Construction in progress consists primarily of purchased and internally developed software.

Depreciation and amortization of property and equipment totaled $15.8 million, $13.5 million and $13.8 million for 2012, 2011 and 2010, respectively.

NOTE 5: GOODWILL AND INTANGIBLE ASSETS

There have been no significant changes in the carrying amount of goodwill for the fiscal year ended December 28, 2012. We completed two acquisitions during 2011 for a total purchase price of $17.4 million of which $6.4 million remains to be paid in the future and $4.6 million was paid in 2012. The assets acquired and liabilities assumed were recorded at the date of acquisition at their respective estimated fair values. Assets acquired included finite-lived intangible assets of $1.8 million with an estimated weighted average useful life of 4.6 years. The excess of the purchase price over the estimated fair values of the net assets acquired in the amount of $11.2 million was recorded as goodwill, is entirely deductible for tax purposes, and is primarily due to synergies with our existing business and also the assembled workforce, future technologies and potential new customers. These acquisitions were not individually or in the aggregate material to our consolidated results of operations and as such, pro forma financial statements were not required.

Changes in the carrying amount of goodwill were as follows *(in millions)*:

	December 28, 2012	December 30, 2011
Goodwill prior to impairment	$ 94.3	$ 83.1
Accumulated impairment losses	(46.2)	(46.1)
Beginning Balance - net	48.1	37.0
Goodwill acquired during the year	—	11.2
Ending balance - net	$ 48.1	$ 48.2

Intangible assets other than goodwill are broken out separately on our Consolidated Balance Sheets for 2012 and 2011. The following table presents our purchased intangible assets other than goodwill (*in millions*):

	December 28, 2012			December 30, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets (1):						
Customer relationships	$ 19.1	$ (10.5)	$ 8.6	$ 19.1	$ (8.3)	$ 10.8
Trade name/trademarks	3.5	(1.6)	1.9	3.3	(1.3)	2.0
Non-compete agreements	1.8	(1.4)	0.4	2.5	(1.7)	0.8
	$ 24.4	$ (13.5)	$ 10.9	$ 24.9	$ (11.3)	$ 13.6
Indefinite-lived intangible assets:						
Trade name/trademarks			$ 5.7			$ 5.8

(1) Excludes assets that are fully amortized.

Intangible assets are amortized using the straight-line method over their estimated useful lives. Amortization of our definite-lived intangible assets was $3.1 million, $2.9 million and $2.7 million for 2012, 2011 and 2010, respectively.

The following table provides the estimated future amortization of definite-lived intangible assets at December 28, 2012 (*in millions*):

2013	$ 2.7
2014	2.7
2015	2.7
2016	2.3
Thereafter	0.5
	$ 10.9

Goodwill and indefinite-lived intangible assets are reviewed for impairment annually or when triggering events indicate impairment is more likely than not. Long-lived intangible assets are reviewed for impairment whenever events and circumstances indicate the carrying value may not be recoverable. In fiscal 2012, 2011 and 2010 we identified no material impairments of goodwill or long-lived intangible assets.

NOTE 6: WORKERS' COMPENSATION INSURANCE AND RESERVES

We provide workers' compensation insurance for our temporary and permanent employees. The majority of our current workers' compensation insurance policies cover claims for a particular event above a $2.0 million deductible limit, on a "per occurrence" basis. This results in our being substantially self-insured. For policy years beginning in July 2003 and after, AIG, formerly known as Chartis, has been our workers' compensation carrier. The policy year is effective July 1 to June 30 and is subject to annual renewal. We completed our renewal with AIG for the 2012 - 2013 policy year in June. For years prior to 2003, we had coverage with other insurance providers. Furthermore, we have full liability for all further payments on claims that originated between January 2001 and June 2003, without recourse to any third party insurer as the result of a novation agreement we entered into with Kemper Insurance Company in December 2004.

For workers' compensation claims originating in Washington, North Dakota, Ohio, Wyoming, Canada and Puerto Rico (our "monopolistic jurisdictions"), we pay workers' compensation insurance premiums and obtain full coverage under government-administered programs (with the exception of our Labor Ready brand in the state of Ohio where we have a self-insured policy). Accordingly, because we are not the primary obligor, our financial statements do not reflect the liability for workers' compensation claims in these monopolistic jurisdictions.

Our workers' compensation reserve is established using estimates of the future cost of claims and related expenses that have been reported but not settled, as well as those that have been incurred but not reported. Our workers' compensation reserve for claims below the deductible limit is discounted to its estimated net present value using discount rates based on average returns of "risk-free" U.S. Treasury instruments available during the year in which the liability was incurred. At December 28, 2012, the weighted average rate was 2.4%. The claim payments are made over an estimated weighted average period of approximately 5.5 years. As of December 28, 2012 and December 30, 2011, the discounted workers' compensation claims reserves were $195.6 million and $191.8 million, respectively.

Our workers' compensation reserve includes estimated expenses related to claims above our deductible limits ("excess claims"), and we record a corresponding receivable for the insurance coverage on excess claims based on the contractual policy agreements we have with insurance carriers. We discount this reserve and corresponding receivable to its estimated net present value using the discount rates based on average returns of "risk-free" U.S. Treasury instruments available during the year in which the liability was incurred. At December 28, 2012, the weighted average rate was 4.4%. The claim payments are made and the corresponding reimbursements from our insurance carriers are received over an estimated weighted average period of approximately 19.7 years. The discounted workers' compensation reserve for excess claims and the corresponding receivable for the insurance on excess claims were $27.1 million and $27.4 million as of December 28, 2012 and December 30, 2011, respectively.

Two of the workers' compensation insurance companies ("Troubled Insurance Companies") with which we formerly did business are in liquidation and have failed to pay a number of excess claims to date. These excess claims have been presented to the state guaranty funds of the states in which the claims originated. Some of these excess claims have been rejected by the state guaranty funds due to statutory eligibility limitations. We have recorded a valuation allowance of $5.6 million and $7.3 million against all receivables from Troubled Insurance Companies as of December 28, 2012 and December 30, 2011, respectively. Total discounted receivables from insurance companies, net of the valuation allowance, as of December 28, 2012 and December 30, 2011 were $21.4 million and $20.1 million, respectively and were included in Other assets, net in the accompanying Consolidated Balance Sheets.

Management evaluates the adequacy of the workers' compensation reserves in conjunction with an independent quarterly actuarial assessment. Factors considered in establishing and adjusting these reserves include, among other things:

- Changes in medical and time loss ("indemnity") costs;
- Mix changes between medical only and indemnity claims;
- Regulatory and legislative developments that have increased benefits and settlement requirements;
- Type and location of work performed;
- The impact of safety initiatives; and
- Positive or adverse development of claim reserves.

Workers' compensation expense totaling $52.3 million, $51.2 million and $43.3 million was recorded for 2012 and 2011, 2010 respectively. Workers' compensation expense consists of: self-insurance reserves net of changes in discount; monopolistic jurisdictions' premiums; insurance premiums; changes in the valuation allowance related to receivables from the Troubled Insurance Companies as described above; and other miscellaneous expenses.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Revolving credit facility

We have a credit agreement with Bank of America, N.A. and Wells Fargo Capital Finance, LLC for a secured revolving credit facility of up to a maximum of $80 million (the "Revolving Credit Facility"). The Revolving Credit Facility expires in September 2016.

The maximum amount we can borrow under the Revolving Credit Facility is subject to certain borrowing limits. Specifically, we are limited to the sum of 85% of our eligible accounts receivable and the liquidation value of our Tacoma headquarters office building not to exceed $15 million, which is reduced quarterly by $0.4 million. As of December 28, 2012, the Tacoma headquarters office building liquidation value totaled $13.5 million. The borrowing limit is further reduced by the sum of a reserve in an amount equal to the payroll and payroll taxes for our temporary employees for one payroll cycle and other reserves if deemed applicable. As of December 28, 2012, the maximum $80 million was available and letters of credit in the amount of $7.2 million had been issued against the facility, leaving an unused portion of $72.8 million. The letters of credit collateralize a portion of our workers' compensation obligation.

The Revolving Credit Facility requires that we maintain liquidity in excess of $12 million. We are required to satisfy a fixed charge coverage ratio in the event we do not meet that requirement. Liquidity is defined as the amount we are entitled to borrow as advances under the Revolving Credit Facility plus the amount of cash and cash equivalents held in accounts subject to a control agreement benefiting the lenders. The amount we were entitled to borrow at December 28, 2012 was $72.8 million and the amount of cash and cash equivalents under control agreements was $128.3 million for a total of $201.1 million, which is well in excess of the liquidity requirement. We are currently in compliance with all covenants related to the Revolving Credit Facility.

Under the terms of the Revolving Credit Facility, we pay a variable rate of interest on funds borrowed that is based on LIBOR or the Prime Rate, at our option, plus an applicable spread based on excess liquidity as set forth below:

Excess Liquidity	Prime Rate Loans	LIBOR Rate Loans
Greater than $40 million	0.50%	1.50%
Between $20 million and $40 million	0.75%	1.75%
Less than $20 million	1.00%	2.00%

A fee on borrowing availability of 0.25% is also applied against the unused portion of the Revolving Credit Facility. Letters of credit are priced at the margin in effect for LIBOR loans, plus a fronting fee of 0.125%.

Obligations under the Revolving Credit Facility are secured by substantially all of our domestic personal property and our headquarters located in Tacoma, Washington.

Workers' compensation commitments

Our insurance carriers and certain state workers' compensation programs require us to collateralize a portion of our workers' compensation obligation, for which they become responsible should we become insolvent. The collateral typically takes the form of cash and cash equivalents, highly rated investment grade debt securities, letters of credit and/or surety bonds. On a regular basis these entities assess the amount of collateral they will require from us relative to our workers' compensation obligation. The majority of our collateral obligations are held in the Trust at the Bank of New York Mellon.

We have provided our insurance carriers and certain states with commitments in the form and amounts listed below (*in millions*):

	December 28, 2012	December 30, 2011
Cash collateral held by insurance carriers	$ 21.5	$ 21.3
Cash and cash equivalents held in Trust (1)	14.8	19.2
Investments held in Trust	91.2	78.0
Letters of credit (2)	9.0	16.7
Surety bonds (3)	16.2	16.2
Total collateral commitments	$ 152.7	$ 151.4

(1) Included in this amount is $0.9 million and $0.8 million of accrued interest at December 28, 2012 and December 30, 2011, respectively.

(2) We have agreements with certain financial institutions to issue letters of credit as collateral. We had $1.8 million and $5.9 million of restricted cash collateralizing our letters of credit at December 28, 2012 and December 30, 2011, respectively.

(3) Our surety bonds are issued by independent insurance companies on our behalf and bear annual fees based on a percentage of the bond, which is determined by each independent surety carrier, but do not exceed 2.0% of the bond amount, subject to a minimum charge. The terms of these bonds are subject to review and renewal every one to four years and most bonds can be canceled by the sureties with as little as 60 days notice.

Capital leases

We have property held under non-cancelable capital leases reported in Property and equipment, net on the Consolidated Balance Sheets totaling $0.1 million and $0.2 million, net of accumulated depreciation at December 28, 2012 and December 30, 2011, respectively. Our capital lease obligations are reported in Other current liabilities in the Consolidated Balance Sheets. Future minimum lease payments under these non-cancelable capital leases as of December 28, 2012 are $0.1 million for 2013.

Operating leases

We have contractual commitments in the form of operating leases related to branch offices and equipment. Future non-cancelable minimum lease payments under our operating lease commitments as of December 28, 2012 are as follows for each of the next five years and thereafter (*in millions*):

2013	$	6.6
2014		4.5
2015		3.5
2016		2.3
2017		0.7
Thereafter		0.2
	$	17.8

The majority of operating leases pertaining to our branch offices provide for renewal options ranging from three to five years. Operating leases are generally renewed in the normal course of business, and most of the options are negotiated at the time of renewal. However, for the majority of our leases, both parties to the lease have the right to cancel the lease with 90 days notice. Accordingly, we have not included the leases with 90 day cancellation provisions in our disclosure of future minimum lease payments. Total branch office rent expense for 2012, 2011 and 2010 was $22.0 million, $22.1 million and $22.6 million, respectively.

Purchase Obligations

Purchase obligations include agreements to purchase goods and services in the ordinary course of business that are enforceable, legally binding and specify all significant terms. Purchase obligations do not include agreements that are cancelable without significant penalty. We had $7.5 million of purchase obligations as of December 28, 2012 of which, $6.9 million are expected to be paid in 2013.

Legal contingencies and developments

We are involved in various proceedings arising in the normal course of conducting business. We believe the amounts provided in our financial statements are adequate in consideration of the probable and estimable liabilities. The resolution of those proceedings is not expected to have a material effect on our results of operations or financial condition.

NOTE 8: PREFERRED STOCK

We have authorized 20 million shares of blank check preferred stock. The blank check preferred stock is issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as our Board of Directors may determine and set forth in supplemental resolutions at the time of issuance, without further shareholder action.

The initial series of blank check preferred stock authorized by the Board of Directors was designated as Series A Preferred Stock. We had no outstanding shares of preferred stock in any of the years presented.

NOTE 9: COMMON STOCK

In July 2011, our Board of Directors approved a program to repurchase $75 million of our outstanding common stock. As of December 28, 2012, $35.2 million remained available for repurchase of common stock under the current authorization, which has no expiration date.

Under our authorized stock repurchase program, we repurchased and retired 0.3 million shares of our common stock during 2012 for a total amount of $4.4 million including commissions. We repurchased and retired 4.5 million shares of our common stock during 2011 for a total amount of $56.9 million including commissions.

Purchases of our common stock are not displayed separately as treasury stock on the Consolidated Balance Sheets in accordance with the Washington Business Corporation Act, which requires the retirement of purchased shares. As a result, shares of our common stock that we purchase are retired immediately. It is our policy to first record these purchases as a reduction to our Common stock account. Once the Common stock account has been reduced to a nominal balance, remaining purchases are recorded as a reduction to our Retained earnings account.

NOTE 10: STOCK-BASED COMPENSATION

Stock-based compensation includes expense charges for all stock-based awards to employees and directors. Such awards include restricted and unrestricted stock awards, performance share units, stock options, and shares purchased under an employee stock purchase plan ("ESPP").

Stock-based compensation expense was as follows (*in millions*):

	2012	2011	2010
Restricted and unrestricted stock and performance share units expense	$ 7.5	$ 6.7	$ 5.9
Stock option expense	0.1	0.4	1.0
ESPP expense	0.3	0.3	0.3
Total stock-based compensation expense	$ 7.9	$ 7.4	$ 7.2
Total related tax benefit recognized	$ 2.9	$ 2.8	$ 2.3

No capitalized stock-based compensation was included in Property and equipment, net on the Consolidated Balance Sheets for 2012, 2011 or 2010.

Restricted and unrestricted stock and performance share units

Stock-based awards are issued under our 2005 Amended Long-Term Equity Incentive Plan. Restricted stock is granted to executive officers and key employees and vests annually over periods ranging from three to four years. Unrestricted stock granted to our directors vests immediately. Restricted and unrestricted stock-based compensation expense is calculated based on the grant-date market value. We recognize compensation expense on a straight-line basis over the vesting period, net of estimated forfeitures.

Performance share units have been granted to executive officers and certain key employees since 2010. Vesting of the performance share units is contingent upon the achievement of revenue and profitability growth goals at the end of each three year performance period. Each performance share unit is equivalent to a share of common stock. Compensation expense is calculated based on the grant-date market value of our stock and is recognized ratably over the performance period for the performance share units which are expected to vest. Our estimate of the performance units expected to vest is reviewed and adjusted as appropriate each quarter.

Restricted, unrestricted stock and performance share units activity for the year ended December 28, 2012 was as follows (*shares in thousands*):

	Shares	Price (1)
Non-vested at beginning of period	1,266	$ 13.92
Granted	653	$ 16.72
Vested	(382)	$ 13.79
Forfeited	(102)	$ 13.86
Non-vested at the end of the period	1,435	$ 15.23

(1) Weighted average market price on grant-date.

As of December 28, 2012, total unrecognized stock-based compensation expense related to non-vested restricted stock was approximately $7.0 million, of which $6.3 million is estimated to be recognized over a weighted average period of 1.6 years through 2016. As of December 28, 2012, total unrecognized stock-based compensation expense related to performance share units, assuming achievement of maximum financial goals was approximately $7.0 million, of which $2.8 million is currently estimated to be recognized over a weighted average period of 1.9 years through 2015. The total fair value of restricted shares vesting during 2012, 2011 and 2010 was $5.3 million, $5.2 million and $5.4 million, respectively.

Stock options

Our 2005 Amended Long-Term Equity Incentive Plan provides for both nonqualified stock options and incentive stock options (collectively, "stock options") for directors, officers, and certain employees. We issue new shares of common stock upon exercise of stock options. The majority of our unvested stock options "cliff vest" in three years from the date of grant and expire if not exercised within seven years from the date of grant. The maximum contractual term for our outstanding awards is ten years.

The fair value of each stock option granted is estimated on the grant date using the Black-Scholes valuation model, and the resulting expense is recognized over the requisite service period for each separately vesting portion of the award. The assumptions used to calculate the fair value of options granted reflect market conditions and our experience. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated based on our historical experience and future expectations.

There were no stock options granted during 2012 and 2011. A summary of the weighted average assumptions and results for options granted during 2010 is as follows:

	2010
Expected life (in years)	3.36
Expected volatility	59.6%
Risk-free interest rate	1.3%
Expected dividend yield	—%
Weighted average fair value of options granted during the period	$ 6.24

Stock option activity was as follows (*shares in thousands*):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in millions)
Outstanding, December 30, 2011	1,110	$ 15.64		
Granted	—	$ —		
Exercised	(262)	$ 9.67		
Expired/Forfeited	(209)	$ 19.22		
Outstanding, December 28, 2012	639	$ 16.91	1.4	$ 0.6
Exercisable, December 28, 2012	634	$ 16.97	1.4	$ 0.6
Options expected to vest, December 28, 2012	5	$ 9.08	1.1	$ —

The aggregate intrinsic value in the table above is the amount by which the market value of the underlying stock exceeded the exercise price of outstanding options, before applicable income taxes and represents the amount optionees would have realized if all in-the-money options had been exercised on the last business day of the period indicated. The closing per share market value of the Company's stock on December 28, 2012 was $15.54.

Total unrecognized stock-based compensation expense related to non-vested stock options was de minimis as of December 28, 2012. The total intrinsic value of options exercised during 2012 was $1.9 million, was de minimis in 2011 and was $0.2 million in 2010, determined as of the date of exercise.

Cash received from option exercises, net of tax withholdings, during 2012, 2011 and 2010 was $2.5 million, $0.1 million and $0.2 million, respectively. The actual tax benefit realized for the deduction from option exercises during 2012 was $0.6 million and was de minimis for 2011 and 2010.

Employee stock purchase plan

Our Employee Stock Purchase Plan ("ESPP") allows eligible employees to contribute up to 10% of their earnings toward the monthly purchase of the Company's common stock. The employee's purchase price is the lesser of 85% of the fair market value of shares on either the first day or the last day of each month. Under our ESPP we have reserved for purchase 1.0 million shares of common stock, of which 0.2 million shares have been purchased as of December 28, 2012. We consider our ESPP to be a component of our stock-based compensation and accordingly we recognize compensation expense over the requisite service period for stock purchases made under the plan. The requisite service period begins on the enrollment date and ends on the purchase date, the duration of which is one month.

The following table summarizes transactions under our ESPP from fiscal year 2010 through 2012 (*shares in thousands*):

	Shares	Average Price Per Share
Issued during fiscal year 2012	95	$ 12.41
Issued during fiscal year 2011	83	$ 11.95
Issued during fiscal year 2010	81	$ 10.75

NOTE 11: INCOME TAXES

The provision for income taxes is comprised of the following (*in millions*):

	2012	2011	2010
Current taxes:			
Federal	$ 14.9	$ 16.3	$ 2.0
State	2.7	2.9	1.6
Foreign	0.3	0.4	0.4
Total current taxes	17.9	19.6	4.0
Deferred taxes:			
Federal	2.7	(1.3)	3.9
State	0.4	0.1	1.4
Foreign	—	0.1	—
Total deferred taxes	3.1	(1.1)	5.3
Provision for income taxes	$ 21.0	$ 18.5	$ 9.3

The items accounting for the difference between income taxes computed at the statutory federal income tax rate and income taxes reported in the Consolidated Statements of Operations & Comprehensive Income are as follows (*in millions except percentages*):

	2012	%	2011	%	2010	%
Income tax expense based on statutory rate	$ 19.1	35.0 %	$ 17.2	35.0 %	$ 10.2	35.0 %
Increase (decrease) resulting from:						
State income taxes, net of federal benefit	1.8	3.3 %	1.9	3.9 %	1.9	7.0 %
Tax credits, net	(1.9)	(3.5)%	(3.5)	(7.2)%	(4.6)	(16.0)%
Nondeductible/nontaxable Items	2.3	4.2 %	2.9	5.8 %	2.3	8.0 %
Other, net	(0.3)	(0.6)%	—	0.1 %	(0.5)	(2.0)%
Total taxes on income	$ 21.0	38.4 %	$ 18.5	37.6 %	$ 9.3	32.0 %

Our effective tax rate on earnings for 2012 was 38.4% compared to 37.6% for the same period in 2011 and 32.0% in 2010. The increase in the effective income tax rate is due primarily to federal Work Opportunity Tax Credits which largely expired at the end of 2011. This income tax credit was designed to encourage employers to hire workers from certain targeted groups with higher-than-average unemployment rates. The principal difference between the statutory federal income tax rate of 35.0% and our 2012 effective income tax rate results from state income taxes, federal tax credits, and certain non-deductible expenses. The lower effective tax rate in 2010 was primarily due to the favorable resolution of certain tax matters.

The components of deferred tax assets and liabilities were as follows (*in millions*):

	December 28, 2012	December 30, 2011
Deferred tax assets:		
Allowance for doubtful accounts	$ 2.0	$ 2.4
Workers' compensation claims reserve	10.1	9.7
Accounts payable and other accrued expenses	2.4	3.5
Net operating loss carry-forwards	0.6	0.5
Accrued wages and benefits	5.9	4.3
Deferred compensation	1.5	1.1
Other	0.5	0.8
Total	23.0	22.3
Valuation allowance	(0.6)	(0.5)
Total deferred tax asset, net of valuation allowance	22.4	21.8
Deferred tax liabilities:		
Prepaid expenses, deposits and other current assets	(1.6)	(1.1)
Depreciation and amortization	(11.9)	(8.8)
Other	(0.9)	(0.8)
Total deferred tax liabilities	(14.4)	(10.7)
Net deferred tax asset, end of year	8.0	11.1
Net deferred tax asset, current	5.4	6.3
Net deferred tax asset, non-current	$ 2.6	$ 4.8

At December 28, 2012, Spartan Staffing Puerto Rico, LLC had net operating loss carry-forwards of approximately $2.8 million expiring in 2015 through 2022. A valuation allowance has been established against our carry-forward tax benefits based on our history of past losses.

Deferred taxes related to our foreign currency translation were de minimis for 2012 and 2011 and was $0.1 million for 2010.

As of December 28, 2012 our liability for unrecognized tax benefits was $1.9 million, if recognized, $1.2 million would impact our effective tax rate. We do not believe the amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the year ended December 28, 2012. This liability is recorded in Other non-current liabilities in our Consolidated Balance Sheets. In general, the tax years 2009 through 2011 remain open to examination by the major taxing jurisdictions where we conduct business.

The following table summarizes the activity related to our unrecognized tax benefits (*in millions*):

	2012	2011	2010
Balance, beginning of fiscal year	$ 1.7	$ 1.6	$ 1.8
Decreases related to settlements	—	—	(0.5)
Increases for tax positions related to the current year	0.5	0.3	0.2
Increases for tax positions related to prior years	—	—	0.1
Decreases for tax positions related to prior years	—	—	—
Reductions due to lapsed statute of limitations	(0.3)	(0.2)	—
Balance, end of fiscal year	$ 1.9	$ 1.7	$ 1.6

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying Consolidated Statements of Operations & Comprehensive Income. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheets. Related to the unrecognized tax benefits noted above, we accrued $0.1 million for interest and de minimis amounts for penalties during 2012 and in total, as of December 28, 2012, have recognized a liability for penalties of $0.2 million and interest of $0.7 million.

NOTE 12. NET INCOME PER SHARE

Adjusted net income and diluted common shares were calculated as follows (*in millions, except per share amounts*):

	2012	2011	2010
Net income	$ 33.6	$ 30.8	$ 19.8
Weighted average number of common shares used in basic net income per common share	39.5	42.0	43.2
Dilutive effect of outstanding stock options and non-vested restricted stock	0.4	0.3	0.3
Weighted average number of common shares used in diluted net income per common share	39.9	42.3	43.5
Net income per common share:			
Basic	$ 0.85	$ 0.73	$ 0.46
Diluted	$ 0.84	$ 0.73	$ 0.46
Anti-dilutive shares	0.7	1.0	1.0

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares include the dilutive effects of outstanding options, non-vested restricted stock and performance share units except where their inclusion would be anti-dilutive.

Anti-dilutive shares include unvested restricted stock, performance share units and in-the-money options for which the sum of the assumed proceeds, including unrecognized compensation expense, exceeds the average stock price during the periods presented. Anti-dilutive shares associated with our stock options relate to those stock options with an exercise price higher than the average market value of our stock during the periods presented.

NOTE 13: SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosure of cash flow information *(in millions)*:

	2012	2011	2010
Cash paid during the period for:			
Interest	$ 0.7	$ 0.8	$ 1.1
Income taxes	$ 21.3	$ 16.1	$ 6.7

As of December 28, 2012 and December 30, 2011, we had acquired $1.6 million and $1.7 million, respectively, of property, plant and equipment on account that was not yet paid. During 2012, we paid $1.7 million for capital expenditures acquired on account as of December 30, 2011. Amounts for 2010 have not been presented as they were de minimis. These are considered non-cash investing items.

NOTE 14: SUBSEQUENT EVENTS

On February 4, 2013, we entered into an Asset Purchase Agreement with MDT Personnel, LLC wherein we acquired substantially all of the assets of MDT, a temporary staffing provider with 105 branch locations and more than 15 on-site locations in 25 states. The base purchase price was $48 million with $12 million paid in cash and $36 million in a note payable and assumed debt. An additional amount was paid to reimburse the seller for excess working capital. We are in the process of performing a purchase price allocation for the acquired assets and liabilities.

The American Taxpayer Relief Act of 2012 ("the Act") was signed into law on January 2, 2013. The Act retroactively restored the Work Opportunity Tax Credit. Because a change in tax law is accounted for in the period of enactment, the retroactive effect of the Act on the Company's U.S. federal taxes for 2012, a benefit of approximately $3.2 million, will be recognized in 2013. In addition, we expect the Act's extension of these provisions through the end of 2013 will reduce our estimated annual effective tax rate for 2013 as compared to 2012.

We evaluated other events and transactions occurring after the balance sheet date through the date that the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
IN MILLIONS (EXCEPT PER SHARE DATA)

	First	Second	Third	Fourth
2012				
Revenue from services	$ 311.2	$ 354.2	$ 379.4	$ 344.6
Cost of services	232.0	260.7	274.2	250.2
Gross profit	79.2	93.5	105.2	94.4
Selling, general and administrative expenses	72.1	71.5	77.6	79.2
Depreciation and amortization	4.8	4.7	4.7	4.7
Income from operations	2.3	17.3	22.9	10.5
Interest expense	(0.4)	(0.3)	(0.3)	(0.3)
Interest and other income	0.7	0.7	0.7	0.7
Interest and other income, net	0.3	0.4	0.4	0.4
Income before tax expense	2.6	17.7	23.3	10.9
Income tax expense	1.1	7.4	9.0	3.5
Net income	$ 1.5	$ 10.3	$ 14.3	$ 7.4
Net income per common share:				
Basic	$ 0.04	$ 0.26	$ 0.36	$ 0.19
Diluted	$ 0.04	$ 0.26	$ 0.36	$ 0.19
2011				
Revenue from services	$ 274.3	$ 320.2	$ 371.4	$ 350.2
Cost of services	204.3	234.9	271.6	258.3
Gross profit	70.0	85.3	99.8	91.9
Selling, general and administrative expenses	65.1	67.7	73.2	76.8
Depreciation and amortization	3.9	3.8	4.2	4.4
Income from operations	1.0	13.8	22.4	10.7
Interest expense	(0.3)	(0.4)	(0.4)	(0.1)
Interest and other income	0.6	0.6	0.7	0.8
Interest and other income, net	0.3	0.2	0.3	0.7
Income before tax expense	1.3	14.0	22.7	11.4
Income tax expense	0.5	5.4	8.8	3.8
Net income	$ 0.8	$ 8.6	$ 13.9	$ 7.6
Net income per common share:				
Basic	$ 0.02	$ 0.20	$ 0.33	$ 0.19
Diluted	$ 0.02	$ 0.20	$ 0.33	$ 0.19

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer of the company, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(e) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 28, 2012. The effectiveness of our internal control over financial reporting as of December 28, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TrueBlue, Inc.
Tacoma, Washington

We have audited the internal control over financial reporting of TrueBlue, Inc. and subsidiaries (the "Company") as of December 28, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the fiscal year ended December 28, 2012 of the Company and our report dated February 21, 2013 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche LLP

Seattle, Washington
February 21, 2013

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors and nominees for directorship is presented under the heading "Election of Directors" in our definitive proxy statement for use in connection with the 2013 Annual Meeting of Shareholders (the "Proxy Statement") to be filed within 120 days after our fiscal year ended December 28, 2012, and is incorporated herein by this reference thereto. Information concerning our executive officers is set forth under the heading "Executive Officers" in our Proxy Statement, and is incorporated herein by reference thereto. Information regarding compliance with Section 16(a) of the Exchange Act, our code of business conduct and ethics and certain information related to the Company's Audit Committee and Governance Committee is set forth under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by reference thereto.

Item 11. EXECUTIVE COMPENSATION

Information regarding the compensation of our directors and executive officers and certain information related to the Company's Compensation Committee is set forth under the headings "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS

Information with respect to security ownership of certain beneficial owners and management is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is presented under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICE

Information concerning principal accounting fees and services is presented under the heading "Fees Paid to Independent Public Accountant for Fiscal Years 2012 and 2011" in our Proxy Statement, and is incorporated herein by this reference thereto.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

a) Exhibits and Financial Statement Schedules

1. Financial Statements can be found under Item 8 of Part II of this Form 10-K.
2. Financial Statement Schedules can be found on Page 59 of this Form 10-K.
3. The Exhibit Index is found on Page 60 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TrueBlue, Inc.

/s/ Steven C. Cooper	2/21/2013
Signature	Date

By: Steven C. Cooper, Director, Chief Executive Officer and President

/s/ Derrek L. Gafford	2/21/2013
Signature	Date

By: Derrek L. Gafford, Chief Financial Officer and Executive Vice President

/s/ Norman H. Frey	2/21/2013
Signature	Date

By: Norman H. Frey, Chief Accounting Officer and Corporate Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Steven C. Cooper	2/21/2013
Signature	Date

Steven C. Cooper, Director, Chief Executive Officer and President

/s/ Joseph P. Sambataro, Jr.	2/21/2013
Signature	Date

Joseph P. Sambataro, Jr., Chairman of the Board

/s/ Craig Tall	2/21/2013
Signature	Date

Craig Tall, Director

/s/ Jeffrey B. Sakaguchi	2/21/2013
Signature	Date

Jeffrey B. Sakaguchi, Director

/s/ Thomas E. McChesney	2/21/2013
Signature	Date

Thomas E. McChesney, Director

/s/ William W. Steele	2/21/2013
Signature	Date

William W. Steele, Director

/s/ Gates McKibbin	2/21/2013
Signature	Date

Gates McKibbin, Director

/s/ Bonnie W. Soodik	2/21/2013
Signature	Date

Bonnie W. Soodik, Director

FINANCIAL STATEMENT SCHEDULES

Schedule II, Valuation and Qualifying Accounts ***(in millions)***

Allowance for doubtful accounts activity was as follows:

	2012	2011	2010
Balance, beginning of the year	$ 5.8	$ 6.4	$ 6.6
Charged to expense	7.0	6.6	8.2
Write-offs	(7.8)	(7.2)	(8.4)
Balance, end of year	$ 5.0	$ 5.8	$ 6.4

Insurance receivable valuation allowance activity was as follows:

	2012	2011	2010
Balance, beginning of the year	$ 7.3	$ 7.6	$ 6.8
Charged to expense	(1.7)	(0.3)	0.8
Balance, end of year	$ 5.6	$ 7.3	$ 7.6

Income tax valuation allowance additions (reductions) were as follows:

	2012	2011	2010
Balance, beginning of the year	$ 0.5	$ 0.7	$ 0.6
Charged to expense	0.1	(0.2)	0.1
Balance, end of year	$ 0.6	$ 0.5	$ 0.7

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	File No.	Date of First Filing
3.1	Amended and Restated Articles of Incorporation	8-K	001-14543	6/16/2009
3.2	Amended and Restated Company Bylaws	8-K	001-14543	9/17/2008
10.1	1996 Employee Stock Option and Incentive Plan	DEF 14A	000-23828	7/23/1996
10.2	2000 Stock Option Plan (Last Amended January 14, 2002)	10-K	001-14543	3/2/2004
10.3	Assumption and Novation Agreement among TrueBlue, Inc. and Lumbermen's Mutual Casualty Company, American Motorist Insurance Company, American Protection Insurance Company and American Manufacturers Mutual Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA, dated December 29, 2004	10-K	001-14543	3/11/2005
10.4	Indemnification Agreement between TrueBlue, Inc. and National Union Fire Insurance Company of Pittsburgh, PA dated December 29, 2004	10-K	001-14543	3/11/2005
10.5	2005 Long Term Equity Incentive Plan	8-K	001-14543	5/24/2005
10.6	Executive Employment Agreement between TrueBlue, Inc. and James E. Defebaugh, dated August 3, 2005	8-K	001-14543	8/9/2005
10.7	First Amendment to the Executive Employment Agreement between TrueBlue, Inc. and James E. Defebaugh, dated December 31, 2006	10-Q	001-14543	5/4/2007
10.8	Executive Employment Agreement and First Amendment to the Executive Employment Agreement between TrueBlue, Inc. and Noel Wheeler, dated December 31, 2006	10-Q	001-14543	5/4/2007
10.9	Executive Employment Agreement between TrueBlue, Inc. and Derrek Gafford, dated December 31, 2006	10-Q	001-14543	5/4/2007
10.10	Executive Employment Agreement between TrueBlue, Inc. and Wayne Larkin, dated December 31, 2006	10-Q	001-14543	5/4/2007
10.11	Form Executive Non-Competition Agreement between TrueBlue, Inc. and Steven Cooper, Jim Defebaugh, Derrek Gafford, Wayne Larkin, and Noel Wheeler	10-Q	001-14543	5/4/2007
10.12	Form Executive Indemnification Agreement between TrueBlue, Inc. and Steven Cooper, Jim Defebaugh, Derrek Gafford, Wayne Larkin, and Noel Wheeler	10-Q	001-14543	5/4/2007
10.13	Form Executive Change in Control Agreement between TrueBlue, Inc. and Steven Cooper, Jim Defebaugh, Derrek Gafford, Wayne Larkin, and Noel Wheeler	10-Q	001-14543	5/4/2007

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	File No.	Date of First Filing
10.14	Amended and Restated Executive Employment Agreement between TrueBlue, Inc. and Steven C. Cooper, dated November 16, 2009	8-K	001-14543	11/19/2009
10.15	Amended and Restated Non-Competition Agreement between TrueBlue, Inc. and Steven Cooper, dated November 16, 2009	8-K	001-14543	11/19/2009
10.16	Equity Retainer And Deferred Compensation Plan For Non-Employee Directors, effective January 1, 2010	S-8	333-164614	2/1/2010
10.17	2010 Employee Stock Purchase Plan	S-8	333-167770	6/25/2010
10.18	Amended and Restated 2005 Long-Term Equity Incentive Plan	S-8	333-167770	6/25/2010
10.19	Executive Employment Agreement between TrueBlue, Inc. and Kimberly Cannon, dated November 8, 2010	10-K	001-14543	2/2/2012
10.20	Form Executive Non-Compete Agreement, Form Executive Indemnification Agreement, and Form Executive Change in Control Agreement between TrueBlue, Inc. and Kimberly Cannon	10-Q	001-14543	5/4/2007
10.21	Amended and Restated Credit Agreement between TrueBlue, Inc. and Bank of America and Wells Fargo Capital Finance, dated September 30, 2011	8-K	001-14543	10/4/2011
10.22	TrueBlue, Inc. Nonqualified Deferred Compensation Plan	10-K	001-14543	2/22/2012
10.23*	Executive Employment Agreement between TrueBlue, Inc. and William Grubbs, dated October 15, 2012	—	—	—
10.24	Form Executive Non-Compete Agreement, Form Executive Indemnification Agreement, and Form Executive Change in Control Agreement between TrueBlue, Inc. and William Grubbs	10-Q	001-14543	5/4/2007
10.25*	Asset Purchase Agreement among MDT Personnel, LLC, MDT Personnel Contracts, LLC, MDT Staffing, LLC, Disaster Recovery Support, LLC, Michael D. Traina, TrueBlue, Inc., and Labor Ready Holdings, Inc. dated as of February 4, 2013	—	—	—
10.26*	Term Loan Agreement by and among TrueBlue, Inc., The Lenders That Signatories hereto, and Synovus Bank as of February 4, 2013	—	—	—
21*	Subsidiaries of TrueBlue, Inc.	—	—	—
23.1*	Consent of Deloitte & Touche LLP - Independent Registered Public Accounting Firm	—	—	—

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	File No.	Date of First Filing
31.1*	Certification of Steven C. Cooper, Chief Executive Officer of TrueBlue, Inc., Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—
31.2*	Certification of Derrek L. Gafford, Chief Financial Officer of TrueBlue, Inc., Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—
32.1*	Certification of Steven C. Cooper, Chief Executive Officer of TrueBlue, Inc. and Derrek L. Gafford, Chief Financial Officer of TrueBlue, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—
101**	The following financial information from our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, filed with the SEC on February 21, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations & Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, and (iv) the Notes to Consolidated Financial Statements.	—	—	—

* Filed herewith.

** Furnished herewith.

Copies of Exhibits may be obtained upon request directed to Mr. James Defebaugh or Mr. Derrek Gafford, TrueBlue, Inc., PO Box 2910, Tacoma, Washington, 98401 and many are available at the SEC's website found at www.sec.gov.

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Corporate Information (As of April 1, 2013)

Board of Directors

Joseph P. Sambataro, Jr., Chair
Steven C. Cooper
Thomas E. McChesney
Gates McKibbin
Jeffrey B. Sakaguchi
Bonnie W. Soodik
William W. Steele, Lead Independent Director
Craig E. Tall

Audit Committee

Craig E. Tall, Chair
Thomas E. McChesney
Gates McKibbin

Compensation Committee

Bonnie W. Soodik, Chair
Jeffrey B. Sakaguchi
William W. Steele

Corporate Governance Committee

William W. Steele, Chair
Thomas E. McChesney
Gates McKibbin
Jeffrey B. Sakaguchi
Bonnie W. Soodik
Craig E. Tall

Information Technology Committee

Jeffrey B. Sakaguchi, Chair
Joseph P. Sambataro, Jr.
Bonnie W. Soodik
Craig E. Tall



Board of Directors
Standing: Jeffrey B. Sakaguchi, William W. Steele, Craig E. Tall, Thomas E. McChesney, Gates McKibbin
Seated: Bonnie W. Soodik, Joseph P. Sambataro, Jr., Steven C. Cooper

Executive Officers

Steven C. Cooper
President and Chief Executive Officer

Kimberly A. Cannon
Executive Vice President,
Human Resources

James E. Defebaugh
Executive Vice President,
General Counsel and Secretary

Derrek L. Gafford
Executive Vice President,
Chief Financial Officer

Wayne Larkin
Executive Vice President,
Branch Operations

Billie R. Otto
Executive Vice President,
Chief Information Officer

Corporate Headquarters

1015 A Street
Tacoma, WA 98402-5113
253-383-9101

Transfer Agent

Computershare Trust Company, Inc.
350 Indiana Street, Suite 750
Golden, CO 80401
800-962-4284

Annual Meeting

The company's Annual Shareholders' Meeting will be held at 10 a.m., Wednesday, May 15, 2013 at:

TrueBlue, Inc.
1015 A Street
Tacoma, WA 98402

Contact Information

For more information, please contact Investor Relations at 800-610-8920, ext. 8103 or at www.trueblue.com

Additional copies of this report may be obtained without charge by writing:

TrueBlue, Inc.
Investor Relations
P.O. Box 2910
Tacoma, WA 98401

or from our website:
www.trueblue.com

Outside Counsel

K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104

Auditors

Deloitte & Touche
925 Fourth Avenue, Suite 3300
Seattle, WA 98104


TRUEBLUE

NYSE Symbol: TBI
www.trueblue.com






SEC MAIL PROCESSING
RECEIVED
JUN - 7 2013
WASH. D.C.
193
SECTION

Tacoma, Washington
March 28, 2013

Dear Shareholders:

It is a pleasure to invite you to your Company's 2013 annual meeting of shareholders, to be held at TrueBlue's corporate headquarters, 1015 A Street, Tacoma, Washington 98402, on Wednesday, May 15, 2013, at 10:00 a.m. (Pacific Daylight Time).

Under the Securities and Exchange Commission rules that allow companies to furnish proxy materials to shareholders electronically, TrueBlue has decided to deliver our proxy materials to most shareholders over the Internet. This delivery process allows us to provide shareholders with the information they need, while at the same time conserving resources and lowering costs to the Company. On or about March 28, 2013, we mailed to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2013 proxy statement and 2012 annual report to shareholders. The Notice also provides instructions on how to vote online, by telephone, or by requesting and returning a proxy card, and includes instructions on how to receive a paper copy of the proxy materials by mail.

The matters to be acted upon are described in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

I look forward to seeing our shareholders at the meeting. We will report on TrueBlue's operations and respond to questions you may have.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend, it is important that your shares be represented. Please vote over the internet, by telephone, or by requesting and mailing a proxy card as soon as possible in order to ensure that your vote is counted. If you are a shareholder of record and attend the meeting you will, of course, have the right to vote your shares in person.

Very truly yours,

/s/ Joseph P. Sambataro, Jr.

Joseph P. Sambataro, Jr.
Chairman of the Board



TRUEBLUE, INC.
1015 A Street
Tacoma, Washington 98402

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Wednesday, May 15, 2013

The annual meeting of the shareholders of TrueBlue, Inc., a Washington corporation (the "Company"), will be held at TrueBlue's corporate headquarters, 1015 A Street, Tacoma, Washington 98402, on Wednesday, May 15, 2013, at 10:00 a.m. (Pacific Daylight Time) for the following purposes:

1. to elect the directors named in the accompanying proxy statement to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

2. to approve, by non-binding vote, executive compensation;

3. to approve amendments to the Company's Amended and Restated 2005 Long-Term Equity Incentive Plan to, among other things, increase the number of shares reserved for issuance under the Plan by 1,950,000 shares; and

4. to ratify the selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 27, 2013.

Important notice regarding the availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 15, 2013: Our proxy statement is attached. Financial and other information concerning the Company is contained in our annual report to shareholders for the 2012 fiscal year. The proxy statement and our 2012 annual report to shareholders are available on our website at www.TrueBlue.com. Additionally, and in accordance with Securities and Exchange Commission rules, you may access our proxy materials and vote your shares at www.proxyvote.com.

YOUR VOTE IS IMPORTANT
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO VOTE OVER THE INTERNET, BY TELEPHONE, OR BY REQUESTING AND RETURNING A PROXY CARD AS PROMPTLY AS POSSIBLE IN ORDER THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE GIVING OF SUCH PROXY DOES NOT AFFECT YOUR RIGHT TO REVOKE IT LATER OR, IF YOU ARE A SHAREHOLDER OF RECORD, VOTE YOUR SHARES IN PERSON IN THE EVENT THAT YOU SHOULD ATTEND THE MEETING.

Only shareholders of record at the close of business on March 15, 2013, will be entitled to notice of, and to vote at, the annual meeting and any adjournments thereof. Brokers cannot vote for Items 1, 2 or 3 without your instructions on how to vote.

By Order of the Board of Directors

/s/ James E. Defebaugh

James E. Defebaugh
Secretary

Tacoma, Washington
March 28, 2013

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2013 Proxy Statement
Table of Contents

2013 Proxy Statement
Table of Contents

TRUEBLUE, INC.
1015 A Street
Tacoma, Washington 98402

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
Wednesday, May 15, 2013

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of TrueBlue, Inc. ("TrueBlue," "Company," "we," "us," or "our") to be voted at our 2013 Annual Meeting of Shareholders (the "Meeting") to be held at 10:00 a.m. (Pacific Daylight Time) on Wednesday, May 15, 2013, at the corporate headquarters of TrueBlue, Inc., 1015 A Street, Tacoma, Washington 98402, and at any adjournment thereof. This proxy statement contains the required information under the rules of the U.S. Securities and Exchange Commission (the "SEC) and is designed to assist you in voting your shares.

Background

What is the purpose of the Meeting?

At the Meeting, shareholders as of the record date will vote on the items of business outlined in the Notice of Annual Meeting of Shareholders (the "Meeting Notice"). In addition, management will report on our business and respond to questions from shareholders.

When is the record date?

The Board has established March 15, 2013, as the record date for the Meeting.

Why did I receive a Notice of Internet Availability or why did I receive this proxy statement and a proxy card?

You received a Notice of Internet Availability or this proxy statement and a proxy card because you owned shares of TrueBlue common stock as of March 15, 2013, the record date for the Meeting, and are entitled to vote on the items of business at the Meeting. This proxy statement describes the items of business that will be voted on at the Meeting and provides information on these items so that you can make an informed decision.

Who may vote?

In order to vote at the Meeting, you must be a shareholder of record of TrueBlue as of March 15, 2013. If on the close of business on the record date, your shares were registered directly in your name with our transfer agent, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Meeting, or vote by proxy.

If on the close of business on the record date, your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being made available or being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the shareholder of record for purposes of voting at the Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Meeting unless you request and obtain a valid legal proxy issued in your name from your broker, bank or other agent.

How many shares of TrueBlue common stock are outstanding?

As of the record date, there were 40,681,261 shares of TrueBlue common stock outstanding. There are no other classes of capital stock outstanding.

Voting Procedure

On what items of business am I voting?

You are being asked to vote on the following items of business:

1. to elect the directors named in the accompanying proxy statement to serve until the next annual meeting of shareholders, and until their respective successors are elected and qualified;

2. to approve, by non-binding vote, executive compensation;

3. to approve amendments to the Company's 2005 Long-Term Equity Incentive Plan to, among other things, increase the number of shares reserved for issuance under the Plan by 1,950,000 shares; and

4. to ratify the selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 27, 2013.

How do I vote?

If you are a shareholder of record (that is, if your shares are owned in your name and not in "street name"), you may vote:

- via the internet at www.proxyvote.com;
- by telephone (within the U.S. or Canada) toll-free at 1-800-690-6903;
- by signing and returning the enclosed proxy card; or
- by attending the Meeting and voting in person.

If you wish to vote by telephone, you must do so before 11:59 p.m., Eastern Time, on Tuesday, May 14, 2013. After that time, telephone voting will not be permitted, and a shareholder wishing to vote, or revoke an earlier proxy, must submit a signed proxy card or vote in person. Shareholders can vote in person or via the Internet during the Meeting. Shareholders of record will be on a list held by the Inspector of Elections. "Street name" shareholders, also known as beneficial holders, must obtain a proxy from the institution that holds their shares, whether it is their brokerage firm, a bank or other shareholder of record, and present it to the Inspector of Elections with their ballot. Shareholders attending via the Internet will need to follow the instructions at www.proxyvote.com in order to vote or submit questions at the Meeting. Voting in person or via the Internet by a shareholder will revoke and replace any previous votes submitted by proxy.

In accordance with the rules of the SEC, we are providing all shareholders who have not affirmatively opted to receive paper materials, all of their proxy materials via the Internet. You may opt to receive paper copies of proxy materials, at no cost to you, by following the instructions contained in the Notice of Internet Availability.

How are my voting instructions carried out and how does the Board recommend I vote?

When you vote via proxy by properly executing and returning a proxy card or by voting over the internet or by telephone, you appoint the individuals named on the proxy card (your "Proxy") as your representatives at the Meeting. The Proxy will vote your shares at the Meeting, or at any adjournment of the Meeting, as you have instructed them on the proxy card. We urge you to specify your choices by marking the appropriate boxes on a proxy card, or following the instructions carefully for voting over the internet or telephone. However, if you return a properly executed proxy card without specific voting instructions, the Proxy will vote your shares: (i) **FOR** Proposal 1 (for the election of the director nominees named in the proxy statement); (ii) **FOR** Proposal 2 (for the non-binding approval of executive compensation); (iii) **FOR** Proposal 3 (for the approval of amendments to the Company's 2005 Long-Term Equity Incentive Plan); (iv) **FOR** Proposal 4 (for the ratification of the selection of Deloitte & Touche LLP to serve as our independent registered public accounting firm); and (iv) with respect to any other business that may properly come before the Meeting, in accordance with the Board's recommendations. With proxy voting, your shares will be voted regardless of whether you attend the Meeting. Even if you plan to attend the Meeting, it is advisable to vote your shares via proxy in advance of the Meeting in case your plans change.

If any nominee for director is unable to serve or for good cause will not serve, or if an item that is not described in the Meeting Notice properly comes up for vote at the Meeting, or at any postponement or adjournment of the Meeting, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any other matters to be voted on.

How many votes do I have?

You have one vote for each share you own, and you can vote those shares for each item of business to be addressed at the Meeting.

How many shares must be present to hold a valid Meeting?

For us to hold a valid Meeting, we must have a quorum, which means that a majority of the outstanding shares of our common stock that are entitled to cast a vote are present in person or by proxy at the Meeting. Proxies received but marked as abstentions and Broker Non-Votes (discussed below) will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Meeting if you:

- vote via the Internet or by telephone;
- properly submit a proxy card (even if you do not provide voting instructions); or
- attend the Meeting and vote in person.

How many votes are required to approve an item of business?

As described in more detail under "Proposal 1, Election of Directors," the Company has adopted majority voting procedures for the election of Directors in uncontested elections. As this is an uncontested election, each of the nominees for election as Directors will be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast "For" a director's election exceeds the number of votes cast "Against" that director. There is no cumulative voting for the Company's Directors. Abstentions and Broker Non-Votes are not considered "votes cast." Likewise, a share otherwise present at the Meeting as to which a shareholder gives no authority or direction to vote is also not considered a "vote cast."

The proposal to approve, by non-binding vote, executive compensation will be approved under Washington law if the number of votes cast "For" the matter exceeds the number of votes cast "Against" the matter.

The proposal to approve amendments to the Company's 2005 Long-Term Equity Incentive Plan will be approved under Washington law if the number of votes cast "For" the matter exceeds the number of votes cast "Against" the matter, provided that the total votes cast represent more than 50% of the total voting power of all stock entitled to vote.

The proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered accounting firm will be approved under Washington law if the number of votes cast "For" the matter exceeds the number of votes cast "Against" the matter.

What if my shares are held by a brokerage firm?

If you are a beneficial owner whose shares are held on record by a broker, you should instruct the broker how to vote your shares. The rules of the New York Stock Exchange ("NYSE") allow brokerage firms to vote their clients' shares on routine matters if the clients do not provide voting instructions at least 10 days prior to the shareholder meeting. The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm is considered a routine matter under NYSE rules. However, the other proposals, including the election of directors, are not considered routine matters under NYSE rules. The NYSE rules do not allow brokerage firms to vote their clients' shares on non-routine matters, including the election of directors, in the absence of affirmative voting instructions. It should be noted that NYSE rules previously considered the election of directors to be a "routine" matter for which brokerage firms could vote in the election of directors if the record holder had not received instructions on how to vote from the beneficial owner. Accordingly, it is particularly important that the beneficial owners instruct their brokers how they wish to vote their shares.

If your brokerage firm lacks discretionary voting power with respect to an item that is not a routine matter and you do not provide voting instructions (a "Broker Non-Vote"), your shares will be counted for purposes of establishing a quorum to conduct business at the Meeting but will not be counted in determining the number of shares voted for or against the non-routine matter.

What effect will Abstentions and Broker Non-Votes have?

Abstentions and Broker Non-Votes will have no practical effect on any of the proposals because abstentions and Broker Non-Votes do not represent votes cast "For" or "Against" the proposals.

What if I change my mind after I vote via proxy?

You may revoke your proxy at any time before your shares are voted by:

- submitting a later dated proxy prior to the Meeting (by mail, Internet or telephone);
- delivering a written request in person to return the executed proxy;
- voting in person at the Meeting; or
- providing written notice of revocation to the Corporate Secretary of the Company at 1015 A Street, Tacoma, Washington 98402.

Where can I find the voting results of the Meeting?

We will announce preliminary voting results at the Meeting. We plan to publish the final voting results in a Current Report on Form 8-K ("Form 8-K") filed within four business days of the Meeting. If final voting results are not available within the four-business-day time frame, we plan to file a Form 8-K disclosing preliminary voting results within the required four business days, to be followed as soon as practicable by an amendment to the Form 8-K containing final voting results.

How can multiple shareholders sharing the same address request the receipt of only one set of proxy materials and other investor communications?

If you opt to continue to receive paper copies of our proxy materials, you may elect to receive future proxy materials, as well as other investor communications, in a single package per address. This practice, known as "householding," is designed to reduce our paper use, printing and postage costs. To make the election, please indicate on your proxy card under "Householding Election" your consent to receive such communications in a single package per address. Once we receive your consent, we will send a single package per household until you revoke your consent by notifying our Investor Relations Department at 1015 A Street, Tacoma, Washington 98402. We will start sending you individual copies of proxy materials and other investor communications within 30 days of your revocation.

Can I receive the proxy materials electronically?

Yes. Shareholders who have not affirmatively opted to receive paper proxy materials through the mail will receive a Notice of Internet Availability and may access our proxy materials electronically via the Internet. On or about March 28, 2013, we mailed to our shareholders a Notice of Internet Availability of Proxy Materials ("Notice") directing shareholders to the website where they can access our 2013 proxy statement and fiscal 2012 annual report and view instructions on how to vote via the Internet or by phone. If you received the Notice only and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice to request that a paper copy be mailed to you.

We will arrange with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to certain beneficial owners of common stock and will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses that they incur as a result of forwarding the proxy materials.

Who may solicit proxies?

Proxies may be solicited by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services.

Who will count the votes?

Broadridge Investor Services will count the votes and will serve as the independent inspector of the election.

Proposals by Shareholders

How can a shareholder submit a proposal to be voted on at the 2014 Annual Meeting?

The Company anticipates that the 2014 Annual Meeting will be held no later than June 2014. A shareholder proposal to be presented at the Company's 2014 Annual Meeting of Shareholders and included in the Company's proxy statement relating to such meeting must be received by the Company at its executive offices at 1015 A Street, Tacoma, Washington 98402, not earlier than the close of business on the 120th day and not later than the 90th day prior to the first anniversary of the date of the 2013 Annual Meeting. Please send the proposal to the attention of the Company's Secretary. A proposal for action to be presented by any shareholder at an annual meeting will be out of order and will not be acted upon unless: (i) specifically described in the Company's proxy statement relating to such meeting; (ii) such proposal has been submitted in writing to the Secretary at the above address not earlier than the close of business on the 120th day and not later than the 90th day prior to the first anniversary of the 2013 Annual Meeting (proposals must be submitted between January 15, 2014, and February 14, 2014); and (iii) such proposal is, under law, an appropriate subject for shareholder action. All shareholder proposals related to the nomination of a director must comply with the provisions set forth below in the section Nominations by Shareholders. Shareholder proposals not related to the nomination of a director, in addition to the information about the proposing shareholder, must set forth:

(a) a brief description of the business desired to be brought before the Meeting, the reasons for conducting such business at the Meeting and any material interest of such shareholder, in such business; and
(b) a description of all agreements, arrangements and understandings, whether direct or indirect, between such shareholder, and any other person or persons (including their names) in connection with the proposal of such business by such shareholder.

Additional Information

Where can I find additional information about TrueBlue?

Our reports on Forms 10-K, 10-Q and 8-K, and other publicly available information should be consulted for other important information about TrueBlue. You can also find additional information about us on our web site at www.TrueBlue.com. The principal executive office of the Company and its mailing address is at 1015 A Street, Tacoma, Washington 98402. The telephone number for the Company is (253) 383-9101.

PROPOSAL 1. ELECTION OF DIRECTORS

The Nominees

The Board of Directors has nominated the following persons for election as directors, all of whom are currently directors. **The Board of Directors recommends a vote "FOR" each of the nominees.** Proxies cannot be voted for a greater number of persons than the number of nominees named. The biographies of each of the nominees and continuing directors below contain information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years and information regarding involvement in certain legal or administrative proceedings, if applicable. Each biographic summary is followed by a brief summary of certain experiences, qualifications, attributes or skills that led the Corporate Governance and Nominating Committee (the "Governance Committee") and the Board to determine that each nominee should serve as a director for the Company. The summaries do not include all of the experiences, qualifications, attributes or skills of the nominees. General information regarding the nomination process is included in the Corporate Governance Section under the "Nominations for Directors" heading.



Steven C. Cooper, 50, has served as a Director and the Company's Chief Executive Officer since 2006, and has served as President since 2005. From 2001 to 2005, Mr. Cooper served as the Company's Executive Vice President and Chief Financial Officer; from August 2000 to February 2001 as the Vice President of Finance; and from April 1999 to August 2000 as the Company's Corporate Controller. Prior to joining the Company in 1999, Mr. Cooper held various senior management positions with Deloitte & Touche LLP, providing professional services and with Albertsons, Inc., a NYSE-listed retail company.

Mr. Cooper has extensive experience in strategic planning, operations, finance and accounting for the Company as well as in his prior career. Mr. Cooper is the only management member of the Board, thus his participation on the Board fulfills a critical communication and leadership role.



Thomas E. McChesney, 66, has served as a Director of the Company since 1995. Mr. McChesney currently serves as a Director of ConnectSoft, Inc. and The Patron Company, LLC. From 2004 to 2009, Mr. McChesney was President of SR Footwear, LLC. From 1998 to 2005, he was Director of Investment Banking with Blackwell Donaldson and Company. Mr. McChesney was previously a director of Nations Express, Inc.

Mr. McChesney contributes his long experience as a Director of the Company, including 14 years as the Chair of our Compensation Committee, together with extensive financial and entrepreneurial experience as an executive and board member in the financial services industry as well as a wide variety of other enterprises.



Gates McKibbin, 66, has served as a Director of the Company since 2001. Since 1996, Ms. McKibbin has been self-employed as a consultant developing comprehensive strategy and leadership programs for large, nationally respected organizations. Prior to 1996, Ms. McKibbin held numerous executive and consulting positions.

Ms. McKibbin has a Ph.D. in organizational theory and research, spends significant time visiting and consulting with management and staff at all levels throughout the Company, and provides the Board with her unique and insightful observations, especially those involving human relations, strategic and organizational change and leadership development.



Jeffrey B. Sakaguchi, 52, has served as a Director of the Company since December 2010. Mr. Sakaguchi currently serves as the Chairman of the Board of Directors of the Greater Los Angeles Chapter of the American Red Cross, where he previously served as Treasurer and the Chairman of Finance and Investment Committee. He also currently serves as Chairman of the Board of Neah Power Systems, Inc. a publicly held fuel cell manufacturing company, as well as a director of Eccentex, Inc., a privately held early stage software company. Mr. Sakaguchi has also served as a partner at the Technology Solutions Group, and as President and Chief Operating Officer of Evolution Robotics Retail, Inc. Prior to these positions, he was a senior partner with Accenture, where he led the North American Energy Strategy practice. Prior to that, he was a Senior Engagement Manager for McKinsey & Company, a global strategy consulting firm.

Mr. Sakaguchi's experience in a number of leadership roles helps the Company improve performance and build market share. His extensive experience helping companies build long-term relationships with customers also helps TrueBlue take advantage of emerging opportunities. This experience provides a valuable resource to the Company.



Joseph P. Sambataro, Jr., 62, has served as a Director since 2000 and as Chairman of the Board since October 2008. Mr. Sambataro served as the Company's Chief Executive Officer from 2001 until 2006, and served as the Company's President from 2001 until 2005. Mr. Sambataro joined the Company in 1997 and served as Chief Financial Officer, Treasurer and Assistant Secretary until 2001 and as Executive Vice President until March 2001. Prior to joining the Company, he worked with BDO Seidman, LLP, KPMG Peat Marwick and in senior management of biotechnology firms in Seattle.

Mr. Sambataro's long and successful tenure as CEO and CFO for the Company during its formative years combined with his effective leadership and coaching skills, financial and accounting expertise and unique ability to develop consensus are among the contributions he makes to the Board and the primary reasons why he serves as our Chairman.



Bonnie W. Soodik, 62, has served as a Director since March 2010. Ms. Soodik's career spanned 30 years with The Boeing Company, where she most recently served as a Senior Vice President, Office of Internal Governance and a member of the Boeing Executive Council. Ms. Soodik also served in various Vice President roles within Boeing and McDonnell Douglas Corporation, where she began her career in 1977.

Ms. Soodik has experience from a broad number of functions at Boeing, from operations to human resources and has overseen governance, compliance and regulatory affairs. Her experience with such a large organization provides a valuable resource to the Company.



William W. Steele, 76, has served as a Director of the Company since August 2001, Chair of the Governance Committee since June 2003 and the Lead Independent Director since October 2008. Mr. Steele is currently a Director, and Chairman of both the Executive Committee and Corporate Citizen Communication Committee of ABM Industries, a large facilities services contractor traded on the New York Stock Exchange. In the course of his 43-year career with ABM Industries, Mr. Steele was appointed its President in 1991 and its Chief Executive Officer in 1994, and served in those capacities until his retirement in October of 2000.

Mr. Steele's long term operating, executive, strategic and continuing board experience with ABM, a multi-unit service company that shares many attributes with our Company, is invaluable to the Board in its decision-making and leadership processes. As Chair of our Governance Committee and Lead Independent Director, Mr. Steele is a student and champion of good governance and best practices.



Craig E. Tall, 67, has served as a Director of the Company since 2006. Mr. Tall was previously employed by Washington Mutual from 1985 to 2007, was a member of its Executive Committee from 1995 through 2004, and served as its Vice Chair of Corporate Development from 1999 to 2004. Mr. Tall's management responsibilities included a variety of assignments, such as mergers and acquisitions, commercial banking, consumer finance, managing Washington Mutual's life insurance company, strategic planning, real estate, special credits and venture capital fund. Before joining Washington Mutual, Mr. Tall was president of Compensation Programs, Inc., a national employee benefits consulting firm.

Mr. Tall's extensive and high level experience in the financial services industry, as well as his executive and board involvement with numerous other businesses and organizations, enables Mr. Tall to make very significant contributions to the Board's decision-making processes especially in strategic planning and financial matters. The depth and breadth of Mr. Tall's experience and skills are also evident by the fact that he qualifies as an audit committee financial expert and serves as Chair of our Audit Committee.

Majority Voting

The Company's directors are elected each year at the annual meeting of shareholders to serve until their successors are elected and qualified, or until they resign, are removed, or are otherwise disqualified to serve. The Company's Board of Directors currently consists of eight directors.

A nominee for director in an uncontested election who does not receive a majority vote but who was a director at the time of the election shall not be elected, but shall continue to serve as a holdover director until the earliest of: (a) 90 days after the date on which an inspector determines the voting results as to that director pursuant to Section 23B.07.290 of the Washington Business Corporation Act; (b) the date on which the Board of Directors appoints an individual to fill the office held by such director, which appointment shall constitute the filling of a vacancy by the Board of Directors; or (c) the date of the director's resignation. Any vacancy resulting from the non-election of a director under these circumstances may be filled by the Board of Directors as provided in Article II, Section 2.11 of the Bylaws. The Governance and Nominating Committee will consider promptly whether to fill the position of a nominee failing to receive a majority vote and make a recommendation to the Board of Directors about filling the position. The Board of Directors will act on the Governance Committee's recommendation and within ninety (90) days after the certification of the shareholder vote will disclose publicly its decision. Except as provided in the next sentence, a director who fails to receive a majority vote for election will not participate in the Governance Committee's recommendation or Board of Directors decision about filling his or her office. If no director receives a majority vote in an uncontested election, then the incumbent directors: (i) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable; and (ii) may in the interim fill one or more director positions with the same director(s) who will continue in office until their successors are elected.

THE GOVERNANCE COMMITTEE AND THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NOMINEE NAMED ABOVE.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines (the "Guidelines"), which are available at www.TrueBlue.com by first clicking "Investors," then "Corporate Governance" and then "Guidelines." The Guidelines are also available in print to any shareholder who requests them. The Guidelines were adopted by the Board to best ensure that the Board is independent from management, that the Board adequately performs its function as the overseer of management and that the interests of the Board and management align with the interests of the shareholders.

On an annual basis, each Director and executive officer is obligated to complete a Director and Officer Questionnaire which, among other things, requires disclosure of any transactions with the Company in which the Director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest.

Related Person Transactions

The Board has adopted a Related Person Transaction Policy, which is attached as Annex A to the Guidelines, that sets forth the policies and procedures for the review and approval or ratification of "Related Person Transactions," which are defined to include transactions, arrangements or relationships in which the Company is a participant; the amount involved exceeds $120,000; and a Related Person has or will have a direct or indirect material interest. "Related Persons" is defined to include directors, executive officers, director nominees, beneficial owners of more than 5% of the Company's common stock, and members of their immediate families. A Related Person Transaction must be reported to the Company's General Counsel and reviewed and approved by the Governance Committee. Under certain circumstances a transaction may be approved by the Chair of the Governance Committee subject to ratification by the full Governance Committee at its next meeting. In determining whether to approve or ratify a Related Person Transaction, the Governance Committee, as appropriate, shall review and consider:

- the Related Person's interest in the Related Person Transaction;
- the approximate dollar value of the amount involved in the Related Person Transaction;
- the approximate dollar value of the amount of the Related Person's interest in the Related Person Transaction without regard to the amount of any profit or loss;
- whether the Related Person Transaction was undertaken in the ordinary course of business of the Company;
- whether the Related Person Transaction with the Related Person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to the Company of, the Related Person Transaction; and
- any other information regarding the Related Person Transaction or the Related Person in the context of the proposed Related Person Transaction that would be material to investors in light of the circumstances of the particular transaction.

After reviewing all facts and circumstances, the Governance Committee may approve or ratify the Related Person Transaction only if it determines that the transaction is in, or is not inconsistent with, the best interests of the Company.

The Governance Committee reviewed and approved the following transaction in accordance with the Related Person Transaction Policy: Mr. McChesney's adult son, who does not share his residence, owns Steeldog Safety Gear LLC ("Steeldog"), which sells work boots to the Company. In 2012, the total amount of sales by Steeldog to the Company was approximately $150,000. Mr. McChesney is not in any way involved with the business of Steeldog and does not have any ownership or other financial interest in our relationship with Steeldog.

Director Independence

The Board affirmatively determines the independence of each director and nominee for election as a director in accordance with criteria set forth in the Guidelines, which include all elements of independence set forth in the NYSE listing standards and related SEC Rules and Regulations. At a regularly scheduled portion of each Board meeting or as part of the Governance Committee meetings, the independent Directors meet in executive session without management or any non-independent Directors present.

Based on these standards, at its meeting held on March 13-14, 2013, the Governance Committee and the Board determined that each of the following non-employee Directors is independent and has no material relationship with the Company, except as a Director and shareholder of the Company:

- Thomas E. McChesney;
- Gates McKibbin;
- Jeffrey B. Sakaguchi;
- Joseph P. Sambataro, Jr.;
- Bonnie W. Soodik;
- William W. Steele; and
- Craig E. Tall.

In addition, based on the NYSE Rules, the Board affirmatively determined that Steven C. Cooper is not independent because he is the Chief Executive Officer of the Company.

Leadership Structure

The Company has divided its leadership among three directors:

- Steven C. Cooper serves as Chief Executive Officer;
- Joseph P. Sambataro, Jr. serves as the Chairman of the Board of Directors; and
- William W. Steele serves as Lead Independent Director.

Although the Company's Guidelines do not preclude one person from serving as both the Chairman and the Chief Executive Officer, the Board has appointed different people to fulfill these roles for over ten years and believes that it is in the best interest of the shareholders and an efficient allocation of the time and responsibilities for Company leadership.

Mr. Steele was appointed as the Lead Independent Director in 2008. The Lead Independent Director presides at meetings of the Board and the shareholders in the absence of the Chairman and specifically during all executive sessions of the independent directors except where he has a conflict or elects to delegate such responsibility to another independent director. In addition, the Lead Independent Director is responsible for:

- maintaining effective communication between the independent directors, the Chairman, and the Chief Executive Officer including the right to direct the distribution of information to the independent directors and the calling of special meetings of committees and, if not a member of the committee, participating on a non-voting basis in any such committee meetings;
- representing the independent directors in meetings and discussions with institutional or other major shareholders or stakeholders;
- reviewing and approving agendas for and the scheduling of Board, committee, and shareholder meetings; and
- generally representing the Board during emergency situations and whenever such representation, in his reasonable judgment, requires or will benefit from participation by the Lead Independent Director.

The Chairman generally presides at and, with consultation and input from the Chief Executive Officer and all other directors, proposes the agendas for meetings of the Board and the shareholders, except in the case of executive sessions of independent directors or where the Chairman has a conflict or elects to delegate such responsibility to another director. The Chairman also meets or confers with the Chief Executive Officer on a regular basis and is responsible for maintaining effective communication between the Board and the Chief Executive Officer. The Chairman and the Lead Independent Director may participate on a non-voting basis in all committees of the Board subject to each committee's right to exclude such participation for other good governance purposes.

Risk Assessment

The Company has an Enterprise Risk Management ("ERM") program. During 2012, risk responsibilities were integrated within the current management structure. Specific risks were assigned to business area experts, and an ERM committee, consisting of senior leaders and executives, which met regularly to discuss the risk environment. The Board is actively involved in oversight of risks that could affect the Company. The Board is assisted in this regard by the Audit Committee, which has responsibility for periodically reviewing the guidelines, policies and procedures by which the Company assessed and managed its exposure to risk and reviewed the risk exposures and the steps management used to identify, monitor, assess and respond to such exposures. Both the Audit Committee and the Board discussed specific risks with management throughout the year, as appropriate. The Board believes its administration of its risk oversight function did not negatively affected the Board's leadership structure.

Nominations for Directors

Qualifications of Nominees

The Company Guidelines include the criteria our Board believes are important in the selection of director nominees. While the Board has not established any minimum qualifications for nominees, the Board does consider the composition of the Board as a whole, the requisite characteristics (including independence, diversity, and experience in industry, finance, administration and operations) of each candidate and the skills and expertise of its current members while taking into account the overall operating efficiency of the Board and its committees. With respect to diversity, we broadly construe diversity to mean not only diversity of race, gender and ethnicity, but also diversity of opinions, perspectives, and professional and personal experiences. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law. Service on other boards and other commitments by directors will be considered by the Governance Committee and the Board when reviewing Board candidates and in connection with the Board's annual self-assessment process for current members of the Board.

Change in Director's Principal Business Association

Each time a Director's principal occupation or business association changes substantially, the director is required to tender a proposed resignation from the Board to the Chair of the Governance Committee (or, in the case of the Chair of the Governance Committee's occupation or association changing, to the Chairman of the Board and the Lead Independent Director, if one has been elected). The Governance Committee shall review the director's continuation on the Board, and recommend to the Board whether, in light of all the circumstances, the Board should accept such proposed resignation or request that the director continue to serve.

Nominee Identification and Evaluation

The Governance Committee may employ a variety of methods for identifying and evaluating nominees for director. The Governance Committee regularly assesses the size of the Board, the need for particular expertise on the Board, the need for diversity on the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or arise, the Governance Committee considers various potential candidates for director which may come to the Governance Committee's attention through current Board members, professional search firms, shareholders or other persons. These candidates will be evaluated at regular or special meetings of the Governance Committee and may be considered at any time during the year.

The Governance Committee will consider candidates recommended by shareholders. The Governance Committee will make an initial analysis of the qualifications of any candidate recommended by shareholders or others pursuant to the criteria summarized above to determine whether the candidate is qualified for service on the Board before deciding to undertake a complete evaluation of the candidate. If a shareholder or professional search firm provides any materials in connection with the nomination of a director candidate, such materials will be forwarded to the Governance Committee as part of its review. If the Governance Committee determines that additional consideration is warranted, it may engage a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Governance Committee. Other than the verification of compliance with procedures and shareholder status and the initial analysis performed by the Governance Committee, the Governance Committee will treat a potential candidate nominated by a shareholder like any other potential candidate during the review process. In connection with this evaluation, the Governance Committee will determine whether to interview the prospective nominee. One or more members of the Governance Committee, and others as appropriate, will interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Governance Committee will make a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board will determine the nominees after considering the recommendation and report of the Governance Committee.

Nominations by Shareholders

The Governance Committee will consider director candidates recommended by shareholders on the same basis as are candidates recommended by the Governance Committee. In accordance with the Company's Bylaws, shareholders wishing to nominate a candidate should deliver the name and address of the shareholder as they appear on the Company's books (or if the shareholder holds for the benefit of another, the name and address of such beneficial owner) in a letter addressed to the Chair of the Governance Committee in care of the Company's Secretary not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the 2013 annual meeting (nominations for the 2014 annual meeting must be submitted between January 15, 2014, and February 14, 2014). In addition, the submitting shareholder should provide the following information:

- the class or series and number of shares of the Company which are, directly or indirectly, owned beneficially and/or of record;
- any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Company or with a value derived in whole or in part from the value of any class or series of shares of the Company, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Company or otherwise (a "Derivative Instrument") that is, directly or indirectly, owned beneficially and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company;
- any proxy, contract, arrangement, understanding, or relationship pursuant to which the shareholder has a right to vote or has been granted a right to vote any shares of any security of the Company;
- any short interest in any security of the Company;
- any rights to dividends on the shares of the Company owned beneficially by the shareholder that are separated or separable from the underlying shares of the Company;
- any proportionate interest in shares of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the shareholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or directly or indirectly beneficially owns an interest in the manager or managing member of a limited liability company or similar entity;
- any performance-related fee (other than an asset-based fee) that the shareholder is entitled to which is based on any increase or decrease in the value of shares of the Company or any Derivative Instruments; and
- the information called for above for any members of the shareholder's immediate family sharing the same household.

For each person who the shareholder proposes to nominate for election or re-election to the Board of Directors, the shareholder should also provide:

- all information relating to the nominee that would be required to be disclosed in a proxy statement or other filings required in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and
- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and
- any other material relationships, between or among the shareholder and its respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the shareholder making the nomination or on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant.

To be eligible to be a nominee for election or re-election as a director of the Company, pursuant to a nomination by a shareholder, a person must deliver (in accordance with the time periods prescribed) to the Secretary at the principal executive office of the Company a written questionnaire (provided by the Secretary upon written request) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:

- in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, if elected as a director of the Company, will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company, and
- is not and will not become a party to:

- any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Company;
-
- any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Company, with such person's fiduciary duties under applicable law; or
-
- any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein.

Additional information may be requested to assist the Governance Committee in determining the eligibility of a proposed candidate to serve as a director. This may include requiring that a prospective nominee complete a director and officer questionnaire and provide any follow-up information requested. In addition, the nominee must meet all other requirements contained in the Company's Bylaws.

Shareholder Communications

Any shareholder or interested party who wishes to communicate with our Board of Directors or any specific directors, including non-management directors, may write to: Board of Directors, TrueBlue, Inc. c/o Corporate Secretary, 1015 A Street, Tacoma, Washington 98402.

The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Board Communication" or "Director Communication." All such letters must indicate whether or not the author is a shareholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors. If the Company develops any other procedures, they will be posted on the Company's corporate website at www.TrueBlue.com. Procedures addressing the reporting of other concerns by shareholders, employees or other third parties are set forth in our Code of Business Conduct and Ethics (described below).

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics is applicable to all directors and employees of the Company. Our Code of Business Conduct and Ethics is available at www.TrueBlue.com by clicking on "Investors," then "Corporate Governance" and then "Code of Business Conduct." Shareholders may also request a free printed copy of the Code of Business Conduct and Ethics from: TrueBlue, Inc., c/o Investor Relations, 1015 A Street, Tacoma, Washington 98402.

The Company intends to disclose any amendments to the Code of Business Conduct and Ethics (other than technical, administrative or non-substantive amendments), and any waivers of a provision of the Code of Business Conduct and Ethics for directors or executive officers, on the Company's website at www.TrueBlue.com. Information on the Company's website, however, does not form a part of this proxy statement.

Meetings and Committees of the Board

The Board

Each Director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board met nine times during 2012, all of which were regular meetings. All Directors attended at least 75% of the meetings of the Board and of the committees on which they served during the fiscal year ended December 28, 2012. Directors are expected to attend the annual meetings and special meetings of shareholders, if any. All of the Directors attended the 2012 Annual Meeting of Shareholders on May 9, 2012.

Committees of the Board

The Board has four standing committees to facilitate and assist the Board in the execution of its responsibilities. These committees are the Audit Committee, the Compensation Committee, the Information Technology Committee, and the Nominating and Corporate Governance Committee. All the committees are comprised solely of non-employee, independent Directors. Charters for each committee are available on the Company's website at www.TrueBlue.com by first clicking on "Investors" and then "Corporate Governance." The charter of each committee is also available in print to any shareholder who requests it. The table below shows membership during 2012 for each of the standing Board committees.

2012 Membership of Board Committees

Audit	Compensation	Governance	Information Technology
Craig E. Tall, Chair	Thomas E. McChesney, Chair	William W. Steele, Chair	Jeffrey B. Sakaguchi, Chair
Gates McKibbin	Bonnie Soodik	Thomas E. McChesney	Joe Sambataro
Jeffrey B. Sakaguchi	William W. Steele	Gates McKibbin	Bonnie W. Soodik
		Jeffrey B. Sakaguchi	Craig E. Tall
		Bonnie W. Soodik	
		Craig E. Tall	

2013 Membership of Board Committees

Audit	Compensation	Governance	Information Technology
Craig E. Tall, Chair	Bonnie Soodik, Chair	William W. Steele, Chair	Jeffrey B. Sakaguchi, Chair
Gates McKibbin	Jeffrey B. Sakaguchi	Thomas E. McChesney	Joe Sambataro
Thomas E. McChesney	William W. Steele	Gates McKibbin	Bonnie W. Soodik
		Jeffrey B. Sakaguchi	Craig E. Tall
		Bonnie W. Soodik	
		Craig E. Tall	

Audit Committee

The Audit Committee met eight times in fiscal 2012. The Audit Committee is comprised solely of non-employee directors, all of whom the Board determined are independent pursuant to the New York Stock Exchange rules and the independence standards set forth in Rule 10A-3 of the Exchange Act. The Governance Committee and the Board have determined that all the members of the Audit Committee are "financially literate" pursuant to the New York Stock Exchange rules. The Board also has determined that during 2012 Mr. Tall was, and for 2013 Messrs. Tall and McChesney are, Audit Committee Financial Experts within the meaning stipulated by the SEC. The Board has adopted a charter for the Audit Committee, which is available at www.TrueBlue.com by first clicking on "Investors" and then "Corporate Governance." The charter is also available in print to any shareholder who requests it.

Compensation Committee

The Compensation Committee met six times in fiscal 2012. The Compensation Committee is comprised solely of non-employee directors, all of whom the Board determined are independent pursuant to the New York Stock Exchange rules. The Board has adopted a charter for the Compensation Committee, which is available on the Company's website at www.TrueBlue.com by first clicking on "Investors" and then "Corporate Governance." The charter is also available in print to any shareholder who requests it. Additional information regarding the Compensation Committee, and its procedures and processes for the consideration and determination of executive and director compensation are included under the Compensation Discussion and Analysis section of this proxy statement.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee ("Governance Committee") met four times in fiscal 2012. The Committee is comprised solely of non-employee directors, all of whom the Board determined are independent pursuant to the New York Stock Exchange rules. The Board has adopted a charter for the Governance Committee, which is available on the Company's website at www.TrueBlue.com by first clicking on "Investors" and then "Corporate Governance." The charter is also available in print to any shareholder who requests it.

Information Technology Committee

The Information Technology Committee ("IT Committee") met four times in fiscal 2012. The Board has adopted a charter for the IT Committee, which is available on the Company's website at www.TrueBlue.com by first clicking on "Investors" and then "Corporate Governance." The charter is also available in print to any shareholder who requests it. The IT Committee's primary functions are to oversee the Company's IT strategy and programs, and to consider emerging technology trends and their alignment with the Company's business strategies and objectives.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires the Company's officers and directors and certain other persons to timely file certain reports regarding ownership of, and transactions in, the Company's securities with the SEC. Copies of the required filings must also be furnished to the Company. Based solely on its review of such forms received by it, or representations from certain reporting persons, the Company believes that during 2012 all applicable Section 16(a) filing requirements were met, and that all such filings were timely except the Form 4s that were filed for Norm Frey, Joanna Monroe and Ed Nubel on February 7, 2012, for the reporting of lapses of restricted shares.

COMPENSATION OF DIRECTORS

Annual Retainers

The Chairman of the Board of Directors received an annual retainer of $60,000. The Lead Independent Director received an annual retainer of $60,000. All other non-employee directors received an annual cash retainer of $40,000. Committee Chairs received an additional annual retainer payment of $10,000.

Meeting Fees

Each non-employee director received meeting fees for attendance during each regular or special Board of Directors or committee meeting in accordance with the schedule below.

Meeting	In Person	Telephonic
Board of Directors	$1,500	$750/$1,500*
Audit Committee Chair	$1,500	$750
Audit Committee, Member	$1,250	$750
Compensation Committee Chair or Member	$1,250	$750
Governance Committee Chair or Member	$1,250	$750
IT Committee Chair or Member	$1,250	$750

*Directors are paid $750 for telephonic Board of Director meetings lasting less than three hours. Directors are paid $1,500 for a telephonic Board of Director Meetings lasting three hours or longer.

Equity Grants

Each non-employee director received an annual grant of unrestricted common stock worth $100,000. The Chairman of the Board of Directors and the Lead Independent Director each received an additional $48,000 grant. Each committee Chair received an additional $25,000 grant, except the Audit Committee Chair who received an additional $35,000 grant. In 2012, the Company determined the number of shares of each such annual grant of common stock based on the average closing price of our stock during the 60 trading days prior to the second full trading day after the announcement of the Company's fourth quarter and year-end financial results, which was $14.43 per share. Non-employee directors appointed during the year are entitled to receive a pro rata grant as follows: 100% if appointed prior to the first quarterly meeting, 75% if appointed prior to the second quarterly meeting, 50% if appointed prior to the third quarterly meeting, and 25% if appointed prior to the last quarterly meeting of the year. The target equity awards received by each non-employee director are set forth in the table below. The actual number of shares awarded were calculated using the stock award target value and the average closing price of our stock on the 60 trading days preceding the grant date.

Name	Target Equity Award Value
Thomas E. McChesney	$125,000
Gates McKibbin	$100,000
Jeffrey B. Sakaguchi	$125,000
Joseph P. Sambataro, Jr.	$148,000
Bonnie W. Soodik	$100,000
William W. Steele	$173,000
Craig E. Tall	$135,000

Non-Employee Director Compensation

The following table discloses the cash, equity awards and other compensation earned by each of the Company's non-employee directors during the last completed fiscal year.

Name	Fees Earned or Paid in Cash	Stock Award Grant Date Fair Value (1)	All Other Compensation	Grant Date Fair Value Total
Thomas E. McChesney	$71,250	$146,318	—	$217,568
Gates McKibbin (2)	$66,500	$117,048	—	$183,548
Jeffrey B. Sakaguchi	$91,000	$146,318	—	$237,318
Joseph P. Sambataro, Jr.	$100,500	$173,224	—	$273,724
Bonnie W. Soodik (3)	$68,750	$117,048	—	$185,798
William W. Steele	$91,250	$202,494	—	$293,744
Craig E. Tall	$90,500	$158,023	—	$248,523

(1) This column represents the grant date fair value of shares awarded to each of the non-employee directors in 2012 in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Accounting for Stock Compensation (Topic 718). The amounts are calculated using the closing price of our stock on the grant date, which was $16.89. For additional information, refer to Note 10 to the Notes to Consolidated Financial Statements found in Item 8 of Part II of our 2012 Form 10-K (listed under Stock-Based Compensation).

(2) Under the Director Deferred Compensation Plan, Ms. McKibbin elected to receive 40% of her equity retainer in 2,772 shares of vested Company stock and to defer 60% of her equity retainer in the form of 4,158 shares of Company stock. Delivery of these shares to Ms. McKibbin will be made in 25% increments starting ninety days after her separation from the Board of Directors, and in three annual installments thereafter.

(3) Under the Director Deferred Compensation Plan, Ms. Soodik elected to defer the receipt of 6,930 shares of Company stock until after her service on the Board of Directors ends.

Equity Retainer and Deferred Compensation Plan for Non-Employee Directors

Each non-employee director is able to participate in the Equity Retainer and Deferred Compensation Plan for Non-Employee Directors. Under this plan, a director may elect to modify the manner in which he or she receives the annual retainer from the Company. Directors are given the option to make an irrevocable election to convert up to 100% of his or her cash retainer to an equity retainer, and then further elect to receive up to 50% of the equity retainer in the form of stock options, rather than unrestricted common stock. In addition, a director may make an irrevocable election to defer all or part of the stock award of his or her equity retainer to a time after he or she leaves the Board of Directors.

Director Stock Ownership Guidelines

Each director is expected to own shares of the Company's common stock having a value of not less than five times the director's base annual cash compensation. For the purpose of determining compliance, the Company will determine the number of shares required on an annual basis with the value of the shares to be determined on a trailing twelve month average daily stock price. New directors are allowed five years in which to reach the ownership guidelines.

AUDIT COMMITTEE REPORT

In 2012, the Audit Committee was comprised of three independent members of the Board of Directors. Members of the Audit Committee during 2012 included Mr. Tall, who currently chairs the committee, Ms. McKibbin and Mr. Sakaguchi. The Board of Directors has affirmatively determined that each member of the committee is "financially literate" under the listing standards of the NYSE, and that during 2012, Mr. Tall was an "audit committee financial expert", and for 2013, Messrs. Tall and McChesney are "audit committee financial experts," as such term is defined in Item 407 of Regulation S-K.

The Audit Committee met eight times in 2012. Over the course of these meetings, the Audit Committee met with the Company's Chief Executive Officer, Chief Financial Officer, Chief Information Officer, General Counsel, Chief Compliance Officer, other senior members of the finance department, the Director of Internal Audit and independent auditors, Deloitte & Touche ("Deloitte"). These meetings included private, executive sessions between the Audit Committee and Deloitte, Chief Financial Officer and Director of Internal Audit. During its meetings, the Audit Committee reviewed and discussed, among other things:

- the status of any significant issues in connection with the quarterly reviews and annual audit of the Company's financial statements;
- Company's annual internal and external audit plans and the internal and external staffing resources available to carry out the Company's audit plans;
- Company's significant accounting policies and estimates;
- Company's progress toward evaluating and documenting its internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;
- the impact of new accounting pronouncements;
- the impact of recent developments in corporate governance;
- current tax matters affecting the Company;
- Company's investment guidelines;
- Company's compliance initiatives;
- Company's pending claims, litigation and related expense;
- Company's processes for responding to and investigation of employee complaints regarding internal controls, auditing issues or questionable accounting matters; and
- Company's enterprise risk management efforts.

In addition to the meetings discussed above, the Audit Committee, or its chair, reviewed with management, and Deloitte, the Company's financial statements for each quarter of 2012 prior to the quarterly release of earnings.

The Audit Committee has reviewed and discussed with management and Deloitte the Company's audited financial statements as of and for the year ended December 28, 2012. This discussion included, among other things:

- critical accounting policies and practices used in the preparation of the Company's financial statements;
- significant items involving management's estimates and judgments, including workers' compensation reserves, tax matters, allowance for doubtful accounts, goodwill and intangible assets and legal and regulatory contingencies;
- alternative treatments within GAAP of the Company's annual financial information;
- the effect of regulatory and accounting initiatives on the Company's financial statements, including the adoption of significant accounting pronouncements;
- any significant audit adjustments proposed by Deloitte and management's response; and
- confirmation that there were no matters of significant disagreement between management and Deloitte arising during the audit.

The Audit Committee has discussed with Deloitte the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has received and reviewed the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence.

The Audit Committee has considered whether the provision of non-audit services by Deloitte is compatible with maintaining auditor independence and has concluded that such services are compatible with maintaining the independence of the auditors. Based on the reviews and discussions referred to above, the Audit Committee believes that Deloitte has been objective and impartial in conducting the 2012 audit.

In performing all of the functions described above, the Audit Committee acts in an oversight capacity. In that role, the Audit Committee relies primarily on the work and assurances of our management, which has the primary responsibility for our financial statements and reports, and of the independent auditors who, in their report, express an opinion on the conformity of our annual financial statements to accounting principles generally accepted in the United States of America.

Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements as of and for the year ended December 28, 2012 be included in the Company's Annual Report on Form 10-K for the year ended December 28, 2012, for filing with the SEC.

Members of the Audit Committee

Members of the Audit Committee during 2012	Members of the Audit Committee beginning January 2013
Craig Tall, Chair	Craig Tall, Chair
Gates McKibbin	Thomas McChesney
Jeff Sakaguchi	Gates McKibbin

PROPOSAL 2. ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION

Our board has adopted a policy providing for an annual "say-on-pay" advisory vote. In accordance with this policy and Section 14A of the Securities Exchange Act of 1934, as amended, and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2013 Annual Meeting of Shareholders:

> *RESOLVED, that the shareholders of TrueBlue, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2013 Annual Meeting of Shareholders.*

This vote is mandated by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC regulations. As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the feedback received from shareholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers. In addition, the non-binding advisory votes described in this Proposal 2 will not be construed as: (1) overruling any decision by the Company, the Board of Directors, or the Compensation Committee relating to the compensation of the named executive officers, or (2) creating or changing any fiduciary duties or other duties on the part of the Board of Directors, or any committee of the Board of Directors, or the Company.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee Membership and Processes

Compensation for our executives is determined by the Compensation Committee. As discussed under the "Corporate Governance" section, each of the members satisfies all of the independence requirements of the NYSE. Each member also meets applicable requirements under the regulations issued by the SEC for "non-employee directors" and the Internal Revenue Service for "outside directors."

The Compensation Committee's mission, as stated in its Charter, is "to further shareholder value by helping to create compensation plans that provide financial incentives to employees for producing results that fairly reward shareholders."

The Compensation Committee has regularly scheduled in-person meetings each quarter and has additional in-person or telephonic meetings as appropriate. During 2012, the Committee met six times. The agenda for each meeting is set by the Chair. The Committee has full authority to directly retain the services of outside counsel and compensation consultants and has done so on a regular basis. Our Chief Executive Officer and other Named Executive Officers ("NEOs") have also attended portions of Committee meetings in order to provide information and help explain data relating to matters under consideration by the Committee but are not present during deliberations or determinations of their respective compensation or during executive sessions that occur in connection with each meeting. Outside counsel also regularly attends Committee meetings.

Prior to each regular meeting the Compensation Committee receives and reviews meeting materials including the agenda, minutes from prior meetings, a summary of outstanding equity awards and other briefing and background materials relating to agenda items. Tally sheets for each of our NEOs are made available to the Committee for each meeting at which the Committee considers material changes to existing compensation arrangements or exercises discretion under existing plans. The tally sheets summarize: (i) all material aspects of the executive compensation program for each NEO for the last two full years as well as year-to-date information for the current year including base salary, cash awards under the short-term incentive plan, equity awards (restricted stock and performance share units) under the long-term incentive plan and all other miscellaneous compensation and benefits; (ii) equity ownership information for the last two years and the current year, including current holdings, option vesting and exercises, restricted stock vesting and any other purchases or sales of our stock; and (iii) amounts payable to NEOs in the event of termination under various scenarios, including voluntary and involuntary termination with and without cause or good reason. The regular availability of tally sheets provides the Committee with up-to-date and relevant information and has enabled the Committee members to assess the effect of individual decisions and new proposals in the context of the existing programs and prior awards and benefits taken as a whole. No specific changes were made as a result of maintaining the tally sheets but the availability of the information has proven to be a valuable and convenient reference.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors. During 2012, none of the Company's executive officers served as a member of a compensation committee or Board of Directors of any other entity that had an executive officer serving as a member of the Company's Board of Directors.

Members of the Compensation Committee

Members of the Compensation Committee during 2012	Members of the Compensation Committee beginning January 2013
Thomas E. McChesney, Chair	Bonnie W. Soodik, Chair
Bonnie W. Soodik	Jeffrey B. Sakaguchi
William W. Steele	William W. Steele

EXECUTIVE OFFICERS

The names, ages and positions of the current executive officers of the Company are listed below, along with their prior business experience. No family relationships exist among any of the directors or executive officers of the Company.

Kimberly A. Cannon, 47, has served as the Company's Executive Vice President, Human Resources, since November 2010. Prior to joining the Company, Ms. Cannon served as Vice President, Human Resources, Talent Management and Reward Systems for T-Mobile USA from 2009 to 2010 and, between 2001 and 2009, held a variety of positions with Washington Mutual Bank, including Senior Vice President of Talent, Organizational Development, Recruiting, and Total Rewards. Before this, Ms. Cannon was employed at Microsoft Corporation in numerous Human Resources roles from 1989 to 2000.

Steven C. Cooper, 50, has served as a Director and the Company's Chief Executive Officer since 2006, and has served as President since 2005. From 2001 to 2005, Mr. Cooper served as the Company's Executive Vice President and Chief Financial Officer. Prior to joining the Company in 1999, Mr. Cooper held various senior management positions with Deloitte & Touche LLP, providing professional services, and with Albertsons, Inc., a NYSE-listed retail company.

James E. Defebaugh, 58, has served as Executive Vice President, General Counsel and Secretary of the Company since 2006, after serving as Vice President, General Counsel and Secretary of the Company since joining the Company in 2005. Prior to joining the Company, Mr. Defebaugh held various positions with Kmart Holding Corporation, including Senior Vice President and Chief Legal Officer (2004-2005), Senior Vice President and Chief Compliance Officer (2002-2004), Vice President and Corporate Secretary (2001-2002), and Vice President, Legal (2001). Mr. Defebaugh also served as Vice President and Chief Compliance Officer of Sears Holdings Corporation in 2005. Mr. Defebaugh also currently serves on the Board of Trustees for the Museum of Glass, in Tacoma, Washington.

Derrek L. Gafford, 42, has served as the Company's Executive Vice President and Chief Financial Officer since 2006, after serving as Vice President and Chief Financial Officer since 2005 and as the Company's Vice President of Finance and Accounting beginning in 2004. Mr. Gafford is a Certified Public Accountant and first joined the Company in 2002, serving as Vice President and Treasurer. Prior to joining the Company, Mr. Gafford served as Chief Financial Officer for Metropolitan Markets, a grocery retailer, from 2001 to 2002, and held a variety of finance positions with Albertsons and Deloitte & Touche.

Wayne Larkin, 47, has served as Executive Vice President of Branch Operations since November 2011 while continuing his role as President of Labor Ready since May 2008. Prior to this position, he had been the Executive Vice President of Operations since 2007, and the Senior Vice President of Operations in 2006, after serving as a Regional Vice President of Operations since 2005. Mr. Larkin originally joined the Company as a District Manager in 1996 and was then promoted in 1998 to Area Director of Operations. Between 1999 and 2002, Mr. Larkin worked for Staffmark, serving first as a Business Development Manager and then as a General Manager. Mr. Larkin rejoined the Company in 2002. Prior to working for the Company, Mr. Larkin held various management positions with Avis Rent-A-Car. Mr. Larkin also currently serves on the YWCA Pierce County Board of Directors.

Billie R. Otto, 46, has served as Executive Vice President and Chief Information Officer since December of 2012, after serving as Senior Vice President and Chief Information Officer since 2010. Ms. Otto has been with the Company since 1998, serving in a number of roles, including as Vice President and Corporate Controller prior to 2004. Prior to joining the Company, Ms. Otto worked in public accounting, from 1990 to 1998, with the firm now known as RSM McGladrey. Ms. Otto also currently serves on the YWCA Pierce County Board of Directors and the Advisory Board of the Western Washington University College of Business & Economics.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

We grew revenue by 6% and EBITDA by 12% in 2012. Excluding the impact of the wind down of a large customer project, revenue grew by 9%. Our growth was due to the continued success of our specialized market sales and service strategy. We continued to improve our capabilities for selling and servicing national customers and industry verticals. At the same time, we maintained our core strength of selling and servicing small to mid-sized businesses at the local level. As a result, we were well positioned and achieved growth across most of the industries and geographies we serve, attaining higher gross margin through increased bill rates. We enjoyed notable success in our clean energy business, and experienced increased momentum in our construction business.

We are pleased that we were able to maintain strong growth in 2012 while investing for the future. We made several strategic advancements in our worker mobility strategy. We implemented electronic pay for our temporary associates and made significant progress in enabling improved communication and efficient dispatch via our text messaging program. We believe these strategies have the potential to deliver significant productivity gains as we increase the centralized delivery of our services and provide a compelling competitive advantage valued by both our temporary associates and customers.

Our management team, which is led by the Named Executive Officers ("NEOs"), was critical to our success. In 2012 the NEOs included:

- Mr. Cooper, President and Chief Executive Officer;
- Mr. Gafford, EVP and Chief Financial Officer;
- Ms. Cannon, EVP Human Resources;
- Mr. Defebaugh, EVP, General Counsel and Secretary; and
- Mr. Larkin, EVP Branch Operations.

Our highly experienced NEOs operated effectively and produced significant results in the midst of a challenging economy. These individuals have repeatedly shown the discipline necessary to maintain a strong platform for the core business and the flexibility to identify and capitalize on new market opportunities. It is essential for the Company to design and provide a performance-based compensation program that allows it to focus and retain executives of this caliber. Shareholders' best interests are protected through our commitment to hold all NEOs to the following:

- stock ownership guidelines;
- prohibition of hedging practices;
- conservative change-in-control provisions;
- avoidance of tax gross-up commitments; and
- no compensatory executive perquisites.

The Compensation Committee of the Board of Directors, referred to as the "Committee" in this Compensation Discussion and Analysis, oversees and regularly reviews compensation programs for our NEOs.

In making compensation recommendations to the Board, the Committee considers its compensation objectives, including structuring compensation programs that demonstrate our commitment to pay for performance in both short- and long-term incentive elements, the competitive practices of our peers, the roles and responsibilities of each NEO and internal pay equity. The Committee also evaluates and considers the result of the Company's annual "say on pay" advisory vote on executive compensation, which garnered substantial support from our shareholders at our 2012 Annual Meeting of Shareholders with more than 95% of the votes cast for approval.

As part of its oversight of our compensation programs, the Committee also regularly reviews our various compensation plans, and has concluded they are not reasonably likely to have a material adverse effect on the Company. Additionally, the Committee has evaluated the current design of the compensation program for our NEOs and has concluded that it does not encourage excessive or unnecessary risk-taking.

Role of the Compensation Committee

The Committee oversees and regularly reviews compensation programs for our NEOs. The Committee reviews and approves corporate goals and objectives relevant to the compensation plans applicable to the NEOs, and together with the Governance Committee, evaluates the performance of the Chief Executive Officer in light of the corporate goals and objectives established for the Chief Executive Officer.

In making compensation recommendations to the Board, the Committee considers its compensation objectives, competitive practices of our peers, the roles and responsibilities of each NEO and internal pay equity. The Committee seeks to align compensation with our current and long-term business strategy and goals. There is no formal weighting of any of these factors; the Committee uses its discretion in determining pay targets and amounts. The Committee reviews and discusses annual pay elements (base salary, bonus targets and equity awards) each year. It evaluates other programs as needed based on changes in compensation objectives, alignment with overall Company direction and business strategy, competitive trends and changes in tax law. Based upon a review of these factors and the Committee's recommendations, the Board has approved our executive compensation programs.

Objectives of Our Compensation Programs

The Committee designs our executive compensation programs to achieve the following objectives:

- align, focus, attract and retain the key executive talent needed to achieve our long-term business strategies;
- provide a significant portion of each NEO's annual compensation based on both company and individual performance;
- establish performance targets for incentive compensation that align with both our annual and long-term business strategies;
- reflect the role, scope and complexity of each NEO's position relative to other NEOs; and
- balance the need to be competitive against our industry peers with our commitment to control costs.

Elements of Executive Compensation and Commitment to Performance-based Compensation

Our executive compensation program is designed to focus on performance and align NEOs with both short- and long-term business objectives, effectively motivate NEOs to create long-term shareholder value, pay conservatively compared with our peers, and provide strong incentives for NEOs to join and remain at TrueBlue. Compensation for our NEOs in 2012 included both short- and long-term components, as further set forth below:

Short-term	Objective
Base Salary	An annually fixed level of pay that reflects the role, scope and complexity of each NEO's position relative to other NEOs.
Cash Bonus	Performance-based compensation payable only upon our achievement of annual Company performance measures and the NEO's achievement of specific individual objectives that are aligned with the business strategy and shareholders' interests.
Long-term	**Objective**
Restricted Stock	Retention-based compensation time vested ratably over three years.
Performance Shares	Performance-based compensation that delivers shares of our stock only if the Company meets certain performance measures over a multi-year period.

The 2012 NEO total compensation program incorporates the elements described above in a manner that emphasizes pay for performance in both short- and long-term incentive elements. The charts set forth below reflect the percentages of our 2012 NEO compensation package that represent Base Salary (Base), Cash Bonus Target (STI Target), Restricted Stock Awards (RSA) and Performance Shares Target (Perf Sh Target):


CEO Pay Mix – Target
Perf Sh Target 31%
RSA 19%
STI Target 25%
Base 25%
Other NEO Pay Mix – Target
Perf Sh Target 20%
RSA 24%
STI Target 16%
Base 40%

Independent Compensation Consultant

The Committee retains its own external independent compensation consultant, Mercer (US) Inc. ("Mercer"), to provide an in-depth external review of its executive compensation programs every two years based on peer group benchmarking. Mercer attends key meetings of the Committee and is available to the Committee as necessary.

During 2012, the Committee reaffirmed its consulting relationship with Mercer through a thorough evaluation process that included the evaluation of other independent compensation consultants. The re-engagement of Mercer confirms the credible counsel received as evaluated by the Committee, and an acknowledgment that no conflicts of interest of any kind exist between Mercer and the Company, including personal or business relationships between Mercer and Company or Company executive officers, Company stock ownership by Mercer, or engagement of Mercer by the Company for other material services; however, the Company's EVP Human Resources may engage Mercer, on occasion, to provide compensation market expertise for non-NEO positions.

Market Comparison

The information provided by Mercer is considered by the Committee but does not directly determine any of our actual compensation arrangements. The Committee applies its discretion when establishing the compensation elements, targets and final awards. The market analysis completed by Mercer in 2011 contributed to the changes in the compensation, effective January 2012 for most NEOs. Detail is provided in the following sections.

Peer Group

In preparation for determining the 2012 compensation program, at its September 2011 meeting, the Committee received a summary, from Mercer, of external peer group pay practices relating to base salaries, actual and target short-term incentives, long-term incentives and total compensation. The summary was based on information compiled from both available peer group proxy data and published salary surveys compiled by Mercer. The companies in the peer group were selected because they were engaged in staffing or were in functionally similar industries that operate multiple national branches. We are in approximately the 50th percentile (within a 41% - 63% range) of the peer group in revenue, market capitalization and total assets. The selected peer group included:

CDI Corp
Dollar Thrifty Automotive GP
G&K Services Inc.
H&E Equipment Services Inc.
Healthcare Services Group
Hudson Global, Inc. (formerly Hudson Highland Group Inc.)
Insperity (formerly Administaff Company)
Kforce Inc.
Resources Connection Inc.
Robert Half Intl Inc.
RSC Holdings Inc.
SFN Group Inc.
Unifirst Corp

The data from this peer group was combined with national published surveys compiled by Mercer (Mercer: US Global Premium Executive Remuneration Suite - January 2011 Release) and Towers Watson Data Services (Survey Report on Top Management Compensation).

At the time of peer group selection in Spring 2011, the peer group companies had the following financial statistics (in millions):

	Revenue	**Market Capitalization**	**Total Assets**
25th Percentile	$795	$516	$397
Median	$991	$762	$636
75th Percentile	$1,537	$1,008	$909
TRUEBLUE	$1,149	$793	$546
Percentile Rank	62.9%	54.3%	41.1%

Market Analysis Findings

The Mercer compensation review found current base salary and total target cash compensation were slightly below the market 25th percentile for the Chief Executive Officer and slightly above the market 25th percentile for the other NEOs. The compensation review also found that the short-term cash incentive targets were at the market 25th percentile for all of the NEOs. Additionally, the Mercer compensation review found the target long-term equity incentive grant value was between the market 25th percentile and 50th percentile for the Chief Executive Officer and slightly below the market 50th percentile for the other NEOs. Over time, the Company strives for overall total compensation to approximate the 50th percentile of the market, and recognizes current compensation, on average or by particular element, is below this level.

In 2012, the Committee chose to make changes in compensation elements for select NEOs with a particular focus on increasing 'at risk' performance-based compensation opportunity. Upon reflection of the objectives of the compensation program, the Committee approved changes to individual 2012 NEO compensation elements as described in the sections that follow.

2012 "Say-on-Pay" Advisory Vote on Executive Compensation

Beginning in 2011, the Company started providing shareholders an annual "say on pay" advisory vote on its executive compensation under Section 14A of the Securities Exchange Act of 1934, as amended. At our 2012 Annual Meeting of Shareholders, shareholders expressed substantial support for the compensation of our NEOs, with more than 95% of the votes cast for approval of the "say on pay" advisory vote on executive compensation. The Committee evaluated the results of the 2012 advisory vote in evaluating the Company's executive compensation programs. The Committee also considered many other factors as discussed in this Compensation Discussion and Analysis, including the Committee's assessment of the interaction of our compensation programs with our corporate business objectives, evaluations of our programs by external consultants, and review of data of a comparator group of peers. Each of these factors was evaluated in the context of the Committee's fiduciary duty to act as the directors determine to be in shareholders' best interests. Additionally, each of these factors bore on the Committee's decisions regarding our NEOs' compensation, and the Committee did not make any changes to our executive compensation program and policies as a result of the 2012 "say on pay" advisory vote.

2012 Compensation Detail

Base Salaries

The Committee determined base salaries for the NEOs would be adjusted in 2012, the first increase in base salaries since 2008, for all but Ms. Cannon who was hired in November 2010. As noted above, the Mercer compensation review found current base salary and total target cash compensation were slightly below the market 25th percentile for the Chief Executive Officer and slightly above the market 25th percentile for the other NEOs. After the adjustments noted below, the Chief Executive Officer's base salary was slightly above the market 25th percentile and base salaries for the NEOs were slightly below the median.

NEO	2011 Base Salary	2012 Base Salary	Percentage Change
Mr. Cooper	$550,000	$600,000	9%
Mr. Gafford	$300,000	$350,000	17%
Ms. Cannon	$300,000	$300,000	—%
Mr. Defebaugh	$300,000	$310,000	3%
Mr. Larkin	$300,000	$330,000	10%

Short-Term Incentive Plan

The short-term incentive bonus for 2012 measured and rewarded performance against two components: Company and Individual Performance. At target, the components were equally weighted. Both components were calculated separately and added together to determine the total bonus awarded at the end of the performance period. Under the 2012 plan no short-term incentive bonuses, whether based on Company or Individual Performance goals, could be earned unless the Company was profitable after taking into account payment of any and all management bonuses. Consistent with the objective that potential compensation reflect the role, scope and responsibility of each NEO, the short-term incentive potential varies by executive.

Component # 1 - Individual Performance

Mr. Cooper could earn a bonus of up to 50% of his base salary for performance against his individual goals established at the beginning of the fiscal year. Individual performance goals for the Chief Executive Officer are reviewed by the Governance Committee and approved by the Board at the beginning of the bonus period.

Other NEOs could earn a bonus of up to 20% of their base salary for performance against their individual goals. Individual Performance goals are established to align NEOs' focus on the management of critical matters for which they have both direct and shared responsibility. These goals are established by the Chief Executive Officer and approved by the Committee at the beginning of the fiscal year.

Component # 2 - Company Performance

The Company performance goal for 2012 was based on EBITDA growth over the previous year. Mr. Cooper could earn a bonus up to 100% of his base salary based on EBITDA growth realized during the year. Messrs. Gafford and Larkin could earn a bonus up to 60% of their base salary and Mr. Defebaugh and Ms. Cannon could earn a bonus up to 40% of their base salary. (EBITDA is a non-GAAP financial measure which excludes interest, taxes, depreciation, and amortization from net income and is a key measure used by management in evaluating performance.)

Total Bonus Opportunity

Mr. Cooper's maximum bonus opportunity was 150%, Messrs. Gafford's and Larkin's was 80%, and Mr. Defebaugh's and Ms. Cannon's was 60% of base salary.

The following table shows the two components (Individual and Company) of the short-term incentive for 2012 and the potential award as a percentage of base salary payable for each component.

NEO	**Component # 1 Individual Performance Award as Percentage of Base Salary**	**Component # 2 - Company Performance Award as Percentage of Base Salary (based on meeting EBITDA growth targets)**		
		Threshold (10% Growth)*	**Target** (20% Growth)*	**Maximum** (40% Growth)*
Mr. Cooper	Up to 50%	25%	50%	150%
Mr. Gafford	Up to 20%	10%	20%	60%
Ms. Cannon	Up to 20%	10%	20%	40%
Mr. Defebaugh	Up to 20%	10%	20%	40%
Mr. Larkin	Up to 20%	10%	20%	60%

*The number in parentheses under the threshold, target, and maximum columns represents the Company EBITDA growth required to attain the corresponding award payment.

2012 Individual Performance

The Chief Executive Officer's individual performance bonus for 2012 was based on a review of specific performance goals involving areas of responsibility including:

- Resource Management;
- Systems Implementations;
- Change Management;
- Strategy Development; and
- Leadership Development.

At the end of the year, the Governance Committee met and discussed each performance area, the Chief Executive Officer's self-evaluation and the evaluations of each of the independent directors. The Governance Committee noted the Company's strong performance under the Chief Executive Officer's leadership. After review and discussion, the Governance Committee concluded that based on all the facts and circumstances the Chief Executive Officer had performed at a level that entitled him to receive 90% of his individual bonus which was equal to 45% of his base salary.

The goals for all other NEOs were focused on the following categories:

- Resource Management;
- Systems Implementations;
- Change Management;
- Strategy Development;
- Leadership Development; and
- Function-specific Goals.

Based on the Chief Executive Officer's recommendation, as reviewed and approved by the Committee, the following determinations were made: Messrs. Defebaugh and Larkin each received 90% of his individual bonus opportunity equal to 18% of base salary, and Mr. Gafford and Ms. Cannon received 80% of his/her respective individual bonus opportunity equal to 16% of base salary.

2012 Company Performance

The Company achieved EBITDA growth in fiscal 2012 of 12%, which earned 60% of the target Company performance incentive for the Chief Executive Officer and the other NEOs.

The following table shows the short-term incentive bonus amounts for 2012 paid to each of the NEOs:

		2012 Total Bonus Opportunity at Target		Component #1 - Individual Performance			Component #2 - Company Performance			2012 Total Bonus	
Executive	Base Salary	Total Bonus as % of Base Salary	Total Bonus at Target $	Individual Score	Individual Bonus as % of Base Salary	Individual Bonus $	Company Score	Company Bonus as % of Base Salary	Company Bonus $	Total Bonus as % of Base Salary	Total Bonus Earned
Mr. Cooper	$600,000	100%	$600,000	90%	45%	$270,000	60%	30%	$180,000	75%	$450,000
Mr. Gafford	$350,000	40%	$140,000	80%	16%	$56,000	60%	12%	$42,000	28%	$98,000
Ms. Cannon	$300,000	40%	$120,000	80%	16%	$48,000	60%	12%	$36,000	28%	$84,000
Mr. Defebaugh	$310,000	40%	$124,000	90%	18%	$55,800	60%	12%	$37,200	30%	$93,000
Mr. Larkin	$330,000	40%	$132,000	90%	18%	$59,400	60%	12%	$39,600	30%	$99,000

Long-Term Executive Equity Incentive Plan

The Long-Term Executive Equity Incentive Plan is designed to align the interests of the NEOs with those of the shareholders. The combination of vesting requirements and stock ownership guidelines promote retention and a long-term commitment to the Company.

The 2012 equity awards for NEOs were comprised of a combination of restricted shares and performance share units. The Committee chose these two equity vehicles after considering other vehicles, including stock options. It was determined that performance shares were a better way to directly link to specific long-term performance goals than stock options. The restricted share grants balance the package with a retention component.

The Committee approved increasing the equity targets for Messrs. Cooper, Gafford and Larkin in 2012, to more closely align with external market target long-term incentive opportunity as their equity targets were low when compared to this market information. However, in keeping with the Committee's commitment to deliver a strong pay-for-performance program, the increased value in equity was awarded in the form of performance shares only. Equity targets did not change for Mr. Defebaugh or Ms. Cannon over 2011 values.

The following table shows the total target award as a percentage of base salary and the mix between restricted stock and performance share units for our Chief Executive Officer and each of the other NEOs.

NEO	Total Equity as % of Base Salary	Restricted Shares as % of Base Salary	Performance Shares as % of Base Salary
Mr. Cooper	200%	75%	125%
Mr. Gafford	120%	60%	60%
Ms. Cannon	100%	60%	40%
Mr. Defebaugh	100%	60%	40%
Mr. Larkin	120%	60%	60%

Calculating Target Shares at Time of Grant and Vesting

Restricted Shares

The actual number of shares awarded was calculated by dividing the target dollar value of the award by the 60-day average closing price of the underlying stock on the day of grant. The grant date was second trading day after the announcement of fourth quarter and year-end results, which for the 2012 grant was February 10, 2012. Restricted shares vest one-third each year on the anniversary date of the award.

Performance Shares

The actual number of target performance shares awarded was calculated by dividing the target dollar value of the award by 80% of the 60-day average closing price of the Company's stock on the day of grant. This 20% "discount" was recommended by Mercer to take into account the contingent nature of the units and risk of forfeiture. Performance share units will vest and be converted into our common stock only if certain cumulative growth rates (EBITDA and revenue) are met at the completion of the three-year award period.

The Committee established and the Board approved minimum, target and maximum vesting rates according to potential growth results for the Company as set forth in the following table. Award levels will be extrapolated between levels beginning at the 50% threshold level up to the maximum level. No performance share will vest at any level unless total cumulative revenue at the end of the three-year period exceeds three times 2011 Revenue plus 10% of 2011 Revenue.

		% of Shares Awarded
3-year Cumulative EBITDA	Maximum 40% Growth	150%
	Target 20% Growth	100%
	Threshold 10% Growth	50%

The Committee believes the achievement of sustained EBITDA growth, together with the revenue growth threshold, required by the performance share award will be of substantial benefit to the shareholders. If the 10% revenue growth threshold is met the number of performance share units earned at the end of the three-year award period will be determined by the cumulative growth in EBITDA during the performance period. Example: If the three-year EBITDA growth averages 20%, NEOs will receive 100% of their target performance share units. A three-year 40% cumulative growth in EBITDA will earn an award of 150% of the target performance share units.

For accounting purposes, we treat performance share units and restricted shares as required by FASB ASC Topic 718. Grant awards are recorded at the maximum number of shares that could vest, but the compensation expense is recorded only for the amount of shares expected to vest. For performance shares, at the time of grant we estimate the number of shares that will vest and be distributed to NEOs in three years. Therefore, in accordance with FASB ASC Topic 718, we expense one-third of the value of the anticipated amount of performance shares expected to vest each year during the performance period. If, during the performance period, our estimate of the likely achievement of the performance goals changes, a cumulative change in the expenses will also be made at the time of the change in the estimate.

2010-2012 Performance Share Award

In 2010, Messrs. Cooper, Defebaugh, Gafford and Larkin were awarded target performance shares as a component of their total long-term equity award. The performance shares provided the potential to earn up to 150% of the target performance shares granted, upon completion of the three-year performance cycle and dependent upon performance against financial metrics established by the Committee at the beginning of the performance cycle as illustrated by the table below:

			Average Annual Revenue Growth		
			Threshold 3%	Target 6%	Maximum 9%
Average Annual EBITDA Growth	Maximum	27%	100%	125%	150%
	Target	18%	75%	100%	125%
	Threshold	9%	50%	75%	100%

During this three-year period, the Company realized 11% average revenue growth and 37% average EBITDA growth, achieving maximum payout of 150% of target shares under the plan.

Actual shares granted to each eligible NEO is summarized below.

Executive	Target Shares	Actual Shares Awarded
Steve Cooper	35,414	53,121
Jim Defebaugh	10,302	15,453
Derrek Gafford	10,302	15,453
Wayne Larkin	10,302	15,453

Compensation Risk Analysis

The Committee regularly reviews our various compensation plans and has concluded they are not reasonably likely to have a material adverse effect on the Company, nor does the design of the compensation program for our NEOs encourage excessive or unnecessary risk-taking. The current short-term incentive plan focuses on multiple goals such as resource management, leadership development, change management and company profitability and provides relatively modest awards for achievement of the goals. As discussed above, a significant portion of the executive compensation for the NEOs is received under the Long-Term Executive Equity Incentive Plan, which includes vesting and performance requirements and provides meaningful shareholder value primarily in the form of sustained long-term growth of our common stock.

The Committee believes the following features of our 2012 compensation program, as described in greater detail previously in this document, serve to mitigate excessive or unnecessary risk-taking:

- short-term and long-term incentives include financial and non-financial metrics or objectives that required substantial performance on a broad range of material initiatives and/or sustained financial performance and growth;
- the Committee capped the maximum amount of annual cash bonus that could be earned;

- a substantial portion of the total compensation for NEOs was delivered via equity awards that include a mix of restricted stock that vests over three years and performance share units that vest based on meeting certain performance targets and that encourage retention and sustained performance over time;
- change-in-control provisions require a 'double-trigger' event; and
- the Company has stock ownership guidelines for the NEOs, insider trading and anti-hedging policies for NEOs and directors.

In addition, in 2012 the Company adopted a claw-back policy, which became effective at the beginning of fiscal year 2013.

Claw-back policy

The Committee adopted a formal claw-back policy that became effective for fiscal year 2013. Our policy applies to all current and former NEOs and certain other executives (including the chief accounting officer) who receive incentive based compensation after January 1, 2013. Under the policy, the Company may seek to recover the incentive compensation awarded or paid where: (a) the incentive based compensation was calculated based wholly or in part upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) in the Committee's view the executive engaged in fraud or illegal conduct that materially contributed to or caused the restatement, and (c) a lower payment would have been made to the executive based upon the restated financial results. The Committee retains discretion regarding the application of the policy and may determine not to seek recovery from an executive if it determines that to do so would be unreasonable or that it would be better for the Company not to do so.

Stock Ownership Guidelines

In 2008, the Committee adopted the following stock ownership guidelines applicable to the NEOs based on a multiple of base salary:

Level	Stock Ownership Requirement
Chief Executive Officer	Three times base salary
Other NEOs	Two times base salary

NEOs are expected to achieve their targets within five years of becoming subject to the ownership guidelines. The guidelines may be satisfied by shares owned outright (regardless of whether acquired through a Company plan or other acquisition), unvested restricted shares or shares held in the NEO's account under our employee stock purchase or 401(k) plans. Unvested performance shares may not used to satisfy the stock ownership guidelines. Compliance with the guidelines are reviewed on an ongoing basis. NEOs who have not be satisfied the applicable guideline after becoming subject to them are encouraged to retain 50% of the net amount of their shares (after applicable taxes) on each vesting date for their restricted stock awards. Messrs. Cooper, Defebaugh, Gafford and Larkin have met their stock ownership requirements. The Committee has determined that Ms. Cannon, hired in 2010, is making acceptable progress toward her stock ownership requirement.

Insider Trading Policy

Under the Company's Insider Trading Policy, all directors and NEOs are prohibited from hedging the economic interest in our securities that they hold. In addition, we prohibit Company personnel, including the NEOs from engaging in any short-term, speculative securities transactions, including purchasing Company securities on margin, engaging in short sales, buying or selling put or call options, and trading in options (other than those granted by the Company).

Employment Agreements

The Company has entered into employment agreements with each of the NEOs, pursuant to which each NEO may be entitled to payments upon termination of employment under the circumstances described below under "Potential Payments to Named Executive Officers upon Termination or Change-in-Control." The Committee believes that the termination payments under the employment agreements are necessary to attract and retain high caliber executives in a competitive labor market, and to further motivate them to contribute to our short-and long-term success for the benefit of our shareholders. The Committee designed the termination payments, which are competitive with our compensation peer group and general industry practices, to achieve a balance between these objectives and the potential impact on the shareholders. The major provisions intended to achieve this balance include:

- the termination benefits are only payable if the executive's employment is terminated without cause or if the executive terminates his or her employment with good reason other than death or disability;

- cash severance payments are limited to separation payments at a rate equal to the executive's base salary for 18 months for Mr. Cooper and 12 months for the other NEOs. In addition, under their employment agreement or plan document, the NEOs would receive a prorated short-term incentive bonus subject to the performance conditions set by the Board;
- vesting in certain equity awards as set forth in the NEOs employment agreement or applicable grant document;
- Mr. Cooper's employment agreement provides that if he is deemed to receive an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code by reason of his vesting of the unvested equity awards, the amount of such payments shall be reduced or, alternatively, the provisions of the employment agreement shall not act to vest his unvested equity incentive awards, so that no such payments shall constitute excess parachute payments; and
- the separation benefits are conditioned upon the execution by the executives of a release of claims against the Company, and continued compliance with non-competition and other covenants made by the executive.

Change-in-Control Agreements

The Company has entered into change-in-control agreements with certain executive officers, including all NEOs. These agreements are described in greater detail under "Potential Payments to Named Executive Officers upon Termination or Change-in-Control" below, and were approved by all of the independent directors. The change-in-control agreements are intended to protect the interests of our shareholders by providing short-term security for the executives in the event management and the Board are presented with a business combination or other opportunity that is determined to be in the best interest of our shareholders. The Committee designed the change-in-control agreements to achieve a balance between the benefits of providing executives with security and the potential impact on the shareholders. The major provisions intended to achieve this balance include:

- the change-in-control agreements require a "double trigger," i.e., both a change-in-control and either an involuntary termination by the Company or a termination for good reason of the executive;
- the basic benefit is limited to an amount equal to two times (three times in the case of the Chief Executive Officer) the sum of (i) the executive's annual base salary rate in effect for the year in which the termination date occurs and (ii) the executive's short-term incentive target award, in addition to the immediate vesting of outstanding, unvested equity awards;
- the effective cost is further controlled by a "modified cap" which provides that if the "parachute" amount payable would trigger an excise tax under Section 4999 of the Internal Revenue Code, then the amount required to be paid is the greater of the cut-back parachute payment or 90% of the full parachute payment after taxes;
- the agreements do not include an obligation to pay a "gross up" in the event excise taxes are payable; and
- the agreements include restrictive covenants covering non-competition, non-solicitation, non-disparagement and confidentiality.

Nonqualified Deferred Compensation Plan

The Committee approved and adopted the Company's Nonqualified Deferred Compensation Plan in 2006 (the "Deferred Compensation Plan"). The NEOs, in addition to other of our highly compensated employees, as defined in IRS regulations, are entitled to participate in the Deferred Compensation Plan. The NEOs are not entitled to participate in the Company's 401(k) plan. In October 2012, the Company adopted changes to the Plan allowing participants to maintain their balances in the Deferred Compensation Plan upon termination of employment if a participant has attained the age of at least 40 years, achieved five years of credited service and has an accumulated balance of at least $5,000. The change is intended to make the plan more attractive to participants as a possible retirement planning vehicle.

Under the Deferred Compensation Plan, eligible employees may defer up to 75% of base salary and up to 100% of amounts received under the short-term incentive plan. The Deferred Compensation Plan also includes in-service accounts that allow distribution of contributions during employment and installment payments for distributions (up to 10 years) for additional flexibility for tax purposes and retirement planning. Under the Deferred Compensation Plan, the Company can match employee contributions at double the rate matched under the Company's 401(k) plan and such matching funds will be immediately vested. Under the Plan, the Company can also make additional contributions with different vesting schedules for retention purposes, but no additional contributions were made during 2012.

Although we plan to invest deferred amounts in separate investment funds managed by third parties, we are not required to do so and all deferred amounts are subject to the risk of loss in the event we become insolvent. The Deferred Compensation Plan is administered by a benefits committee consisting of our employees and NEOs who are eligible to participate on the same basis as other eligible employees.

The Committee believes the Deferred Compensation Plan is necessary as a competitive, meaningful retirement benefit for those employees who are eligible to participate, which includes the NEOs, and does not impose any significant risk to or burden on the Company.

Pension Benefits

The Company does not maintain a defined benefit pension plan or supplemental pension plan.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits our ability to deduct certain compensation over $1 million paid to certain of the NEOs unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Committee believes it is generally in our best interest to comply with Section 162(m) and expects most of the compensation paid to the NEOs will be under the $1 million limit, eligible for exclusion as performance-based pay (such as stock options and performance share units) or based on other qualified performance objectives. However, notwithstanding this general practice, the Committee also believes there may be circumstances in which our interests are best served by maintaining flexibility in the way compensation is provided, whether or not compensation is fully deductible under Section 162(m). Accordingly, it is possible some compensation paid to certain of the NEOs may not be deductible, such as the restricted stock portion of the long-term executive equity incentive plan and short-term incentive bonuses to the extent the aggregate of non-exempt compensation exceeds the $1 million level.

Nonqualified Deferred Compensation

We are operating in compliance with the statutory provisions regarding nonqualified deferred compensation arrangements in Section 409A of the Internal Revenue Code.

Accounting for Stock-Based Compensation

We account for stock-based compensation, including our Stock Option Program, Long-Term Stock Grant Program, Restricted Stock Program, Performance Share Units and Stock Award Program in accordance with the requirements of FASB ASC Topic 718.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table shows all compensation paid by the Company in fiscal 2010, 2011, and 2012 to our Chief Executive Officer, Chief Financial Officer, and the other three most highly paid executive officers. All individuals listed in the following tables are referred to in this Proxy Statement as the "Named Executive Officers" or "NEOs."

Name and Principal Position	Year	Salary	Stock Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation	Total
Steven C. Cooper	2010	$550,002	$928,127	$495,000	—	$1,973,129
President and	2011	$550,002	$928,124	$495,000	—	$1,973,126
Chief Executive Officer	2012	$599,040	$1,624,042	$450,000	—	$2,673,082
Derrek L. Gafford	2010	$300,000	$330,002	$180,000	—	$810,002
Executive Vice President and	2011	$300,000	$329,990	$180,000	$8,250 (3)	$818,240
Chief Financial Officer	2012	$349,041	$553,046	$98,000	$8,500 (3)	$1,008,587
Kimberly Cannon	2010	—	—	—	—	—
Executive Vice President,	2011	$300,000	$329,990	$180,000	$88,250 (4)	$898,240
Human Resources	2012	$300,008	$386,258	$84,000	$8,500 (3)	$778,766
James E. Defebaugh	2010	$300,000	$330,002	$180,000	$136 (5)	$810,138
Executive Vice President,	2011	$300,000	$329,990	$180,000	$7,500 (3)	$817,490
Secretary, General Counsel	2012	$309,809	$399,144	$93,000	$2,700 (3)	$804,653
Wayne Larkin	2010	$300,000	$330,002	$168,000	—	$798,002
Executive Vice President,	2011	$300,000	$329,990	$162,000	$8,250 (3)	$800,240
Branch Operations	2012	$329,423	$521,445	$99,000	$8,500 (3)	$958,368

(1) The value in this column represents the aggregate amount of both restricted shares and performance share units granted to NEOs calculated according to FASB ASC 718. These amounts do not necessarily correspond to the actual value that will be realized by the NEO, or the manner of calculating the restricted share or performance share unit award used by the Compensation Committee. For example, in 2012, Mr. Cooper received a target value of $450,000 in restricted shares with the actual number of shares granted being calculated using the average closing price of our stock on the preceding 60 trading days which was $14.43. In 2012, Mr. Cooper also received a target value of $750,000 in performance share units with the actual number of performance shares being calculated using 80% of the average closing price of our stock on the preceding 60 trading days which was $11.54. Thus the FASB ASC 718 grant date fair value of Mr. Cooper's restricted shares was $526,715 and the FASB ASC 718 grant date fair value of Mr. Cooper's performance share units was $1,097,326, which is the amount included in the table above. Performance shares units will vest three years after the grant date if certain long-term Company performance goals are met, as discussed in more detail in the Compensation Discussion and Analysis section of this proxy statement. Equity awards are described in more detail in the Compensation Discussion and Analysis section of this proxy statement and in the Grants of Plan-Based Awards Table. For additional information, refer to Note 10 to the Notes to Consolidated Financial Statements found in Item 8 of Part II of our 2012 Form 10-K (listed under Stock Based Compensation). The value of the performance share units granted in 2012 is based upon the target outcome of the performance conditions at the grant date. The maximum value of the 2012 performance share units assuming that the highest level of performance conditions will be achieved, based on the grant date share price of $16.89, is approximately $1,645,998 for Mr. Cooper, $460,877 for Mr. Gafford, $434,546 for Mr. Larkin, $263,366 for Ms. Cannon, and $272,149 Mr. Defebaugh.

(2) The amounts set forth in this column for the respective fiscal year were earned during such fiscal year and paid in the early part of the following fiscal year to each of the NEOs under our Short-Term Incentive Plan. For additional information on the determination of the amounts related to Non-Equity Incentive Plan Compensation, see the discussion above in the Compensation Discussion and Analysis entitled "Short-Term Incentive Plan."

(3) These amounts represent matching funds paid by the Company to participants in the Nonqualified Deferred Compensation Plan.

(4) $80,000 of this amount represents a 2010 transition award partially paid in 2011, and $8,250 of this amount represents matching funds paid by the Company to the NEO's Nonqualified Deferred Compensation Plan.

(5) This amount represents a Service Award received by the NEO.

Grants of Plan-Based Awards

Name	Type of Award	Grant Date	Action Date (1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			Grant Date Fair Value of Equity Based Awards (4)
				Threshold	Target	Maximum	Threshold	Target	Maximum	
Steven C. Cooper										
	Cash Incentive		12/7/2011	$450,000	$600,000	$1,200,000				
	Restricted Stock	2/10/2012						31,185		$526,715
	Performance Share Units	2/10/2012	12/7/2011				32,485	64,969	97,454	$1,097,327
Derrek L. Gafford										
	Cash Incentive		12/7/2011	$105,000	$140,000	$280,000				
	Restricted Stock	2/10/2012						14,553		$245,800
	Performance Share Units	2/10/2012	12/7/2011				9,096	18,191	27,287	$307,246
Kimberly A. Cannon										
	Cash Incentive		12/7/2011	$90,000	$120,000	$180,000				
	Restricted Stock	2/10/2012						12,474		$210,686
	Performance Share Units	2/10/2012	12/7/2011				5,198	10,395	15,593	$175,572
James E. Defebaugh										
	Cash Incentive		12/7/2011	$93,000	$124,000	$186,000				
	Restricted Stock	2/10/2012						12,890		$217,712
	Performance Share Units	2/10/2012	12/7/2011				5,371	10,742	16,113	$181,432
Wayne Larkin										
	Cash Incentive		12/7/2011	$99,000	$132,000	$264,000				
	Restricted Stock	2/10/2012						13,721		$231,748
	Performance Share Units	2/10/2012	12/7/2011				8,576	17,152	25,728	$289,697

(1) This column reflects the date that the Compensation Committee approved the Company performance targets and individual performance targets and awards pursuant to the Short-Term Incentive Plan, and also set the Company performance targets for the performance share unit awards under the Long-Term Incentive Plan.

(2) These columns show what the potential payout for each NEO was under the Short-Term Incentive plan in 2012, if the threshold, target or maximum goals were satisfied for all performance measures. The potential payouts were performance-driven and therefore completely at risk. For actual payouts under the Short-Term Incentive plan for 2012, please see the Summary Compensation Table above. The business measurements, performance goals and salary multipliers for determining the payout are described in the Compensation Discussion and Analysis section above.

(3) These columns show the number of restricted share awards and performance share units granted in 2012 to the NEOs under the Long-Term Incentive plan. The target number of restricted shares and performance share units granted was calculated using the target value for the award which is based on a percentage of the NEO's salary. The amounts shown for restricted stock awards granted vest in equal installments over three years. The 2012 performance share units vest three years after the date of grant, if at all. The amounts shown reflect the potential payout for performance share units for each NEO under the Long-Term Inventive plan if the threshold, target or maximum Company performance goals are satisfied. The performance goals and award multipliers for determining the potential vesting amounts are described in the Compensation Discussion and Analysis section above. The number of restricted shares granted was calculated using the average closing price of Company shares during the 60 trading days preceding the grant date, which was $14.43. The number of performance share units granted was calculated using the target value for the award (a percentage of the NEO's salary) divided by 80% of the average closing price of Company shares during the 60 trading days preceding the grant date the grant date, which was $11.54.

(4) This column shows the grant date fair value of equity awards in accordance with FASB ASC Topic 718. For restricted stock, grant date fair value was calculated using the closing price of Company stock on the date of grant. The closing price of Company stock on February 10, 2012, was $16.89. For performance share units, grant date fair value was calculated using the closing price of Company stock on the date of grant and the target number of performance share units. The performance goals and award multipliers for determining the potential vesting amounts are described in the Compensation Discussion and Analysis section, above. The amounts shown are consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. For additional information on the calculation and valuation of equity awards, refer to the Compensation Discussion and Analysis section above, and refer to Note 10 to the Notes to Consolidated Financial Statements found in Item 8 of Part II of our 2012 Form 10-K (listed under Stock Based Compensation).

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options, restricted stock awards and performance share units of the NEOs as of December 28, 2012. This table includes unexercised and unvested option awards and unvested shares of restricted stock and performance share units. The option exercise price shown below reflects the closing market price of the Company's stock on the date of the grant. The market value of the restricted stock awards and performance share units is based on the closing market price on December 28, 2012, which was $15.54. For additional information about the option awards, restricted stock awards and performance share units, see the description of equity incentive compensation in the Compensation Discussion and Analysis section above. The vesting schedule for each grant is shown following this table, based on the restricted stock award or performance share unit grant date. Grants that are not listed in the vesting schedule are 100% vested.

	Stock Option Awards					Restricted Stock & Performance Share Units		
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Steven C. Cooper								
	1/3/2006	38,251		$21.24	1/3/2013	2/5/2010 (1)	9,444	$146,760
	2/2/2007	51,000		$18.98	2/2/2014	2/5/2010 (2)	53,121 (3)	$825,500
	2/1/2008	85,317		$14.85	2/1/2015	2/11/2011 (1)	16,015	$248,873
	2/6/2009	11,014		$9.08	2/6/2016	2/11/2011 (2)	45,047 (3)	$466,682
						2/10/2012 (1)	31,185	$484,615
						2/10/2012 (2)	64,969 (4)	$1,009,618
Derrek L. Gafford								
	1/3/2006	29,644		$21.24	1/3/2013	2/5/2010 (1)	4,121	$64,040
	2/2/2007	24,000		$18.98	2/2/2014	2/5/2010 (2)	15,453 (3)	$240,140
	2/1/2008	24,820		$14.85	2/1/2015	2/11/2011 (1)	6,988	$108,594
						2/11/2011 (2)	13,104 (3)	$135,757
						2/10/2012 (1)	14,553	$226,154
						2/10/2012 (2)	18,191 (4)	$282,688
Kimberly A. Cannon								
						11/8/2010 (1)	3,608	$56,068
						2/11/2011 (1)	6,988	$108,594
						2/11/2011 (2)	13,104 (3)	$135,757
						2/10/2012 (1)	12,474	$193,846
						2/10/2012 (2)	10,395 (4)	$161,538
James E. Defebaugh								
	1/3/2006	27,174		$21.24	1/3/2013	2/5/2010 (1)	4,121	$64,040
	2/2/2007	26,400		$18.98	2/2/2014	2/5/2010 (2)	15,453 (3)	$240,140
	2/1/2008	24,820		$14.85	2/1/2015	2/11/2011 (1)	6,988	$108,594
	2/6/2009	11,014		$9.08	2/6/2016	2/11/2011 (2)	13,104 (3)	$135,757
						2/10/2012 (1)	12,890	$200,311
						2/10/2012 (2)	10,742 (4)	$166,931
Wayne Larkin								
	1/3/2006	24,704		$21.24	1/3/2013	2/5/2010 (1)	4,121	$64,040
	2/2/2007	20,000		$18.98	2/2/2014	2/5/2010 (2)	15,453 (3)	$240,140
	2/1/2008	24,820		$14.85	2/1/2015	2/11/2011 (1)	6,988	$108,594
	2/6/2009	38,462		$9.08	2/6/2016	2/11/2011 (2)	13,104 (3)	$135,757
						2/10/2012 (1)	13,721	$213,224
						2/10/2012 (2)	17,152 (4)	$266,542

(1) Restricted Stock Awards.

(2) Performance Share Units. For additional information on the vesting schedule and Company performance goals for performance share units please see the Compensation Discussion and Analysis section above.

(3) The amount shown assumes 150% of the grant, or the maximum potential number of shares will be awarded.

(4) The amount shown assumes 100% of the grant, or the target potential number of shares will be awarded.

Vesting Schedule for Outstanding Awards at Fiscal Year-End Table

Vesting schedules are provided below for grants that were not 100% vested as of December 28, 2012.

Grant Date	Restricted Stock & Performance Share Units Awards Vesting Schedule
2/5/2010 (1)	33% vests each year for 3 years
2/5/2010 (2)	Vests on 3rd anniversary of award, if at all, according to predetermined targets
11/8/2010 (1)	25% vests each year for 4 years
2/11/2011 (1)	33% vests each year for 3 years
2/11/2011 (2)	Vests on 3rd anniversary of award, if at all, according to predetermined targets
2/10/2012 (1)	33% vests each year for 3 years
2/10/2012 (2)	Vests on 3rd anniversary of award, if at all, according to predetermined targets

(1) Restricted Stock Awards.
(2) Performance Share Units. For additional information on the vesting schedule and Company performance goals for awards granted in 2012 please see the Compensation Discussion and Analysis section above. For performance share awards granted in 2010 and 2011 additional information on performance goals can be found in our prior proxy statements.

Option Exercises and Stock Vested

The following table provides information for the NEOs regarding: (1) stock option exercises during 2012, including the number of shares acquired upon exercise and the value realized; and (2) the number of shares acquired upon the vesting of restricted stock awards and the value realized before payment of applicable withholding tax and broker commissions. The value realized represents long-term gain over many years, which is not part of compensation awarded in 2012 as reported in the Summary Compensation Table above.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
Steven C. Cooper	121,198	$1,001,359	32,595	$552,586
Derrek L. Gafford	38,462	$304,866	14,223	$241,124
Kimberly A. Cannon	—	—	5,299	$83,872
James E. Defebaugh	27,448	$214,283	14,223	$241,124
Wayne Larkin	—	—	16,395	$276,680

(1) The aggregate dollar amount realized upon exercise of options is determined by calculating the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.
(2) The dollar amount realized upon vesting was calculated by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.

Pension Benefits

The Company does not maintain a defined benefit pension plan or supplemental pension plan.

Nonqualified Deferred Compensation

The Company maintains a Nonqualified Deferred Compensation Plan that allows certain highly compensated employees, including the NEOs, to defer portions of their base salary and annual incentive bonus and thereby defer taxes. The following table provides additional information about the amounts deferred by our NEOs:

Name	Executive Contributions in Last FY (1)	Registrant Contributions in Last FY (2)	Aggregate Earnings (Loss) in Last FY (3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Steven C. Cooper	—	—	—	—	—
Derrek L. Gafford	$20,943	$8,500	$16,789	—	$165,327
Kimberly A. Cannon	$30,000	$8,500	$21,707	—	$174,007
James E. Defebaugh	$5,400	$2,700	$2,794	—	$30,545
Wayne Larkin	$19,765	$8,500	$17,750	—	$133,438

(1) The amounts contributed to this plan by the Company's NEOs are set forth in this table and are included in the amounts shown as "Salary" in the Summary Compensation Table, above.

(2) These amounts were earned as a match to contributions made by the NEO to the Company Nonqualified Deferred Compensation plan in 2012, but paid in early 2013, and therefore not included in the column "Aggregate Balance at Last FYE." These amounts are included in the amounts shown as "All Other Compensation" in the Summary Compensation Table, above.

(3) These amounts were earned, or lost, by the NEO according to investment gains and losses based on the performance of certain investment choices selected by the participants in the Nonqualified Deferred Compensation plan. These investment choices are the same investment choices available under the tax-qualified 401(k) plan offered by the Company to eligible employees (except that Company stock is available as an investment in the tax-qualified 401(k) plan). Participants may change their investment elections at any time under the same rules that apply under the 401(k) plan.

The participants in the Nonqualified Deferred Compensation Plan may annually elect to defer up to 75% of salary and up to 100% of their annual incentive bonus. Participants are always 100% vested in the elective deferral contributions to the plan. The amounts deferred into this plan and all earnings remain subject to the claims of the Company's general creditors until distributed to the participant. Participants may receive their funds after the termination of their employment or during employment in the case of an unforeseen emergency, the disability of the participant, or a change-in-control. Beginning in 2011, participants also have the option to receive a distribution of deferred funds during employment if such a distribution was established prior to the deferral. Any Company matching contributions are discretionary. Whether a matching contribution will be made for a plan year and the amount of any such match will be determined each year by the Company. Prior to 2011, any matching contributions a participant received in the plan for the plan year were subject to a vesting schedule over five years. Matching funds in 2012 were immediately vested

The deemed rates of return for the earnings options may be positive or negative and thus may result in gains or losses to a participant's plan balance. No assets are required to actually be invested in such funds. The deemed investment options may be changed by the participant periodically throughout the year. For certain key employees, the distribution election must be made at least six months before the actual payment of the participant's account balance.

Potential Payments to Named Executive Officers upon Termination or Change-in-Control

The Company has entered into employment agreements and change-in-control agreements with each of the NEOs pursuant to which each NEO may be entitled to payments upon termination of employment under the circumstances described below. The payments are subject to the fulfillment of certain conditions, including compliance with a non-competition agreement, which is also described below. The information below is a summary of certain material provisions of these agreements and does not attempt to describe all aspects of the agreements. The rights of the parties are governed by the actual agreements and are in no way modified by the abbreviated summary set forth in this proxy statement.

Following the description of the agreements, there is a table showing the potential payments the NEOs could have received under these agreements, assuming their employment with the Company was terminated by the Company without cause or for good reason by the NEO on December 28, 2012.

Employment Agreement for Steven C. Cooper

Mr. Cooper's employment agreement provides that if the Company terminates his employment without cause or if Mr. Cooper terminates his employment with good reason other than death or disability, then he will be entitled to the following:

- separation payments at a rate equal to his base salary at the time of termination for a period of 18 months;
- payment of Mr. Cooper's then applicable short term incentive bonus subject to performance conditions set by the Board and prorated for the portion of the bonus period Mr. Cooper is actually employed by the Company; and
- immediate accelerated vesting in all previously awarded but unvested stock options, restricted stock, performance share units (which vest based on performance after the applicable performance period) and other equity awards, provided that any options or other equity awards that are not exercised within the time periods for exercise set forth in the applicable plan, sub-plan or grant agreement, shall expire in accordance with the terms of such plan, sub-plan or grant agreement.

The foregoing separation benefits are conditioned upon the execution by Mr. Cooper of a release of claims against the Company and continued compliance by Mr. Cooper with all covenants with the Company. Pursuant to his employment agreement, Mr. Cooper's covenants with the Company include, without limitation, covenants requiring a duty of loyalty, non-disclosure of confidential information, assignment of inventions and non-competition and non-solicitation. Mr. Cooper is also party to a non-competition agreement with the Company in the form described below.

Mr. Cooper's employment agreement also provides that if he is deemed to receive an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended, (the "Code") by reason of his vesting of the unvested equity awards (taking into account any other compensation paid or deemed paid to him), the amount of such payments or deemed payments shall be reduced or, alternatively, the provisions of the employment agreement shall not act to vest unvested equity incentive awards to Mr. Cooper, so that no such payments or deemed payments shall constitute excess parachute payments. The determination of whether a payment or deemed payment constitutes an excess parachute payment shall be in the sole discretion of the Board.

Employment Agreements for Ms. Cannon, and Messrs. Defebaugh, Gafford, and Larkin

Ms. Cannon and Messrs. Defebaugh, Gafford and Larkin are parties to employment agreements which provide that if the Company terminates the NEO's employment without cause, or if the NEO terminates their employment with good reason, and such termination is for other than death or disability, then the NEO will be entitled to the following:

- separation payments for twelve months from the termination date at a rate equal to the NEO's base salary at the time of termination; and
- immediate accelerated vesting in any previously awarded stock options, restricted stock, performance share units (which vest based on performance after the applicable performance period, and in an amount pro-rated for the portion of the performance period the NEO is employed plus any accelerated vesting period) and other equity awards as if the NEO had worked for the Company for twelve months after their termination date, provided that any options or other equity awards that are not exercised within the time periods for exercise set forth in the applicable plan, sub-plan or grant agreement, shall expire in accordance with the terms of such plan, sub-plan or grant agreement.

As a condition precedent to being entitled to receive the benefits set forth above, the NEO must (1) sign and deliver and thereafter not revoke a release; (2) be and remain in full compliance with all provisions of the sections of the employment agreement relating to non-disclosure of confidential information and assignment of inventions; and (3) be and remain in full compliance with the non-competition agreement and any other covenants with the Company entered into by the executive. The employment agreement contains, among other things, covenants relating to assignment of inventions, non-disclosure of confidential information, non-disparagement and duty of loyalty. Each NEO is also party to a non-competition agreement with the Company in the form described below.

In addition to the provisions described above, the employment agreement for each NEO also provides that, if at the time of termination of employment the executive is considered a "specified employee" subject to the required six-month delay in benefit payments under Section 409A(a)(2)(B)(i) of the Code, then any separation payments that would otherwise have been paid within the first six months after termination of employment shall instead be paid in a single lump sum on (or within 15 days after) the six-month anniversary of such termination of employment and any remaining severance payments shall be made monthly after such six-month anniversary.

Change-in-Control Agreements

The Company has entered into change-in-control agreements with various executive officers, including each of the NEOs. Each change-in-control agreement by its terms expires each year on December 31, provided that beginning on January 1 of each subsequent year, the change-in-control agreements will automatically be extended for an additional year, unless either party gives notice of termination not later than September 30 of the immediately preceding year. No such notices of termination were provided so the change-in-control agreements were in effect through December 28, 2012. If a change-in-control occurs during the term, the term will expire on the earlier of the third anniversary of the change-in-control or the date of the executive's death (such period is referred to as the "Severance Period"). If the executive ceases to be employed prior to a change-in-control, the agreement will expire on the date of termination of employment. The change-in-control agreements are effective on the date executed, but do not become operative unless a change-in-control occurs.

Change-in-control means that during the term of the agreements any of the following events occur:

- any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) is or becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 33 1/3 % of the combined voting power of the then-outstanding voting stock of the Company;
- a majority of the Board ceases to be comprised of incumbent directors; or
- the consummation of a reorganization, merger, consolidation, plan of liquidation or dissolution, recapitalization or sale, or other disposition of all or substantially all of the assets of the Company or the acquisition of the stock or assets of another corporation, or other transaction (each, a "Business Transaction"), and as a result of which less than 50% of the outstanding voting interests or securities of the surviving or resulting entity immediately after the Business Transaction are owned in the aggregate by the former shareholders of the Company, as the same shall have existed immediately prior to such Business Transaction, in substantially the same proportions as their ownership before such Business Transaction.

The Company will be required to pay the amounts described below if following the occurrence of a change-in-control (or within 90 days prior to the date of a change-in-control if at the request of a third party who has taken steps reasonably calculated to effect a change-in-control): (1) the Company terminates the executive's employment during the Severance Period other than for cause, or as a result of the executive's death or permanent disability, or (2) the executive terminates the executive's employment for good reason during the Severance Period. Each of (1) and (2) is referred to in the change-in-control agreement as a "Triggering Termination." As a condition precedent to receiving any payments and benefits under the change-in-control agreement, the executive must execute and not later revoke a waiver and release agreement and be in compliance with the restrictive covenants and terms of the change-in-control agreement. The material covenants of the executive in the change-in-control agreement include a duty of loyalty, non-disclosure, non-use and protection of confidential information, non-disparagement, non-competition and non-solicitation of employees and clients. The non-competition and non-solicitation provisions apply during the term of the change-in-control agreement and for a period of two years following the termination of employment.

In the event of a Triggering Termination, subject to the terms of the agreement, the Company is required to pay to the executive an amount equal to two times (except in the case of Mr. Cooper, in which case it shall be three times) the sum of (a) the executive's annual base salary rate in effect for the year in which the termination date occurs, plus (b) the executive's incentive or target bonus (in an amount equal to the target bonus immediately prior to the change-in-control or, if such target shall not have been established or shall be reduced after a change-in-control, the highest aggregate incentive pay earned in any of the three fiscal years immediately preceding the year in which the change-in-control occurred). Such amounts shall be payable as follows: 50% shall be payable within five business days after the termination date and 50% shall be payable in equal monthly installments over the 24 months following the termination date, so long as the agreement provides that the timing of payments may be adjusted if necessary to comply with Section 409A of the Code. The Company will also either provide employee benefits to the executive comparable to the benefits that the executive was receiving or entitled to receive immediately prior to the termination date or will pay a lump sum payment in lieu of the continuation of such benefits, as described in the change-in-control agreement.

In addition to the amounts described above, if there is a Triggering Termination, the Company will pay in cash to the executive a lump sum amount equal to the sum of (i) any unpaid incentive compensation that has been earned, accrued, allocated or awarded to the executive for any performance period ending prior to a Triggering Termination, plus (ii) the value of any annual bonus or long-term incentive pay earned, accrued, allocated or awarded with respect to the executive's service during the performance period or periods that include the date on which the change-in-control occurred. Furthermore, if there is a Triggering Termination, all stock options, restricted stock, performance share units and any other equity award shall become fully vested as of the date of termination.

Notwithstanding any provision of the change-in-control agreement or any other agreement between the executive and the Company to the contrary, if any amount or benefit to be paid or provided under the change-in-control agreement or any other agreement would be a payment that creates an obligation for the executive to pay excise taxes under Section 280G of the Code (an "excess parachute payment"), then the payments and benefits to be paid or provided under the change-in-control agreement and any other agreement will be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes an excess parachute payment; provided that the foregoing reduction will not be made if such reduction would result in the executive receiving an after-tax amount less than 90% of the after-tax amount of the severance payments the NEO would have received under the change-in-control agreement or under any other agreement. In the event that any payment or benefit intended to be provided is required to be reduced pursuant to this provision, the executive will be entitled to designate the payments and/or benefits to be so reduced.

In addition to the foregoing limitation, the change-in-control agreements provide that to the extent that the executive receives payments by reason of the executive's termination of employment pursuant to any other employment or severance agreement or employee plan (collectively, "Other Employment Agreements"), the amounts otherwise receivable under the change-in-control agreement will be reduced by the amounts actually paid pursuant to the Other Employment Agreements, but not below zero, to avoid duplication of payments so that the total amount payable or value of benefits receivable under the change-in-control agreement, and under the Other Employment Agreements, is not less than the amounts payable or value receivable had such benefits been paid in full under the change-in-control agreement.

Non-Competition Agreements

Each of the NEOs has also entered into a non-competition agreement with the Company. Each non-competition agreement provides, among other things, that during the executive's employment with the Company and for a period of two years following the termination of such employment for any reason, the executive shall not, directly or indirectly:

- employ or solicit for employment any Company employee who has been employed by the Company during the six months prior to the termination of the executive's employment or urge any such person to discontinue employment with the Company;
- seek to employ any individual who has applied for and/or accepted placement in a job by the Company with a client, and about whom the executive obtained information or with whom the executive interacted on behalf of the Company;
- solicit any client of the Company for the purpose of providing temporary and/or permanent staffing services on behalf of a competing business;
- engage in any conduct intended to induce or urge any client to discontinue its business relationship with the Company; or
- do any business with any Company client in connection with the provision of temporary and/or permanent staffing services.

The non-competition agreement also provides that during the executive's employment with the Company and for a period of 12 months (18 months in the case of Mr. Cooper) following the termination of such employment, the executive shall not, directly or indirectly, in any location in which the Company conducts or plans to conduct business, work for or participate in a business similar to or that competes with the business of the Company. Within 15 days after the termination of the executive's employment, the Company, in its sole discretion, may elect to extend the non-competition period from 12 months (18 months in the case of Mr. Cooper) to 24 months, provided that if the Company makes such election and either the Company terminated the executive's employment without cause or the executive terminated employment with good reason, then, if the executive has complied with certain conditions precedent, the period during which the executive is entitled to receive separation payments pursuant to the executive's employment agreement will automatically and without further action be extended from 12 months (18 months in the case of Mr. Cooper) to 24 months. The non-competition agreement also contains, among other things, provisions covering duty of loyalty and non-disclosure, non-use and other protection of confidential information.

Stock Option, Restricted Stock, and Performance Share Unit Agreements

The award agreements that govern the stock option, restricted stock and performance share unit grants to the NEOs also provide that the stock options, restricted stock and performance share units, as applicable, will become fully vested if after a change of control, the NEO is terminated without cause or terminates employment for good reason. Performance share units vest in such an event at the target level, provided that the Compensation Committee shall have the discretion to determine that the performance goals shall be deemed to have been performed at the maximum level. For purposes of the stock option, restricted stock and performance share unit agreements, change of control means the first day that any one or more of the following conditions shall have been satisfied:

- the sale, liquidation or other disposition of all or substantially all of the Company's assets in one or a series of related transactions;

- an acquisition (other than directly from the Company) of any outstanding voting securities by any person, after which such person has beneficial ownership of 25% or more of the then outstanding voting securities of the Company, other than a Board approved transaction;
- during any 24-consecutive month period, the individuals who, at the beginning of such period, constitute the Board cease for any reason other than death to constitute at least a majority of the members of the Board, subject to certain exceptions; or
- a merger, consolidation or reorganization of the Company, as a result of which the shareholders of the Company immediately prior to such merger, consolidation or reorganization own, directly or indirectly, immediately following such merger, consolidation or reorganization less than 50% of the combined voting power of the outstanding voting securities of the entity resulting from such merger, consolidation or reorganization.

Potential Payout Upon an Involuntary Termination Without Cause or for Good Reason

The table below quantifies the potential payouts to each of the NEOs. The table shows two alternative scenarios - termination before a change-in-control and termination after a change-in-control.

	Potential Payouts upon Involuntary Termination by Company without Cause or by Executive for Good Reason after a Change-in-Control (1)(2)			Potential Payouts upon Involuntary Termination by Company without Cause or by Executive for Good Reason before a Change-in-Control (3)	
Name	**Cash Payment**	**Restricted Stock & Performance Share Vesting (4)**	**Continuation of Health & Welfare Benefits**	**Cash Payment(5)**	**Restricted Stock & Performance Share Vesting (4)(6)(7)**
Steven C. Cooper (8)	$3,600,000	$3,162,991	$68,622	$1,350,000	$3,162,991
Derrek L. Gafford (8)	$980,000	$1,054,575	$45,748	$448,000	$778,839
Kimberly A. Cannon (8)	$840,000	$683,294	$45,748	$384,000	$431,349
James E. Defebaugh (8)	$868,000	$941,926	$29,973	$403,000	$712,354
Wayne Larkin (8)	$924,000	$1,029,541	$45,748	$429,000	$766,459

(1) Assumes that (a) the change-in-control agreement was effective as of December 28, 2012, (b) a change-in-control occurred on or before such date, and (c) the NEO was terminated by the Company without cause on such date or the NEO terminated NEO's employment for good reason on such date.

(2) As explained above, the definition of a change of control for purposes of the stock option and restricted stock agreements differs slightly from the definition of change-in-control in the change-in-control and performance share agreements. In the event an NEO was terminated on December 28, 2012, by the Company without cause, or the NEO terminated NEO's employment for good reason on such date following a change of control under the stock option and restricted stock agreements that did not constitute a change-in-control for purposes of the change-in-control agreement, the NEO would have been entitled to the restricted stock vesting and stock option vesting but not the cash payment, performance share vesting or continuation of health and welfare benefits shown in the table.

(3) Assumes that (a) the employment agreement was effective as of December 28, 2012, (b) no change-in-control occurred on or before such date, and (c) the NEO was terminated by the Company without cause on such date or the NEO terminated NEO's employment for good reason on such date.

(4) The amounts shown for each NEO are calculated by multiplying the number of unvested restricted stock awards and unvested performance share awards (which are at 150% - the maximum - for the 2010 and 2011 awards and are at 75% for the 2012 award) for such NEO with respect to which the vesting would accelerate as a result of termination under the circumstances noted by the closing price of a share of common stock on December 28, 2012, which was $15.54. Unvested restricted stock and performance share units are set forth in the Outstanding Equity Awards at Fiscal Year-End table.

(5) These amounts include the amount earned under the 2012 short-term incentive plan, which according to the terms of the short-term incentive plan was payable upon the NEO's termination of employment under the conditions noted in footnote (3) above.

(6) Mr. Cooper's employment agreement provides for the accelerated vesting of all equity awards upon termination of employment under the conditions noted in footnote (3) above. Under the employment agreements for the NEOs (other than Mr. Cooper), however, vesting is only accelerated for those equity awards which would have vested in the 12 month period following a termination of employment under the conditions noted in footnote (3) above.

(7) The performance share unit grant agreements provide that, upon termination of employment under the conditions noted in footnote (3) above, a pro-rata portion of the performance shares vest and are paid out at the end of the performance

period based on actual performance. The NEOs also receive the additional vesting noted in footnote (6) above in addition to the pro-rata vesting. For the amounts shown, we have assumed maximum vesting over the performance period for the 2010 and 2011 awards and 75% vesting over the performance period for the 2012 award.

(8) As discussed above, the amounts actually payable to the NEOs pursuant to the change-in-control agreement (and the amounts actually payable to Mr. Cooper pursuant to his employment agreement) are subject to reduction if any amount or benefit to be paid under such agreement or any other agreement would be a payment that creates an obligation for the NEO to pay excise taxes under Section 280G of the Code. For purposes of Section 280G, the value of the acceleration of stock options, performance shares, and restricted stock is based on a time-based formula and is different than the method described in footnotes (4) above.

Equity Compensation Plan Information
(as of December 28, 2012)

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	639,291	$16.91	1,301,442
Employee stock purchase plans approved by security holders (2)	—	—	779,012
	639,291		2,080,454

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(1) Equity compensation plans approved by security holders include the following:

1996 TrueBlue, Inc. Employee Stock Option and Incentive Plan. This plan applies to directors, officers, and employees of the Company and permits the granting of non-qualified and incentive stock options, restricted shares, stock appreciation rights and other stock based awards. Outstanding stock options as of the fiscal year end are listed in the table above. No further awards were made pursuant to this plan upon shareholder approval of the 2005 Long-Term Equity Incentive Plan.

TrueBlue, Inc. 2005 Long-Term Equity Incentive Plan. This plan applies to directors, officers, employees and consultants of the Company and permits the granting of nonqualified and incentive stock options, restricted stock, performance share units, restricted stock units and stock appreciation rights. The total number of shares authorized under this plan is 6,000,000 shares. As of December 28, 2012 there were 1,301,442 shares available for future issuance under this plan. There were 1,395,459 restricted shares and performance share units outstanding as of December 28, 2012. Outstanding stock options as of the fiscal year end are listed in the table above. All future stock compensation awards will be awarded from this plan.

(2) Employee stock purchase plans approved by security holders include the following:

2010 TrueBlue Employee Stock Purchase Plan. This plan provides an opportunity for regular employees who have met certain service qualifications to purchase shares of our common stock through payroll deductions of up to 10% of eligible after-tax compensation. These deductions are used to purchase shares of our common stock at 85% of the fair market value of our common stock as of either the first day or last day of each month, whichever is less. As of December 28, 2012, there were 779,012 shares available for future issuance under this plan. On May 12, 2010, shareholders approved the Company's 2010 Employee Stock Purchase Plan. No further awards were made pursuant to the 1996 Employee Stock Purchase Plan after the shareholder approval of the 2010 Employee Stock Purchase Plan.

PROPOSAL 3. APPROVAL OF AMENDMENTS TO THE COMPANY'S AMENDED AND RESTATED 2005 LONG-TERM EQUITY INCENTIVE PLAN

Introduction and Summary of Proposed Amendments

The Company currently maintains the Amended and Restated TrueBlue, Inc. 2005 Long-Term Equity Incentive Plan, (the "Current Plan"), which our shareholders approved on May 18, 2005, and amended and restated on May 12, 2010. Under the Current Plan, the Company has reserved a number of shares of the Company's common stock ("Common Stock") for issuance to employees, officers, directors and consultants in the form of stock options, shares of Common Stock, shares of restricted Common Stock, restricted stock units and stock appreciation rights ("SARs").

The purposes of the Current Plan are to (i) attract and retain talented employees, officers, directors and consultants and (ii) promote the growth and success of our business by aligning the long-term interests of employees, officers, directors and consultants with those of our shareholders by providing an opportunity to acquire an interest in our business, and by providing rewards for exceptional performance and long-term incentives for future contributions to our success.

In order to provide a sufficient pool of equity for the Company to attract and retain talent over the next several years, the Company intends to adopt, subject to shareholder approval, additional amendments to the Current Plan that would increase the number of authorized shares of Common Stock to the pool of shares available for awards and make certain other amendments, including:

- increase the number of authorized shares of Common Stock by 1,950,000;
- extend the term of the Current Plan; and
- re-approve the applicable performance criteria and individual award limit for section 162(m) of the Code.

For the purposes of this proposal, we refer the Current Plan as proposed to be amended as the "Amended Plan."

Plan Features and Grant Practices That Protect Shareholder Interests

The Amended Plan and the Company's grant practices include a number of features intended to protect the interests of the Company's shareholders:

- The plan is administered by the Compensation Committee, a committee composed entirely of independent directors.
- The plan includes a fixed number of shares available for grant that will not automatically increase because of an "evergreen" feature.
- The potential dilution (current number of shares available for grant plus shares granted and outstanding divided by the total number of common shares outstanding), after giving effect to the proposed 1,950,000 share increase, is approximately 11%.
- The Compensation Committee continues to control the dilutive effect of equity issued under the plan by controlling the number of shares issued on an annual basis (run-rate). In recent years, the 3 year average annual share usage of actual shares has been less than 2.3% of the Company's issued and outstanding shares.
- The Compensation Committee has recently implemented the use of performance share units for awards to executives, which awards will only vest if certain Company performance measures are achieved (see Compensation Discussion and Analysis above for further information).
- The Company has adopted stock ownership guidelines for directors and executive officers that require them to retain a certain amount of shares of Common Stock (see Compensation Discussion and Analysis below for further information).
- The Amended Plan prohibits the Company from re-using shares that are tendered or surrendered to pay the exercise cost or tax obligation of grants (such a practice is an example of a "liberal share counting" provision that is disfavored by many institutional investors). The only shares that are re-used in the Amended Plan are for awards that have been canceled, forfeited, expired or for awards settled in cash.
- The exercise price of options awarded must be at least 100% of the fair market value on the date of the award.
- Awards may not be re-priced without shareholder approval.
- All of the Company's current equity compensation grants are made under a shareholder approved plan.

The Current Plan was last approved by shareholders in 2010 with an approval rating of over 76%. Additional information on the Current Plan and grant practices can be found elsewhere in this proxy statement under the headings "Compensation Discussion and Analysis," "Executive Compensation," "Equity Compensation Plan Information," and in Note 10 to the financial statements contained in our 2012 annual report on Form 10-K.

Plan Benefits Table. Because awards made under the Amended Plan are discretionary, awards are generally not determinable at this time. Under the heading "Equity Compensation Plan Information" above in this proxy statement, we have provided information about shares of Common Stock that may be issued under equity compensation plans as of December 28, 2012.

Summary of the Amended Plan

The following is a summary of the material terms of the Amended Plan. The following is a summary only and is qualified in its entirety by reference to the Amended Plan document. A copy of the Amended Plan, restated to include the amendments that will be made if this Proposal 3 is approved, is attached to this proxy statement as Exhibit A.

Administration. As under the Current Plan, the Compensation Committee (the "Committee") will administer the Amended Plan. The Committee will have authority to determine when and to whom awards will be granted, including the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the Amended Plan. In addition the Committee has the authority to interpret the Amended Plan and the awards granted under the plan, and establish rules and regulations for the administration of the plan. The Committee may delegate the administration of the plan to the one or more subcommittees consisting of members of the Committee or other independent directors.

Eligible Participants. Any employee, officer, consultant or director providing services to the Company or to any affiliate of the Company is eligible to be selected to receive awards under the Amended Plan. As of the date of this proxy statement, approximately 2,300 employees, officers and directors would be eligible as a class to be selected to receive awards under the Amended Plan.

Shares Available for Awards. The aggregate number of shares of the Common Stock that may be issued as awards under the current Current Plan is 6,000,000 shares, which includes shares of Common Stock that were available for issuance under the Company's formerly-used stock incentive plans and the additional shares approved by shareholders on May 12, 2010. As of February 22, 2013, approximately 881,194 shares remained available for issuance under the Current Plan. Under the Amended Plan, there would be added an additional 1,950,000 shares of Common Stock, such that the total available number of shares available for issuance after the Amended Plan is approved will be approximately 2,831,194. The maximum aggregate number of shares of Common Stock that may be issued over the life of the Amended Plan is 7,950,000, subject to adjustment as set forth below. The aggregate number of shares of Common Stock that may be granted to any one participant in any one year under the Amended Plan is 1 million. The maximum aggregate number of shares of Common Stock that may be granted as incentive stock options is 4 million. As under the Current Plan, the Committee may adjust the aggregate number of shares reserved for issuance under the Amended Plan in the case of a stock dividend or other distribution, including a stock split, merger, extraordinary dividend or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the Amended Plan.

Under the Current Plan, as of February 22, 2013, there were 2,060,781 granted and outstanding shares. This total of granted and outstanding shares was made up of: 473,825 outstanding stock options; 660,352 outstanding restricted shares; 882,913 outstanding performance shares; and 43,691 restricted stock units. The outstanding stock options had a weighted average exercise price of $16.22 and a weighted average remaining term of 2 years. As of February 22, 2013, the closing price per share of the Common Stock was $18.93.

If any shares of Common Stock related to an award granted under one of the Company's formerly used stock incentive plans or the Amended Plan are forfeited or become unexercisable, or if any award terminates without the delivery of any shares, the shares of Common Stock previously set aside for such awards will be available for future awards under the Amended Plan. A provision of the Current Plan is included in the Amended Plan to prohibit the re-granting of shares of Common Stock that are used to pay option exercise prices or withheld to pay taxes on awards. The aggregate number of shares of Common Stock that may be issued under the Amended Plan are reduced by one share for each option or share delivered.

Stock Options. The holder of an option will be entitled to purchase a number of shares of Common Stock at a specified exercise price (which may not be less than the fair market value of the underlying shares on the date of grant) during a specified time period, all as determined by the Committee. The option exercise price may be payable either in cash or, at the discretion of the Committee, in shares of our Common Stock.

Restricted Stock, Performance Share Units and Restricted Stock Units. The holder of restricted stock will own shares of Common Stock subject to forfeiture to the Company if the holder does not satisfy certain requirements (including, for example, continued employment with the Company) for a specified period of time. The holder of performance share units will have the right, subject to any restrictions or performance requirements imposed by the Committee, to receive shares of Common Stock at some future dates determined by the Committee, provided that the performance requirements have been satisfied. The holder of restricted stock units will have the right, subject to any restrictions imposed by the Committee, to receive shares of Common Stock, or a cash payment equal to the fair market value of those shares, at some future date determined by the Committee, provided that the holder has satisfied certain requirements (including, for example, continued employment with the Company until such future date).

Stock Appreciation Rights. Participants may be granted tandem SARs (consisting of SARs with underlying options) and stand-alone SARs. The holder of a tandem SAR is entitled to elect between the exercise of the underlying option for shares of Common Stock or the surrender of the option in exchange for the receipt of a payment (in cash, Common Stock or both) equal to the excess of the fair market value on the surrender date over the aggregate exercise price payable for such shares. The holder of stand-alone SARs will be entitled to receive (in cash, Common Stock or both) the excess of the fair market value (on the exercise date) over the exercise price for such shares.

Internal Revenue Code Section 162(m). Section 162(m) of the Code generally places a $1 million annual limit on a company's tax deduction for compensation paid to the principal executive officer or any of the three most highly compensated officers other than the principal executive officer or principal financial officer, referred to as the "covered individuals." This limitation does not apply, however, to "qualified performance-based compensation." Because stock options or SARs granted under the Amended Plan must have an exercise price equal to at least the fair market value at the date of grant, they are granted to covered individuals by the Committee consisting of at least two outside directors, and the Amended Plan limits the number of shares that may be the subject of awards granted to any key associate during any calendar year, compensation from the exercise of stock options or SARs should be treated as "qualified performance-based compensation" for purposes of Section 162(m) of the Code.

In addition, the Amended Plan authorizes the Committee to make awards of restricted stock shares or restricted stock units that are conditioned on the satisfaction of performance criteria. For those awards intended to meet the requirements of the "qualified performance-based compensation" exception to Section 162(m), the Committee must establish the applicable performance conditions prior to or within a specified period after the start of the applicable performance period. The Committee may select from the following performance criteria for this purpose:

- cash flow
- earnings per share
- earnings before interest, taxes, and amortization
- return on equity
- total shareholder return
- share price performance
- return on capital
- return on assets or net assets
- revenue
- revenue growth
- earnings growth
- operating income
- operating profit
- profit margin
- return on operating revenue
- return on invested capital
- market price
- brand recognition
- customer satisfaction
- operating efficiency
- productivity

Any of the above performance criteria may be used to measure the performance of the Company as a whole or any business unit or division of the Company.

The performance conditions will be stated in the form of an objective, non-discretionary formula, and the Committee will certify the attainment of those performance conditions prior to any payment or distributions with respect to awards. So that options and SARs granted under the Amended Plan qualify for the exclusion for performance-based compensation, and to permit the Committee to grant other awards under the Amended Plan that are intended to qualify for the exclusion, the Amended Plan is being submitted to the Company's shareholders for approval. A vote in favor of approving the Amended Plan will be a vote approving all the material terms and conditions of the plan for purposes of the performance-based exemption under Section 162 (m) as described above.

Termination of Employment. Unless otherwise provided in the applicable award agreement or any severance agreement, vested options granted under the Amended Plan will expire, terminate or otherwise be forfeited as follows:

- ninety (90) days after the date of termination of a participant's employment, other than in the circumstances described below;
- immediately upon termination of a participant for cause (as may be defined in a subplan or award agreement);
- twelve (12) months after the date on which a participant suffers Disability (as defined in the Amended and Restated 2005 Plan); or
- twelve (12) months after the death of a participant if such participant's employment had not previously been terminated.

Duration, Termination and Amendment. The Amended Plan will terminate on the tenth anniversary of the date the Company's shareholders approve the plan, unless terminated by the Board or the Committee earlier, or extended by an amendment approved by the Company's shareholders. No awards may be made after the termination date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the Amended Plan prior to the expiration may extend beyond the end of such period through the award's normal expiration date.

The Board and the Committee may generally amend or terminate the Amended Plan as determined to be advisable. Shareholder approval may also be required for certain amendments by the Code, the rules of NYSE, or rules of the SEC. The Board or the Committee has specific authority to amend the Amended Plan without shareholder approval to comply with legal, regulatory and listing requirements and to avoid unanticipated consequences determined to be inconsistent with the purpose of the Amended Plan or any award agreement.

Prohibition on Repricing Awards. Without the approval of the Company's shareholders, no option or SAR may be amended to reduce its exercise price or grant price and no option or SAR may be canceled and replaced with an option or SAR having a lower exercise price.

Transferability of Awards. Unless otherwise provided by the Committee, awards under the Amended Plan may only be transferred by will or the laws of descent and distribution. The Committee may permit further transferability pursuant to conditions and limitations that it may impose.

Federal Income Tax Consequences. The federal income tax consequences of awards under the Amended Plan to the Company and the Company's employees, officers, directors, and consultants are complex and subject to change. The following discussion is only a summary of the general rules applicable to the Amended Plan.

Under Section 409A of the Code, recipients of certain equity compensation awards (including certain types of stock appreciation rights and restricted stock units) may be subject to a burdensome taxation regime. If Section 409A were to apply to awards under the Amended Plan, the affected participants may be required to recognize ordinary income for tax purposes earlier than the times otherwise applicable as described in the discussion below and to pay substantial penalties. The Amended Plan, however, is designed to provide for awards that are either not covered by Section 409A or, if covered, comply with Section 409A.

Options. Options granted under the Amended Plan may be either incentive stock options or nonqualified stock options. Incentive stock options are options which are designated as such by the Company and which meet certain requirements under Section 422 of the Code and the regulations thereunder. Any option which does not satisfy these requirements will be treated as a nonqualified stock option.

Incentive Stock Options. If an option granted under the Amended Plan is treated as an incentive stock option, the optionee will not recognize any income upon either the grant or the exercise of the option, and the Company will not be entitled to a deduction for federal tax purposes. Upon a sale of the shares, the tax treatment to the optionee and the Company will depend primarily upon whether the optionee has met certain holding period requirements at the time he or she sells the shares. In addition, as discussed below, the exercise of an incentive stock option may subject the optionee to alternative minimum tax liability.

If an optionee exercises an incentive stock option and does not dispose of the shares received within two years after the date the option was granted or within one year after the transfer of the shares to him or her, any gain realized upon the disposition will be characterized as long-term capital gain and, in such case, the Company will not be entitled to a federal tax deduction.

If the optionee disposes of the shares either within two years after the date the option is granted or within one year after the transfer of the shares to him or her, the disposition will be treated as a disqualifying disposition and an amount equal to the lesser of (1) the fair market value of the shares on the date of exercise minus the exercise price, or (2) the amount realized on the disposition minus the exercise price, will be taxed as ordinary income to the optionee in the taxable year in which the disposition occurs. (However, in the case of gifts, sales to related parties, and certain other transactions, the full difference between the fair market value of the stock and the purchase price will be treated as compensation income.) The excess, if any, of the amount realized upon disposition over the fair market value at the time of the exercise of the option will be treated as long-term capital gain if the shares have been held for more than one year following the exercise of the option.

The exercise of an incentive stock option may subject an optionee to alternative minimum tax liability. The excess of the fair market value of the shares at the time an incentive stock option is exercised over the purchase price of the shares is included in income for purposes of the alternative minimum tax even though it is not included in taxable income for purposes of determining the regular tax liability of an employee. Consequently, an optionee may be obligated to pay alternative minimum tax in the year he or she exercises an incentive stock option.

In general, the Company will not be entitled to a federal income tax deduction upon the grant, exercise, or termination of an incentive stock option. However, in the event an optionee sells or otherwise disposes of the stock received on the exercise of an incentive stock option in a disqualifying disposition, the Company will be entitled to a deduction for federal income tax purposes in an amount equal to the ordinary income, if any, recognized by the optionee upon disposition of the shares, provided that the deduction is not otherwise disallowed under the Code.

Nonqualified Stock Options. Nonqualified stock options granted under the Amended Plan do not qualify as "incentive stock options" and will not qualify for any special tax benefits to the optionee. An optionee generally will not recognize any taxable income at the time he or she is granted a nonqualified option. However, upon exercise, the optionee will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares over the exercise price. The income realized by the optionee will be subject to income and other employee withholding taxes.

The optionee's basis for determination of gain or loss upon the subsequent disposition of shares acquired upon the exercise of a nonqualified stock option will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of such option. Upon disposition of any shares acquired pursuant to the exercise of a nonqualified stock option, the difference between the sale price and the optionee's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at the time of their disposition.

In general, the Company will not be entitled to a federal income tax deduction upon the grant or termination of a nonqualified stock option or a sale or disposition of the shares acquired upon the exercise of a nonqualified stock option. However, upon the exercise of a nonqualified stock option, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that an optionee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Restricted Stock and Restricted Stock Units. Generally, the holder of restricted stock will recognize ordinary compensation income at the time the stock becomes vested, unless the holder made a valid "Section 83(b) election" at the time of grant. The amount of ordinary compensation income recognized will be equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the holder in exchange for stock.

In the case of restricted stock units, the holder will recognize ordinary compensation income at the time the stock is received equal to the excess of value of the stock on the date of receipt over any amount paid by the holder in exchange for stock. If the holder of a restricted stock unit receives the cash equivalent of the stock issuable under the restricted stock unit in lieu of actually receiving the stock, the recipient will recognize ordinary compensation income at the time of the receipt of such cash in the amount of the cash received. In the case of both restricted stock and restricted stock units, the income recognized by the holder will generally be subject to U.S. income tax withholding and employment taxes.

In the year that the recipient of a stock award recognizes ordinary taxable income in respect of restricted stock or a restricted stock unit, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the recipient is required to recognize, provided that the deduction is not otherwise disallowed under the Code.

Stock Appreciation Rights. As discussed above, the Company may grant either stand-alone SARs or tandem SARs under the Amended Plan. Generally, the recipient of a SAR will not recognize any taxable income at the time the SAR is granted.

With respect to stand-alone SARs, if the holder receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the employee at the time that it is received. If the holder receives the appreciation inherent in the stand-alone SARs in stock, the holder will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the holder for the stock.

With respect to tandem SARs, if a holder elects to surrender the underlying option in exchange for cash or stock equal to the appreciation inherent in the underlying option, the tax consequences to the holder will be the same as discussed above relating to stand-alone SARs. If the holder elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above), i.e., the holder will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares of stock over the exercise price.

The income recognized by the holder of a stand-alone SAR or tandem SAR will generally be subject to U.S. income tax withholding and employment taxes.

In general, the Company will not be entitled to a federal income tax deduction upon the grant or termination of stand-alone SARs or tandem SARs. However, upon the exercise of either a stand-alone SAR or a tandem SAR, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENTS TO THE AMENDED AND RESTATED 2005 LONG-TERM EQUITY COMPENSATION PLAN.

PROPOSAL 4. RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending December 27, 2013. Representatives of Deloitte & Touche LLP will be present at the annual meeting to make a statement, if they desire to do so, and respond to appropriate questions by shareholders. The ratification of the Board's selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 27, 2013, will be approved if the number of votes cast in favor of the ratification exceeds the numbers of votes cast against ratification. **Proxies will be voted "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2013 unless other instructions are indicated on your proxy.** In the event shareholders do not ratify the appointment, the Audit Committee will reconsider the appointment. The Audit Committee reserves the right to change its independent registered public accounting firm without seeking shareholder approval if it determines that such change is in the best interests of the Company. Please see the sections below labeled "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" and "Fees Paid to Independent Registered Public Accountant for Fiscal Years 2011 and 2012" for more information on the Company's relationship with Deloitte & Touche LLP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Fees Paid to Independent Registered Public Accountant for Fiscal Years 2011 and 2012

Deloitte & Touche LLP ("Deloitte") was the independent registered public accounting firm that audited the Company's consolidated financial statements for the fiscal years ending December 30, 2011, and December 28, 2012. Services provided to the Company and its subsidiaries by Deloitte in fiscal 2011 and 2012, are described in the following table:

	2011	2012
Audit fees: (1)	$1,026,826	$1,160,771
Audit-related fees: (2)	–	$8,740
Tax fees: (3)	–	–
All other fees: (4)	$181,498	$2,405

(1) Audit fees for the 2011 and 2012 fiscal years were for services rendered for the audits of the consolidated financial statements included in the Company's Annual Reports on Form 10-K, quarterly reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q, reviews of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and other assistance required to complete the year-end audit of the consolidated financial statements.

(2) All audit-related fees are for other SEC filings including consents, comfort letters and shelf-registrations.

(3) Tax fees could include consultation on tax compliance, tax advice, and tax planning. The Company paid no such fees in 2011 or 2012.

(4) All other fees for the 2011 and 2012 fiscal years include subscriptions to accounting research services and other projects.

The services described above were approved by the Audit Committee pursuant to the policy described below; the Audit Committee did not rely on any of the exceptions to pre-approval under Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and non-audit services provided by the independent registered public accounting firm prior to the engagement of the independent accountants with respect to such services. The Company's independent accountants may be engaged to provide non-audit services only after the Audit Committee has first considered the proposed engagement and has determined in each instance that the proposed services are not prohibited by applicable regulations and that the accountants' independence will not be materially impaired as a result of having provided such services. In making this determination, the Audit Committee shall take into consideration whether a reasonable investor, knowing all relevant facts and circumstances would conclude that the accountants' exercise of objective and impartial judgment on all issues encompassed within the accountants' engagement would be materially impaired. The Audit Committee may delegate its approval authority to pre-approve services provided by the independent accountants to one or more of the members of the Audit Committee, provided that any such approvals are presented to the Audit Committee at its next scheduled meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of common stock of the Company as of March 15, 2013, for (i) each person known to the Company to own beneficially 5% or more of our common stock; (ii) each director of the Company; (iii) each individual identified as an NEO of the Company pursuant to Item 402 of Regulation S-K; and (iv) all executive officers and directors of the Company as a group. Except as otherwise noted, the named beneficial owner has sole voting and investment power. As of March 15, 2013, the Company had no other classes of outstanding equity securities.

Name & Address of Beneficial Owner**	Title of Class	Amount and Nature of Beneficial Ownership (Number of Shares) (1)	Percent of Class
Steven C. Cooper (2)	Common Stock	285,631	*
William W. Steele (3)	Common Stock	121,929	*
Joseph P. Sambataro (4)	Common Stock	110,716	*
Wayne W. Larkin (5)	Common Stock	91,053	*
Derrek L. Gafford (6)	Common Stock	89,741	*
James E. Defebaugh (7)	Common Stock	79,079	*
Kimberly A. Cannon	Common Stock	35,345	*
Thomas E. McChesney (8)	Common Stock	34,203	*
Craig Tall (9)	Common Stock	29,842	*
Gates McKibbin (10)	Common Stock	28,700	*
Jeffrey B. Sakaguchi	Common Stock	23,769	*
Bonnie W. Soodik	Common Stock	7,977	*
All executive officers and directors as a group (12 individuals)	Common Stock	937,985	2%
Royce & Associates, LLC (11)	Common Stock	4,788,081	12%
Bank of New York Mellon Corporation (12)	Common Stock	4,424,463	11%
BlackRock, Inc. (13)	Common Stock	3,110,438	8%
Toqueville Asset (14)	Common Stock	2,194,230	6%
Artisan Partners Holdings, LP (15)	Common Stock	2,027,888	5%

---

(1) Beneficial ownership is calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, and includes: (i) shares held outright, shares held under the Company's employee stock purchase plan, and restricted shares; (ii) share units held under the Company's 401(k) plan; and, (iii) shares issuable upon exercise of options, warrants, and other securities convertible into or exchangeable for shares, which were exercisable on or within 60 days after March 15, 2013.

(2) Includes 132,108 shares held outright, 6,192 shares held under the 401(k) plan and options for 147,331 shares.

(3) Includes 114,429 shares held outright and options for 7,500 shares.

(4) Includes 98,857 shares held outright and options for 11,859 shares.

(5) Includes 45,810 shares held outright, 423 shares held under the 401(k) plan and options for 44,820 shares.

(6) Includes 60,651 shares held outright, 5,090 shares held under the 401(k) plan and options for 24,000 shares.

(7) Includes 48,904 shares held outright, 3,775 shares held under the 401(k) plan and options for 26,400 shares.

(8) Includes 17,703 shares held outright, 9,000 shares held indirectly in IRAs and options for 7,500 shares.

(9) Includes 17,971 shares held outright and 11,871 shares held indirectly by Two Daughters, LLC.

(10) Includes 15,687 shares held outright and options for 13,013 shares.

(11) Information provided is based solely on a Schedule 13G dated January 23, 2013, filed on behalf of Royce & Associates, LLC and its subsidiaries. Royce & Associates, LLC has sole voting and sole dispositive power of 4,788,081 shares. The business address of Royce & Associates, LLC is 745 Fifth Avenue, New York, New York, 10151.

(12) Information provided is based solely on a Schedule 13G dated December 12, 2012, filed on behalf of The Bank of New York Mellon Corporation. The Bank of New York Mellon Corporation has sole voting and sole dispositive power of 4,424,463 shares. The business address of The Bank of New York Mellon Corporation is One Wall Street, 31st Floor, New York, New York 10286.

(13) Information provided is based solely on a Schedule 13G dated July 10, 2012, filed on behalf of BlackRock, Inc. BlackRock, Inc. has sole voting and sole dispositive power of 3,110,438 shares. The business address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022.

(14) Information provided is based solely on a Schedule 13G dated January 31, 2013, filed on behalf of Tocqueville Asset Management, LP. Tocqueville Asset Management, LP has sole voting and sole dispositive power of 2,194,230 shares. The business address of Tocqueville Asset Management, LP is 40 West 57th Street, 19th Floor, New York, New York 10019.

(15) Information provided is based solely on a Schedule 13G dated August 31, 2012, filed on behalf of Artisan Partners Holdings, LP. Artisan Partners Holdings, LP has sole voting and sole dispositive power of 2,027,888 shares. The business address of Artisan Partners Holdings, LP is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

* Less than 1%.

** The address of the NEOs and directors is c/o TrueBlue, Inc., 1015 A Street, Tacoma, Washington 98402.

OTHER BUSINESS

We do not intend to bring any other business before the Meeting, and, so far as we know, no matters are to be brought before the Meeting except as specified in the notice of the Meeting. However, as to any other business which may properly come before the Meeting, it is intended that proxies, in the form enclosed, will be voted in respect thereof, in accordance with the discretion of the proxies.

FORM 10-K REPORT AVAILABLE

A copy of the Company's annual report on Form 10-K, as filed with the SEC, will be furnished without charge to shareholders upon request to Chief Financial Officer, TrueBlue, Inc., 1015 A Street, Tacoma, Washington 98402; telephone: (253) 383-9101.

TRUEBLUE, INC.
By Order of the Board of Directors

James E. Defebaugh
Secretary

/s/ James E. Defebaugh

Tacoma, Washington
March 28, 2013

EXHIBIT A
TRUEBLUE, INC.
2005 LONG-TERM EQUITY INCENTIVE PLAN
(Effective May 18, 2005 and Amended and Restated effective May 12, 2010 and May 15, 2013)

1. **Purposes of the Plan.** The purposes of this Plan are to further the growth, development and financial success of the Company by attracting and retaining the most talented Employees, Consultants and Directors available, and by aligning the long-term interests of Employees, Consultants and Directors with those of the shareholders by providing an opportunity to acquire an ownership interest in the Company and by providing both performance rewards and long-term incentives for future contributions to the success of the Company.

The Plan permits the grant of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Performance Share Units, Restricted Stock Units or Stock Appreciation Rights, at the discretion of the Committee and as reflected in the terms of the Award Agreement. Each Award will be subject to conditions specified in the Plan and Award Agreement, such as continued employment or satisfaction of performance criteria.

This Plan will serve as a framework for the Committee to establish sub-plans or procedures governing the grants to Employees, Directors, Consultants and Employees working for the Company outside of the United States. The awards granted under the Former Plans shall continue to be administered under the Former Plans until such time as those options are exercised, expire or become unexercisable for any reason.

This Plan is intended to comply with the requirements of Section 409A of the Code and the regulations thereunder, with such compliance coming in large part by Awards not constituting deferred compensation that is subject to 409A (and thus such Awards being excepted from the requirements of 409A), and the Plan will be interpreted and administered accordingly.

2. **Definitions.** As used herein, the following definitions shall apply:

(a) "Award" shall mean any award or benefits granted under the Plan, including Options, Restricted Stock, Restricted Stock Units, and SARs.

(b) "Award Agreement" shall mean a written or electronic agreement between the Company and the Participant setting forth the terms of the Award.

(c) "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(f) "Committee" shall mean the Compensation Committee appointed by the Board, which at all times shall consist of two (2) or more members of the Board, each of whom must qualify as an Independent Director.

(g) "Common Stock" shall mean the common stock of the Company, no par value per share.

(h) "Company" shall mean TrueBlue, Inc., a Washington corporation and any successor thereto.

(i) "Consultant" shall mean any person, except an Employee, engaged by the Company or any Subsidiary of the Company, to render personal services to such entity, including as an advisor, pursuant to the terms of a written agreement.

(j) "Continuous Status as a Participant" shall mean (i) for Employees, the absence of any interruption or termination of service as an Employee, (ii) for Directors, the absence of any interruption or termination of service as a Director, and (iii) for Consultants, the absence of any interruption, expiration or termination of such person's consulting or advisory relationship with the Company or the occurrence of any termination event as set forth in such person's Award Agreement. Continuous Status as a Participant shall not be considered interrupted (A) for an Employee in the case of sick leave, maternity leave, infant care leave, medical emergency leave, military leave or any other leave of absence properly taken in accordance with the policies of the Company or any applicable Subsidiary as may be in effect from time to time while such individual remains an Employee or has a right to reemployment as an Employee, and (B) for a Consultant, in the case of any temporary interruption in such person's availability to provide services to the Company which has been authorized in writing by a vice president of the Company prior to its commencement.

(k) "Director" shall mean a member of the Board.

(l) "Disability" shall mean (i) in the case of a Participant whose employment with the Company or a Subsidiary is subject to the terms of an employment or consulting agreement that includes a definition of "Disability" as used in this Plan shall have the meaning set forth in such employment or consulting agreement during the period that such employment or consulting agreement remains in effect; and (ii) in all other cases, the term "Disability" as used in this Plan shall mean a "permanent and total disability" as the term is defined for purposes of Section 22(e)(3) of the Code.

(m) "Effective Date" shall mean May 18, 2005, the date on which the Company's shareholders approved this Plan in accordance with applicable NYSE rules.

(n) "Employee" shall mean any person, including an officer, who is a common law employee of, receives remuneration for personal services to, is reflected on the official human resources database as an employee of, and is on the payroll of the Company or any Subsidiary of the Company. A person is on the payroll if he or she is paid from or at the direction of the payroll department of the Company, or any Subsidiary of the Company. Persons providing services to the Company, or to any Subsidiary of the Company, pursuant to an agreement with a staff leasing organization, temporary workers engaged through or employed by temporary or leasing agencies and workers who hold themselves out to the Company, or a Subsidiary to which they are providing services as being independent contractors, or as being employed by or engaged through another company while providing the services, and persons covered by a collective bargaining agreement (unless the collective bargaining agreement applicable to the person specifically provides for participation in this Plan) are not Employees for purposes of this Plan and do not and cannot participate in this Plan, whether or not such persons are, or may be reclassified by the courts, the Internal Revenue Service, the U. S. Department of Labor, or other person or entity, as common law employees of the Company, or any Subsidiary, either solely or jointly with another person or entity.

(o) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(p) "Executive Officers" shall mean the officers of the Company as such term is defined in Rule 16a-1 under the Exchange Act.

(q) "Fair Market Value" shall mean the closing price per share of the Common Stock on the NYSE as to the date specified (or the previous trading day if the date specified is a day on which no trading occurred), or if the NYSE shall cease to be the principal exchange or quotation system upon which the shares of Common Stock are listed or quoted, then such exchange or quotation system as the Company elects to list or quote its shares of Common Stock and that the Committee designates as the Company's principal exchange or quotation system.

(r) "FAS 123" shall mean Statement of Financial Accounting Standard 123, "Accounting for Stock-based Compensation," as promulgated by the Financial Accounting Standards Board.

(s) "FLSA" shall mean the Fair Labor Standards Act of 1938, as amended.

(t) "Former Plans" shall mean collectively the 1996 Labor Ready Employee Stock Option and Incentive Plan and the Labor Ready, Inc. 2000 Stock Option Plan.

(u) "Incentive Stock Option" shall mean any Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(v) "Independent Director" shall mean a Director who: (1) meets the independence requirements of the NYSE, or if the NYSE shall cease to be the principal exchange or quotation system upon which the shares of Common Stock are listed or quoted, then such exchange or quotation system as the Company elects to list or quote its shares of Common Stock and that the Committee designates as the Company's principal exchange or quotation system; (2) qualifies as an "outside director" under Section 162(m) of the Code and the Treasury Regulations promulgated thereunder; (3) qualifies as a "non-employee director" under Rule 16b-3 promulgated under the Exchange Act; and (4) satisfies independence criteria under any other applicable laws or regulations relating to the issuance of Shares to Employees.

(w) "Maximum Annual Participant Award" shall have the meaning set forth in Section 6(b).

(x) "NYSE" shall mean the New York Stock Exchange.

(y) "Non-Employee Director" shall mean a Director who is not an Employee.

(z) "Nonqualified Stock Option" shall mean an Option that does not qualify or is not intended to qualify as an Incentive Stock Option.

(aa) "Option" shall mean a stock option granted pursuant to Section 7 of the Plan.

(ab) "Option Price" shall mean the per share purchase price of a Share purchased pursuant to an Option.

(ac) "Parent" shall mean a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ad) "Participant" shall mean an Employee, Director or Consultant.

(ae) "Performance Criteria" shall have the meaning set forth in Section 8(c).

(af) "Plan" shall mean this TrueBlue, Inc. 2005 Long-Term Equity Incentive Plan, including any amendments thereto and restatements thereof.

(ag) "Reprice" shall mean the adjustment or amendment of the exercise price of Options or SARs previously awarded whether through amendment, cancellation, replacement of grants or any other means or any action that would be considered a repricing with the meaning of U.S. Generally Accepted Accounting Principles or a NYSE rule.

(ah) "Restricted Stock" shall mean a grant of Shares pursuant to Section 8 of the Plan.

(ai) "Restricted Stock Units" shall mean a grant of the right to receive Shares in the future or their cash equivalent (or both) pursuant to Section 8 of the Plan.

(aj) "SAR" shall mean a stock appreciation right awarded pursuant to Section 9 of the Plan.

(ak) "SEC" shall mean the Securities and Exchange Commission.

(al) "Share" shall mean one share of Common Stock, as adjusted in accordance with Section 4 of the Plan.

(am) "Stand-Alone SARs" shall have the meaning set forth in Section 9(c) of the Plan.

(an) "Subcommittee" shall have the meaning set forth in Section 5(d).

(ao) "Subsidiary" shall mean (1) in the case of an Incentive Stock Option a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code, and (2) in the case of a Nonqualified Stock Option, Restricted Stock, a Restricted Stock Unit or a SAR, in addition to a subsidiary corporation as defined in (1), (A) a limited liability company, partnership or other entity in which the Company controls fifty percent (50%) or more of the voting power or equity interests, or (B) an entity with respect to which the Company possesses the power, directly or indirectly, to direct or cause the direction of the management and policies of that entity, whether through the Company's ownership of voting securities, by contract or otherwise, provided that the Company is an "eligible issuer of service recipient stock" as defined in the Treasury regulations under Code Section 409A with respect to Employees, Directors or Consultants of any such entity described in this subpart (2).

(ap) "Tandem SARs" shall have the meaning set forth in Section 9(a) of the Plan.

(aq) "Ten Percent Shareholder" shall mean a person or entity who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock comprising more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary.

3. **Shares Subject to the Plan**.

(a) Reservation of Shares. The original maximum aggregate number of shares of Common Stock reserved under the Plan was Five Million Five Hundred Thousand (5,500,000) Shares (adjusted, proportionately, in the event of any stock split or stock dividend with respect to the Shares). These original shares consisted of reserved shares of Common Stock that were not subject to a grant or as to which the option award granted has been forfeited under the Former Plans and an additional Four Million Six Hundred Fifty Thousand (4,650,000) Shares of Common Stock. On May 12, 2010, an additional Five-Hundred Thousand (500,000) shares of Common Stock were approved by Shareholders and reserved under the Plan. As of May 15, 2013, subject to shareholder approval, an additional One Million Nine Hundred Fifty Thousand (1,950,000) shares are reserved under the Plan, the maximum aggregate number of Shares which may be awarded and delivered under the Plan shall not exceed Seven Million Nine Hundred Fifty Thousand (7,950,000) Shares of Common Stock (adjusted, proportionately, in the event of any stock split or stock dividend with respect to the Shares). The maximum number of shares which may be granted as Incentive Stock Options under the Plan shall not exceed Four Million (4,000,000) Shares. The number of Shares, underlying an Award not issued as a result of any of the following actions, shall again be available for issuance under the Plan: (i) a payout of a Non-Tandem SAR, or a performance-based Restricted Stock Unit in the form of cash; or (ii) a cancellation, termination, expiration, forfeiture or lapse for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related Options or the termination of a related Option upon exercise of the corresponding Tandem SAR) of any Award. Notwithstanding the foregoing sentence, any Shares of Common Stock that are (A) tendered in payment of an Option exercise price; (B) withheld by the Company to satisfy any tax withholding obligation; or (C) repurchased by the Company with Option exercise proceeds shall be considered issued pursuant to the Plan and shall not be added to the maximum number of Shares that may be issued under the Plan. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan. Shares available for issuance under the Plan shall be increased by any shares of Common Stock subject to outstanding awards under the Former Plans as of the Effective Date that later cease to be subject to such awards for any reason other than such awards having been exercised, subject to adjustment from time to time as provided in Section 5, which shares of Common Stock shall, as of the date such shares cease to be subject to such awards, cease to be available for grant and issuance under the Former Plans, but shall be available for issuance under the Plan. The Shares may be authorized but unissued, or reacquired shares of Common Stock.

(b) Substitutions and Assumptions. The Board or the Committee shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies, provided such substitutions and assumptions are permitted by Section 424 of the Code and the regulations promulgated thereunder and will not cause such Awards to be treated as deferred compensation that is subject to Code Section 409A. The number of Shares reserved pursuant to Section 3(a) may be increased by a corresponding number of Awards assumed and, in the case of substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

(c) Securities Law Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated under either such Act, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

4. **Adjustments to Shares Subject to the Plan**. If any change is made to the Shares by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Shares as a class without the Company's receipt of consideration, appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the number and/or class of securities and/or the price per Share covered by outstanding Awards under the Plan, and (iii) the Maximum Annual Participant Award, provided such adjustments do not cause an Award to be treated as deferred compensation that is subject to Code Section 409A. The Committee may also make adjustments described in the previous sentence in the event of any distribution of assets to shareholders other than a normal cash dividend. In determining adjustments to be made under this Section 4, the Committee may take into account such factors as it deems appropriate, including the restrictions of applicable law and the potential tax consequences of an adjustment, and in light of such factors may make adjustments that are not uniform or proportionate among outstanding Awards. Adjustments, if any, and any determinations or interpretations, including any determination of whether a distribution is other than a normal cash dividend, made by the Committee shall be final, binding and conclusive. The Committee in its discretion may provide holders of Restricted Stock or Restricted Stock Units a dividend equivalent right with respect to the Shares the Participant shall be entitled to receive or purchase. For purposes of

this Section 4, conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration."

Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

5. **Plan Administration.**

(a) Authority. The Plan shall be administered by the Committee. The Committee shall have full and exclusive power to administer the Plan on behalf of the Board, subject to such terms and conditions as the Committee may prescribe. Notwithstanding anything herein to the contrary, the Committee's power to administer the Plan, and actions the Committee takes under the Plan, shall be consistent with the provisions set forth in the Committee's charter, as such charter may be amended from time to time.

(b) Powers of the Committee. Subject to the other provisions of this Plan, the Committee shall have the authority, in its discretion:

(i) to grant Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Restricted Stock Units, and SARs to Participants and to determine the terms and conditions of such Awards, including the determination of the Fair Market Value of the Shares and the exercise price (subject to Section 7(b) of the Code), and to modify or amend each Award, with the consent of the Participant when required;

(ii) to determine the Participants to whom Awards, if any, will be granted hereunder, the timing of such Awards, and the number of Shares to be represented by each Award;

(iii) to construe and interpret the Plan, the Awards granted hereunder and any Award Agreement;

(iv) to prescribe, amend and rescind rules and regulations relating to the Plan, including the form of Award Agreement, and manner of acceptance of an Award, such as correcting a defect or supplying any omission, or reconciling any inconsistency so that the Plan or any Award Agreement complies with applicable law, regulations and listing requirements and to avoid unanticipated consequences deemed by the Committee to be inconsistent with the purposes of the Plan or any Award Agreement;

(v) to establish performance criteria for Awards made pursuant to the Plan in accordance with a methodology established by the Committee, and to determine whether performance goals have been attained;

(vi) to accelerate or defer (with the consent of the Participant) the exercise or vesting date of any Award that is an Option or SAR, provided any deferred date is not later than the original expiration date of such Option or SAR;

(vii) to accelerate the vesting date of any Award that is Restricted Stock or Restricted Stock Units;

(viii) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Award previously granted by the Committee;

(ix) to establish subplans, procedures or guidelines for the grant of Awards to Employees, Directors and Consultants;

(x) to authorize the cancellation, forfeiture or suspension of an Award; and

(xi) to make all other determinations deemed necessary or advisable for the administration of the Plan;

Provided that, no consent of a Participant is necessary under clauses (i) or (vi) if a modification, amendment, acceleration, or deferral, in the reasonable judgment of the Committee confers a benefit on the Participant or is made pursuant to an adjustment in accordance with Section 4.

(c) Effect of Committee's Decision. All decisions, determinations, and interpretations of the Committee shall be final, conclusive and binding on all Participants, the Company, any shareholder and all other persons.

(d) Delegation and Administration. Consistent with the Committee's charter, as such charter may be amended from time to time, the Committee may delegate to one or more subcommittees consisting of members of the Committee or other Directors who are Independent Directors (any such committee a "Subcommittee") the administration of the Plan, and such administrator(s) may have the authority to directly, or under their supervision, execute and distribute agreements or other documents evidencing or relating to Awards granted by the Committee under this Plan, to maintain records relating to the grant, vesting, exercise, forfeiture or expiration of Awards, to process or oversee the issuance of Shares upon the exercise, vesting and/or settlement of an Award, to interpret the terms of Awards and to take such other actions as the Committee may specify. Any action by any such Subcommittee within the scope of such delegation shall be deemed for all purposes to have been taken by the Committee.

6. **General Eligibility**.

(a) Awards. Awards may be granted to Participants who are Employees, Directors or Consultants, provided however that Incentive Stock Options may only be granted to Employees.

(b) Maximum Annual Participant Award. The aggregate number of Shares with respect to which an Award or Awards may be granted to any one Participant in any one taxable year of the Company (the "Maximum Annual Participant Award") shall not exceed 1 million shares of Common Stock (adjusted, proportionately, in the event of any stock split or stock dividend with respect to the Shares). If an Option is in tandem with a SAR, such that the exercise of the Option or SAR with respect to a Share cancels the tandem SAR or Option right, respectively, with respect to each Share, the tandem Option and SAR rights with respect to each Share shall be counted as covering but one Share for purposes of the Maximum Annual Participant Award.

(c) No Employment/Service Rights. Nothing in the Plan shall confer upon any Participant the right to an Award or to continue in service as an Employee or Consultant for any period of specific duration, or interfere with or otherwise restrict in any way the rights of the Company (or any Subsidiary employing or retaining such person), or of any Participant, which rights are hereby expressly reserved by each, to terminate such person's services at any time for any reason, with or without cause (as such term is defined in a Company subplan or an Award Agreement, as applicable).

7. **Grant, Terms and Conditions of Options**.

(a) Designation. Each Option shall be designated in an Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding the foregoing, if an Option is not designated as an Incentive Stock Option, such Option will be deemed to be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined at the time of grant) of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Employee during any calendar year exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. For this purpose, Options shall be taken into account in the order in which they were granted.

(b) Option Price. The per Share exercise price under an Incentive Stock Option (i) granted to a Ten Percent Shareholder, shall be no less than 110% of the Fair Market Value per Share on the date of grant, or (ii) granted to any other Participant, shall be no less than 100% of the Fair Market Value per Share on the date of grant. The per Share exercise price under a Nonqualified Stock Option or SAR shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In no event shall the Board or the Committee be permitted to Reprice an Option after the date of grant. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) Term of Options. The term of each Incentive Stock Option shall be no more than ten (10) years from the date of grant. However, in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, the term of the Option shall be no more than five (5) years from the date of grant. The term of all Nonqualified Options shall be seven (7) years unless otherwise provided by the Committee in its discretion.

(d) Vesting. To the extent Options vest and become exercisable in increments, unless otherwise provided in the applicable Award Agreement or any severance agreement (i) such Options shall cease to vest upon the earlier of a Participant's Disability or termination of such Participant's Continuous Status as a Participant (other than upon a Participant's death), and (ii) such Options shall immediately vest in full upon a Participant's death.

(e) Substitution of SARs for Options. Notwithstanding the foregoing, if the Company is required to or elects to expense the cost of Options pursuant to FAS 123 (or a successor or other standard), the Committee shall have the sole discretion to substitute without receiving Participants' permission, SARs paid only in stock for outstanding Options; provided, the terms of the substituted stock SARs are the same as the terms of the Options, the number of shares underlying the number of stock SARs equals the number of shares underlying the Options and the difference between the Fair Market Value of the underlying Shares and the grant price of the SARs is equivalent to the difference between the Fair Market Value of the underlying Shares and the exercise price of the Options.

(f) Exercise. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Committee at the time of grant, and as shall be permissible under the terms of the Plan. No fractional Shares may be issued or delivered pursuant to the Plan or any Award.

8. **Grant, Terms and Conditions of Stock Awards.**

(a) Designation. Restricted Stock or Restricted Stock Units may be granted under the Plan. Restricted Stock or Restricted Stock Units may include a dividend equivalent right, as permitted by Section 4. After the Committee determines that it will offer Restricted Stock or Restricted Stock Units, it will advise the Participant in writing or electronically, by means of an Award Agreement, of the terms, conditions and restrictions, including vesting, if any, related to the offer, including the number of Shares that the Participant shall be entitled to receive or purchase, the price to be paid, if any, and, if applicable, the time within which the Participant must accept the offer. The offer shall be accepted by execution of an Award Agreement or as otherwise directed by the Committee. Restricted Stock Units may be paid as permitted by Section 10(b) of the Code. The term of each award of Restricted Stock or Restricted Stock Units shall be at the discretion of the Committee.

(b) Restrictions. Subject to Section 8(c), the Committee may impose such conditions or restrictions on the Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may determine advisable, including the achievement of specific performance goals, time based restrictions on vesting, or others. If the Committee established performance goals, the Committee shall determine whether a Participant has satisfied the performance goals.

(c) Performance Criteria. Restricted Stock and Restricted Stock Units granted pursuant to the Plan that are intended to qualify as "performance based compensation" under Section 162(m) of the Code shall be subject to the attainment of performance goals relating to the Performance Criteria selected by the Committee and specified at the time such Restricted Stock and Restricted Stock Units are granted. For purposes of this Plan, "Performance Criteria" means one or more of the following (as selected by the Committee): (i) cash flow; (ii) earnings per share; (iii) earnings before interest, taxes, and amortization; (iv) return on equity; (v) total shareholder return; (vi) share price performance; (vii) return on capital; (viii) return on assets or net assets; (ix) revenue; (x) revenue growth; (xi) earnings growth; (xii) operating income; (xiii) operating profit; (xiv) profit margin; (xv) return on operating revenue; (xvi) return on invested capital; (xvii) market price; (xviii) brand recognition; (xix) customer satisfaction; (xx) operating efficiency; or (xxi) productivity. Any of these Performance Criteria may be used to measure the performance of the Company as a whole or any business unit or division of the Company. Each such Performance Criteria may be determined on an absolute basis or may be determined relative to the Company's peers or applicable indices. To the extent consistent with the requirements of Code Section 162 (m), the Committee may determine at the time that goals under this Section 8 are established, the extent to which measurement of performance goals may exclude the impact of charges for restructuring, discontinued operations, extraordinary items, and other unusual non-recurring items, and the cumulative effects of tax or accounting changes (each as defined by generally accepted accounting principles and as identified in the Company's financial statements or other SEC filings).

(d) Vesting. Unless the Committee determines otherwise, the Award Agreement shall provide for the forfeiture of the non-vested Shares underlying Restricted Stock or the termination of Restricted Stock Units upon cessation of a Participant's Continuous Status as a Participant, and the Shares underlying Restricted Stock and Restricted Stock Units shall vest in full immediately upon death. To the extent that the Participant purchased the Shares granted under any such Restricted Stock award and any such Shares remain non-vested at the time of cessation of a Participant's Continuous Status as a Participant, the cessation of Participant's Continuous Status as a Participant shall cause an immediate sale of such non-vested Shares to the Company at the original price per Share paid by the Participant. Non-vested Shares underlying Restricted Stock and Restricted Stock Units shall vest in full immediately upon death.

9. **Grant, Terms and Conditions of SARs.**

(a) Grants. The Committee shall have the full power and authority, exercisable in its sole discretion, to grant SARs to selected Participants. The Committee is authorized to grant both tandem stock appreciation rights consisting of SARs with underlying Options ("Tandem SARs") and stand-alone stock appreciation rights consisting of SARs not tied to underlying Options ("Stand-Alone SARs"). The term of a SAR shall be at the discretion of the Committee. In no event shall the Board or the Committee be permitted to Reprice a SAR after the date of grant without shareholder approval.

(b) Tandem SARs.

i. Participants may be granted a Tandem SAR, exercisable upon such terms and conditions as the Committee shall establish, to elect between the exercise of the underlying Option for Shares or the surrender of the Option in exchange for a distribution from the Company in an amount equal to the excess of (A) the Fair Market Value (on the Option surrender date) of the number of Shares in which the Participant is at the time vested under the surrendered Option (or surrendered portion thereof) over (B) the aggregate exercise price payable for such vested Shares.

ii. No such Option surrender shall be effective unless it is approved by the Committee, either at the time of the actual Option surrender or at any earlier time. If the surrender is so approved, then the distributions to which the Participant shall become entitled under this Section 9(b) may be made in Shares valued at Fair Market Value (on the Option surrender date), in cash, or partly in Shares and partly in cash, as the Committee shall deem appropriate.

iii. If the surrender of an Option is not approved by the Committee, then the Participant shall retain whatever rights he or she had under the surrendered Option (or surrendered portion thereof) on the Option surrender date and may exercise such rights at any time prior to the later of (A) five (5) business days after the receipt of the rejection notice or (B) the last day on which the Option is otherwise exercisable in accordance with the terms of the instrument evidencing such Option, but in no event may such rights be exercised more than ten (10) years after the date of the Option grant.

(c) Stand-Alone SARs.

i. A Participant may be granted a Stand-Alone SAR not tied to any underlying Option under Section 7 of the Plan. The Stand-Alone SAR shall cover a specified number of Shares and shall be exercisable upon such terms and conditions as the Committee shall establish. Upon exercise of the Stand-Alone SAR, the holder shall be entitled to receive a distribution from the Company in an amount equal to the excess of (A) the aggregate Fair Market Value (on the exercise date) of the Shares underlying the exercised right over (B) the aggregate base price in effect for those Shares.

ii. The number of Shares underlying each Stand-Alone SAR and the base price in effect for those Shares shall be determined by the Committee at the time the Stand-Alone SAR is granted. In no event, however, may the base price per Share be less than the Fair Market Value per underlying Share on the grant date.

iii. The distribution with respect to an exercised Stand-Alone SAR may be made in Shares valued at Fair Market Value on the exercise date, in cash, or partly in Shares and partly in cash, as the Committee shall deem appropriate.

(d) Vesting. To the extent SARs vest and become exercisable in increments, unless otherwise provided in the applicable Award Agreement or any severance agreement (i) such SARs shall cease to vest upon the earlier of a Participant's Disability or termination of such Participant's Continuous Status as a Participant (other than upon a Participant's death), and (ii) such SARs shall immediately vest in full upon a Participant's death.

10. **Procedure for Exercise; Payments under Awards; Rights as a Shareholder**.

(a) Procedure. An Award shall be exercised when written, electronic or verbal notice of exercise has been given to the Company, or the brokerage firm or firms approved by the Company to facilitate exercises and sales under this Plan, in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been received by the Company or the brokerage firm or firms, as applicable. The notification to the brokerage firm shall be made in accordance with procedures of such brokerage firm approved by the Company. Full payment may, as authorized by the Committee, consist of any consideration and method of payment allowable under the terms of this Plan. The Company shall issue (or cause to be issued) such share certificate promptly after the exercise of the Award or, in the case of Restricted Stock Units, after the Participant has vested in such Restricted Stock Units and otherwise become entitled to Shares in connection with such Restricted Stock Units. In the event that the exercise of an Award is treated in part as the exercise of an Incentive Stock Option and in part as the exercise of a Nonqualified Stock Option pursuant to Section 7(a), the Company shall issue a share certificate evidencing the Shares treated as acquired upon the exercise of an Incentive Stock Option and a separate share certificate evidencing the Shares treated as acquired upon the exercise of a Nonqualified Stock Option, and shall identify each such certificate accordingly in its share transfer records. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 4 of the Plan. In no event shall cash be paid or Shares issued to a Participant with respect to an Award of the Participant later than March 15 of the calendar year immediately following the calendar year in which the Participant became vested in and otherwise entitled to such cash or Shares.

(b) Method of Payment. The consideration to be paid for any Shares to be issued upon exercise or other required settlement of an Award, including a method of payment, shall be determined by the Committee at the time of settlement, and which forms may include: (i) check; (ii) wire transfer; (iii) tender of shares of Common Stock owned by the Participant in accordance with rules established by the Committee from time to time; and (iv) a request that the Company or a designated brokerage firm conduct a cashless exercise of the Option. Shares used to pay the Option Price shall be valued at their Fair Market Value on the exercise date. Payment of the aggregate Option Price by means of tendering previously-owned shares of Common Stock shall not be permitted when the same may, in the reasonable opinion of the Company, cause the Company to record a loss or expense as a result thereof.

(c) Withholding Obligations. To the extent required by applicable federal, state, local or foreign law, the Committee may and/or a Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Incentive Stock Option, Nonqualified Stock Option, SAR, Restricted Stock or Restricted Stock Units, or any sale of Shares. The Company shall not be required to issue Shares or to recognize the disposition of such Shares until such obligations are satisfied. These obligations may be satisfied by having the Company withhold a portion of the Shares that otherwise would be issued to a Participant under such Award (provided, however, that no Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law) or by tendering Shares previously acquired by the Participant in accordance with rules established by the Committee from time to time.

(d) Shareholder Rights. Except as otherwise provided in this Plan, until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the share certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares subject to the Award, notwithstanding the exercise of the Award.

(e) Non-Transferability of Awards. An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in exchange for consideration, and may not be transferred other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant; unless the Committee permits further transferability, on a general or specific basis, in which case the Committee may impose conditions and limitations on any permitted transferability.

11. **Expiration of Awards**.

(a) Expiration, Termination or Forfeiture of Awards. Unless otherwise provided in the applicable Award Agreement or any severance agreement, vested Awards granted under this Plan shall expire, terminate, or otherwise be forfeited as follows:

(i) ninety (90) days after the date of termination of a Participant's Continuous Status as a Participant other than in circumstances covered by (ii), (iii), (iv) or (v) below;

(ii) immediately upon termination of a Participant's Continuous Status as a Participant for cause (as defined in a Company subplan or Award Agreement, as applicable);

(iii) twelve (12) months after the date on which a Participant ceased performing services as a result of his or her Disability; and

(iv) twelve (12) months after the date of the death of a Participant who was a Participant whose Continuous Status as a Participant terminated as a result of his or her death.

(b) Extension of Term. Notwithstanding subsection (a) above, the Committee shall have the authority to extend the expiration date of any outstanding Options or SARs other than an Incentive Stock Option in circumstances in which it deems such action to be appropriate (provided that no such extension shall extend the term of an Option or SAR beyond the date on which the Award would have expired or been forfeited if there had been no termination of the Employee's Continuous Status as a Participant).

12. **Term, Amendment and Termination of the Plan**.

(a) Term of Plan. The Plan shall become effective as of the Effective Date. It shall continue in effect until the tenth anniversary of the 2013 Amendment Date or until terminated under this Section 12 of the Plan or extended by an amendment approved by the shareholders of the Company pursuant to Section 12(a).

(b) Amendment and Termination. The Board or the Committee may amend or terminate the Plan from time to time in such respects as the Board may deem advisable (including, but not limited to amendments which the Board deems appropriate to enhance the Company's ability to claim deductions related to stock option exercises); provided that to the extent required by the Code or the rules of the NYSE or the SEC, shareholder approval shall be required for any amendment of the Plan. Subject to the foregoing, it is specifically intended that the Board or Committee may amend the Plan without shareholder approval to comply with legal, regulatory and listing requirements and to avoid unanticipated consequences deemed by the Committee to be inconsistent with the purpose of the Plan or any Award Agreement.

(c) Participants in Foreign Countries. The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Subsidiaries may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(d) Effect of Amendment or Termination. Any such amendment or termination of the Plan shall not affect Awards already granted and such Awards shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Participant and the Committee, which agreement must be in writing and signed by the Participant and the Company.

13. **Shareholder Approval**. The Plan, and any material amendment to the Plan, is subject to approval by the shareholders of the Company in accordance with applicable NYSE rules.